SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ProAssurance Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6631	63-1261433
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

100 Brookwood Place

Birmingham, Alabama 35209
(205) 877-4400
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant’s Principal Executive Offices)

A. Derrill Crowe

100 Brookwood Place
Birmingham, Alabama 35209
(205) 877-4400
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Agent for Service)

Copies to:

Jack P. Stephenson, Jr., Esq. Burr & Forman LLP 420 North 20th Street, Suite 3100 Birmingham, Alabama 35203 (205) 458-5201	Brice T. Voran Shearman & Sterling Commerce Court West 199 Bay Street, Suite 4405 Toronto, Ontario M5L 1E8 (416) 360-8484

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after this registration statement becomes effective.

      If the only securities being registered on this form are being registered pursuant to dividend or interest reinvestment plans, please check the following box:     ☐

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box:     ☐

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:     ☐

		Proposed maximum	Proposed maximum	Amount of
Title of each class of	Amount to	offering	aggregate	registration
securities to be registered	be registered	price per share(1)	offering price	fee(2)

Common Stock, $.01 par value per share	3,125,000 shares	$16.50	$51,562,500	$4,743.75

(1)	Estimated pursuant to Rule 457(c) under the Securities Act based on the average of the high and low prices of the common stock as reported on the New York Stock Exchange on October 8, 2002, solely for the purpose of calculating the registration fee.

(2)	Pursuant to Rule 457(p), the filing fee has been offset against the filing fee previously paid by the registrant in the net amount of $25,498 with respect to 6,502,515 unsold shares of common stock registered under the registrant’s registration statement on Form S-4 (file no. 333-49378) as originally filed on November 6, 2000, as amended by Post-Effective Amendment No. 2, filed on January 23, 2002, to reflect the unsold shares.

      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

The information in this prospectus is not complete and may be changed without notice. ProAssurance and the selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and ProAssurance and the selling stockholder are not soliciting offers to buy these securities, in any state where the offer or sale of these securities is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 11, 2002.

Prospectus

2,750,000 Shares

ProAssurance Corporation

Common Stock

        ProAssurance Corporation is offering 2,500,000 shares of its common stock and the selling stockholder named in this prospectus is offering 250,000 shares of common stock in a firmly underwritten offering. ProAssurance will not receive any proceeds from the sale of shares of common stock by the selling stockholder.

      Our common stock is listed on The New York Stock Exchange under the symbol “PRA.” On October 8, 2002, the last reported sale price of our common stock on The New York Stock Exchange was $16.50 per share.

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 10.

	Per Share	Total

Offering Price	$	$

Discounts and Commissions to Underwriters	$	$

Offering Proceeds to ProAssurance	$	$

Offering Proceeds to Selling Stockholder	$	$

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      ProAssurance has granted the underwriters the right to purchase up to an additional 375,000 shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within thirty days after the offering. The underwriters expect to deliver the shares of common stock to investors on or about                           , 2002.

Banc of America Securities LLC

Cochran, Caronia & Co.

Sandler O’Neill & Partners, L.P.

              , 2002

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF OUR COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
SELECTED HISTORICAL FINANCIAL DATA
PRO FORMA FINANCIAL DATA
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE CAN YOU FIND MORE INFORMATION
GLOSSARY OF SELECTED INSURANCE TERMS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
EX-10.1 AMENDMENT TO RELEASE AND SEVERANCE
EX-10.2 EMPLOYMENT AGREEMENT
EX-23.1 CONSENT OF ERNST & YOUNG LLP
EX-23.2 CONSENT OF PRICEWATERHOUSECOOPERS LLP

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of our common stock.

PROSPECTUS SUMMARY

      The following summary may not contain all of the information that may be important to you. You should read all of the information delivered in connection with this prospectus, including the consolidated financial statements and related notes and the risks of investing in our common stock discussed under “Risk Factors,” before making an investment decision. This prospectus contains terms that are specific to the insurance industry and may be technical in nature. For a description of these terms, please refer to the “Glossary of Selected Insurance Terms” in this prospectus. References in this prospectus to “ProAssurance,” “we,” “us” and “our” refer to ProAssurance Corporation and its subsidiaries, unless the context otherwise requires or otherwise is expressly stated. Figures presented in this prospectus include the results of Professionals Group from June 27, 2001, the date of the consolidation with Medical Assurance, and, prior to that date, of Medical Assurance, unless otherwise expressly stated, which limits the comparability of certain financial information.

Overview

      We are a specialty property and casualty insurance company focused on the professional liability and the personal automobile insurance markets. We have a regional orientation, applying a focused underwriting strategy to local markets where we have built a strong reputation among our customers and producers. We are the fourth largest writer of medical professional liability insurance in the United States based on direct premiums written in 2001. We are the tenth largest writer of personal automobile insurance in Michigan based on direct premiums written in 2001. We were formed to effect the consolidation of Medical Assurance, Inc. and Professionals Group, Inc. in June 2001, but our predecessor company, Medical Assurance, has been in operation since 1977.

      We conduct our business through two operating segments, each of which maintains a strong position in its local markets:

•	Our professional liability segment, which represents our commercial lines business, primarily focuses on providing medical professional liability insurance. We provide protection against claims arising out of the death, injury or disablement of a person resulting from the negligence or other misconduct of medical and other healthcare professionals.

•	Our personal lines segment primarily offers personal automobile, and to a lesser extent, homeowners, boat and umbrella insurance to teachers, administrators, college professors and other members of the educational community and their families in Michigan.

      Our professional liability segment represented 72.4% of our gross premiums written for the six months ended June 30, 2002 while our personal lines represented 27.6% for the same period. Approximately 96.2% of our business related to casualty coverages, including automobile coverages, and 3.8% to property coverages primarily through homeowners insurance, as measured by gross premiums written for the six months ended June 30, 2002. We believe we do not have any exposure to asbestos claims which are currently prevalent in the insurance industry.

      By concentrating on specialty markets where customers have specialized needs, we seek to provide value added solutions through our underwriting expertise and our emphasis on strong customer service. Our regional presence allows us to maintain active relationships with our customers and be more responsive to their needs. We seek to maintain a strong financial position to protect our customers. We believe these factors have allowed us to establish a leading position in our markets, enabling us to compete on a basis other than just price.

      Professional Liability. Our customers include physicians, hospitals, dentists and other healthcare providers. We focus on physicians who are sole practitioners or who practice in small groups, who we believe exhibit greater customer loyalty and provide us a better opportunity to achieve an underwriting profit. We estimate that at least 90% of our policies in force on June 30, 2002 cover physicians and dentists who are sole practitioners or who practice in small groups of less than 20 professionals. While we are licensed in 48 states, we currently write insurance in 20 states, primarily in the southeast and midwest, with Alabama, Florida, Ohio, Indiana and Michigan representing our five largest states based on direct premiums written in 2001.

      We operate through our home office and 12 regional offices, allowing us to better control our underwriting and claims process, respond to local market conditions and more effectively serve our customers and producers. We believe our size, financial strength and flexibility of distribution differentiates us from our competitors.

      Given the long tail nature of our professional liability business, we focus on our operating ratio, which combines the ratio of underwriting income or loss to net premiums earned, referred to as the combined ratio, offset by the benefit of investment income generated from our cash and invested assets, also expressed as a percentage of net premiums earned. Our average statutory operating ratio for the five year period ended December 31, 2001 was 79.5% based on information reported by A.M. Best Company, Inc. This compares favorably to an average statutory operating ratio of 94.3% for the property and casualty industry over the same period, according to data published by A.M. Best. The long tail nature also results in a higher level of invested assets and investment income as compared to other property and casualty lines of business. At December 31, 2001, our ratio of cash and invested assets (including personal lines), which totaled $59.49 per share, to statutory surplus was 4.3x as compared to 2.7x for the property and casualty industry. For the five years ended December 31, 2001, our net investment income averaged 25.3% of net premiums earned compared to 13.9% for the property and casualty industry over the same period, in each case determined on a statutory basis.

      Personal Lines. We conduct our personal lines business through our publicly-traded subsidiary, MEEMIC Holdings, Inc. (Nasdaq: MEMH). We believe our focus on the educational community provides better than average risk-selection, which contributes to our historically profitable underwriting results. We distribute our products directly to insureds through a network of 95 captive agents who are primarily current and former teachers, administrators and other educational employees.

      Our senior management team is led by A. Derrill Crowe, M.D., our Chairman and Chief Executive Officer, and Victor T. Adamo, Esq., our President and Chief Operating Officer. Dr. Crowe has acted as the Chief Executive Officer of Medical Assurance since its founding in 1977. He has applied a hands-on management style in developing our underwriting and claims strategies and was instrumental in establishing us as a leading professional liability specialist. Mr. Adamo has held various positions with Professionals Group since 1985 and as its president was largely responsible for building it into a successful regional professional liability company. Dr. Crowe practiced medicine as his principal occupation for more than 25 years and Mr. Adamo was in the private practice of law for 10 years, providing them with knowledge of medical and legal issues that are critical to our insurance operations. We also have a knowledgeable and experienced management team with established track records in building and managing successful insurance operations. In total, our senior management team has average experience in the insurance industry of 22 years.

      For the year ended December 31, 2001, we generated $389.0 million of gross premiums written, $313.3 million of net premiums earned and $382.6 million of total revenues. For the six months ended June 30, 2002, we generated gross premiums written of $304.2 million. As of June 30, 2002, we had cash and invested assets of $1.7 billion, total assets of $2.4 billion and stockholders’ equity of $426.8 million. Following completion of this offering, we expect to have total capitalization, including debt, of approximately $542.2 million. Each of our insurance subsidiaries is rated “A-” (Excellent) by A.M. Best.

      Our predecessor company, Medical Assurance, was founded by physicians as a mutual company in Alabama in 1977 and demutualized into a public company in 1991. From its initial public offering in September 1991, to June 27, 2001, Medical Assurance produced a compounded annual return of 14.6% for its common stockholders. Professionals Group was founded as Physicians Insurance Company of Michigan in 1980 to assume the business of the Brown-McNeeley Fund, which was founded by the State of Michigan in 1975. From the first date of trading on Nasdaq in June 1993 through June 27, 2001, Professionals Group produced a compounded annual return of 15.1% for its common shareholders. MEEMIC’s insurance subsidiary was founded as a mutual company by Michigan teachers in 1950. Professionals Group became affiliated with MEEMIC in 1997 and acquired majority ownership through transactions relating to MEEMIC’s demutualization in July 1999.

Corporate Strategy

      Our objective is to build value for our stockholders through superior underwriting of classes of business in which we have a comprehensive understanding and which offer us the opportunity to generate competitive returns on capital. We target an operating return on equity, which includes investment income but excludes realized gains and losses, of 12% to 14% over the long term. Over the five years ending December 31, 2001, however, we achieved an average operating return on equity of 10.0%, with a high of 14.0% in 1999 and a low of 2.4% in 2001. The major elements of our strategy are:

      Adhere to a Strict Underwriting Philosophy. We emphasize disciplined underwriting and do not manage our business to achieve a certain level of premium growth or market share. In our professional liability business, we apply our local knowledge to individual risk selection to determine the appropriate price based on our assessment of the specific characteristics of each risk. In our personal lines business, we target the educational community, which we believe provides a more stable and predictable group of risks.

      Aggressively Manage Policyholder Claims. In addition to prudent risk selection, we seek to control our underwriting results through effective claims management. We investigate each professional liability claim and have fostered a strong culture of aggressively defending those claims that we believe have no merit. We manage these claims at the local level, tailoring claims handling to the legal climate of each state, which we believe differentiates us from national writers. In our personal lines business, we seek to quickly and efficiently settle claims through an established network of auto repair shops and other repair facilities, focusing on minimizing the cost of handling each claim.

      Operate Through Regional Offices in Local Markets. We believe that our business is most effectively managed at the local level. We operate our professional liability business through 12 regional offices in 9 states and our personal lines business through 93 agents in Michigan. Through our regional underwriting and claims office structure, we are able to gain a strong understanding of local market conditions and efficiently adapt our underwriting and claims strategies to regional conditions.

      Expand Our Position in Regional Markets. Our goal is to build upon our position as a leading writer of professional liability and personal lines insurance and expand within a defined geographic area, while maintaining our commitment to disciplined underwriting and aggressive claims management. The withdrawal and reduced capacity of several competitors in the medical professional liability market has led to significant increases in the number of new policy applications received over the past 12 months. We believe that our strong reputation in our regional markets, combined with our financial strength, strong customer service and proven ability to manage claims, should enable us to profitably expand our position in select states. In our personal lines business, we estimate that we currently insure approximately 20% of educational professionals in Michigan. Through the appointment of additional agents and broadening our relationships with educational institutions, we intend to increase our penetration of the educational community.

      Pursue Consolidating Acquisitions. We have successfully acquired and integrated companies and books of business in the past and believe our financial size and strength make us an attractive acquiror. We continually evaluate opportunities to acquire professional liability companies or books of business that leverage our core underwriting and claims expertise. We believe that higher claim costs on historical business and capacity constraints may create disruption among other professional liability writers, thereby providing acquisition opportunities.

      Maintain Our Financial Strength and Security. We have sustained our financial stability during difficult market conditions through responsible pricing and loss reserving practices. We are committed to maintaining prudent operating and financial leverage and conservatively investing our assets. We recognize the importance of our “A-” (Excellent) A.M. Best rating to our customers and producers and intend to manage our business to protect our financial security.

Recent Events

      Financial Outlook. We estimate our net operating income per share will be between $0.13 and $0.16 for the three months ended September 30, 2002, and between $0.30 and $0.35 for the last six months of 2002. We calculate net operating income excluding the effects of guaranty fund assessments, as well as realized investment gains and losses, net of applicable taxes. These estimates reflect our current views as of the date of this prospectus. As such, they are subject to uncertainty and may change as a result of a number of factors, many of which are beyond our control. See “Forward-Looking Statements.”

      Purchase of MEEMIC Shares. We currently own 83.9% of the issued and outstanding common stock of MEEMIC. On July 9, 2002, we agreed to purchase the remaining 16.1% of the common stock of MEEMIC that we did not already own. The purchase price of $29.00 per share in cash, representing an aggregate purchase price of $34.4 million, will be financed through existing cash and investment resources of MEEMIC. The acquisition of these minority shares is subject to regulatory approval, a vote of minority shareholders and other conditions. The proposed transaction, including the financial terms, have been unanimously approved by the board of directors of MEEMIC, including its independent directors not affiliated with us. We expect to complete the acquisition of the remaining shares that we do not already own by January 2003, but there can be no assurances that we will be successful.

Industry Trends

      The medical malpractice, or medical professional liability, market totaled $7.3 billion in direct premiums written for the year ended December 31, 2001, which represented 3.9% of the total commercial premiums in the property and casualty industry, according to data published by A.M. Best. Since 1999, insurance companies focused on medical professional liability coverage have experienced higher claim costs on business written in prior years than they had reserved for initially. This has resulted in significant losses, reduced capital to support current and future business, and higher premium rates to meet expected higher claims costs. In 2001, based on publicly available industry information, it is estimated that prices for medical professional liability insurance experienced increases of approximately 15% to 20% over expiring terms. Price increases have varied across the types of insured and geographic region with some states experiencing increases as high as 100%. We believe price increases have continued in 2002 at levels consistent with, or higher than, those reported in 2001, which is consistent with our own experience.

      Reduced profitability, reductions in surplus and capacity constraints have led many professional liability carriers focused on medical professional liability coverages to withdraw from, or limit new business in, one or more markets. In December 2001, The St. Paul Companies, Inc. previously the second largest writer of medical professional liability insurance in the United States, announced its immediate intention to exit the market due to poor profitability. In February 2002, Pennsylvania-based PHICO Insurance Company entered into state-ordered liquidation due to financial difficulties. In March 2002, SCPIE Holdings, Inc. announced it terminated its strategic relationship with a national broker to write professional liability insurance for physicians and dentists, and will refocus on its home market of Southern California. In March 2002, The MIIX Group, Inc. announced its intention to stop writing business in all states except New Jersey due to financial difficulties and has sponsored the formation of a new mutual company to write solely in New Jersey. In June 2002, American Physicians Capital, Inc. announced its decision to withdraw from the Florida medical professional liability market. In June 2002, FPIC Insurance Group, Inc. announced that, while it will continue to renew its existing book of business, it will not write new business until it can increase capacity.

      Given the continued reduction in capacity and the uncertainty surrounding several writers in the medical professional liability market, we believe the current favorable market environment will continue at least until 2004. The improvements in pricing to some degree, however, will be offset by the impact of loss cost trends and the increased cost of reinsurance.

Growth Opportunities and Outlook

      We believe our current market position and reputation allows us to take advantage of improving marketing conditions and opportunities in the market. Based on improving market conditions and our assessment of our ability to effectively compete, we expect to achieve gross premiums written of at least $500 million in 2002. We expect to achieve our growth primarily through the (i) increased prices in our professional liability business and (ii) expansion of our personal automobile business in Michigan.

      We expect the growth of our professional liability business will be primarily generated through increased pricing across our portfolio. Through June 2002, we achieved average gross price increases of approximately 25% on renewal business across our professional liability business (weighted by premium volume). These increases are in addition to average gross price increases achieved during 2001 of approximately 23% on renewal business across our professional liability business (weighted by premium volume).

      We expect our future growth will also be supported by controlled expansion in states where we have recently commenced writing business but have little or no presence. These states include Arkansas and Virginia, where The St. Paul Companies, Inc. was a leading writer prior to its departure from the market and which we believe have favorable medical and legal climates. We anticipate there will be additional opportunities for profitable expansion as a number of insurers are experiencing financial difficulties, requiring them to reduce their business or completely exit the marketplace.

      We believe we can achieve our growth while improving our combined ratio. Based on price increases achieved to date, we expect the ultimate combined ratio on our professional liability business currently written to be reduced to 102% or lower, as premiums are earned. This takes into account expected increases in the cost of claims and reinsurance protection purchased. As with all property and casualty companies, we expect the beneficial impact of price increases and any development of losses to be fully reflected in our financial results over time. We recognize the impact of higher prices as the associated premiums are earned which generally occurs over the course of the year after the policy is written. In our personal lines business our objective is to achieve an underwriting profit, targeting a combined ratio of 96% or lower, which is in line with our historical financial results.

Corporate Structure

      ProAssurance Corporation was formed as a holding company for Medical Assurance, Inc. in connection with its acquisition of Professionals Group, Inc. in June 2001. The organizational chart below illustrates the corporate relationships among our primary insurance operating subsidiaries. Unless otherwise indicated, we own, directly or indirectly, 100% of the capital stock of each of the companies depicted below. We currently own 83.9% of MEEMIC Holdings, Inc. and have announced our intention to increase our ownership to 100%.

      Our executive offices are located at 100 Brookwood Place, Birmingham, Alabama 35209, and our telephone number is (205) 877-4400.

The Offering

Common stock offered hereby
• By ProAssurance	2,500,000 shares
• By selling stockholder	250,000 shares
Total	2,750,000 shares
Common stock outstanding before this offering	25,851,178 shares
Common stock outstanding after this offering	28,351,178 shares

Use of proceeds	We estimate that our net proceeds from this offering will be $37.9 million, or $43.7 million if the underwriters’ over-allotment option is exercised in full. We intend to use the net proceeds from this offering to support the growth of our professional liability business and for general corporate purposes, which may include the acquisition of other companies or books of business and the payment of principal and interest on our outstanding debt. We currently have no agreements or other obligations to acquire any companies or books of business. We will not receive any proceeds from the sale of shares by the selling stockholder.

Dividend policy	We do not currently pay dividends on our common stock and do not intend to pay any dividends in the foreseeable future. We intend to retain earnings to support the future growth of our business.

New York Stock Exchange symbol	PRA

      A. Derrill Crowe, M.D., our Chairman and Chief Executive Officer, intends to sell up to 250,000 shares of our common stock as part of this offering. This represents 10.0% of the 2,512,492 total shares beneficially held by Dr. Crowe, which includes 188,516 shares issuable under our equity incentive compensation plan. Dr. Crowe has not previously sold any of his shares of common stock since October 1999. Following completion of this offering, Dr. Crowe will continue to beneficially own 2,262,492 shares of our common stock, representing 7.9% of our total outstanding common stock, after giving effect to this offering. In conjunction with this offering Dr. Crowe has agreed not to, directly or indirectly, sell any shares of his remaining common stock for a period of 180 days after the date of this prospectus. For purposes of estate planning, Dr. Crowe has indicated an intention to engage in the orderly sale of our common stock from time to time over the next five to ten years.

      The number of shares of common stock outstanding indicated above excludes 1,103,037 shares issuable upon the exercise of options granted by us under our equity incentive compensation plan at a weighted average exercise price of $19.46 per share, of which approximately 771,037 shares at a weighted average exercise price of $20.60 per share were exercisable as of September 30, 2002. We have an additional 1,005,999 shares reserved for future issuance of options under our equity incentive compensation plan.

      Unless otherwise indicated, the information presented in this prospectus assumes the underwriters’ over-allotment option to purchase up to an additional 375,000 shares from us is not exercised.

Summary Financial Data

      The table below sets forth our summary consolidated financial data and other financial information for each of the three years ended December 31, 2001, and the six months ended June 30, 2001 and 2002. Our historical financial information was prepared in accordance with generally accepted accounting principles (GAAP). Periods prior to June 30, 2001 reflect only the financial results of Medical Assurance which limits the comparability of the financial data and other information set forth below. Our consolidated financial statements and the financial data below for the year ended December 31, 2001 includes the financial results of Professionals Group from June 27, 2001, the date of acquisition.

      The GAAP statement of income data for the years ended December 31, 1999, 2000 and 2001 and the GAAP balance sheet data as of December 31, 1999, 2000 and 2001 were derived from our audited consolidated financial statements. The GAAP statement of income data for the six months ended June 30, 2001 and 2002 and the GAAP balance sheet data as of June 30, 2002 were derived from our unaudited consolidated financial statements which include all adjustments which, in management’s opinion, are normal recurring adjustments necessary for a fair presentation of our financial position and results of operations. The operating results for the six months ended June 30, 2002 are not necessarily indicative of our results of operations for the full year 2002 or any future periods. The statutory data below has been derived from statutory financial statements filed by our insurance operating subsidiaries with the relevant state insurance departments and have been prepared in accordance with statutory accounting principles (SAP), which differ in material respects from GAAP. The summary consolidated financial data presented below should be reviewed in conjunction with our consolidated financial statements, the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended			Six Months Ended
	December 31,			June 30,

	2001	2000	1999	2002	2001

	(in thousands, except per share data)
GAAP Statement of Income Data:
Gross premiums written	$388,983	$223,871	$201,593	$304,188	$130,428
Net premiums written	310,291	194,279	156,923	255,653	95,112
Net premiums earned	$313,345	$177,596	$164,424	$224,083	$96,222
Net investment income	59,782	41,450	39,273	38,954	19,938
Net realized investment gains (losses)	5,441	913	1,787	(3,778)	1,194
Other income	3,987	2,630	2,545	3,624	1,047

Total revenues	382,555	222,589	208,029	262,883	118,401

Net losses and loss adjustment expenses	298,558	155,710	104,657	214,263	90,789
Underwriting, acquisition, and insurance expenses	70,437	38,579	40,212	44,482	23,246
Interest expense	2,591	—	—	1,514	84

Total expenses	371,586	194,289	144,869	260,259	114,119

Income before income taxes and minority interest	10,969	28,300	63,160	2,624	4,282
Provision for income taxes	(2,847)	4,000	16,460	(1,866)	(978)

Income before minority interest	13,816	24,300	46,700	4,490	5,260
Minority interest	1,366	—	—	1,428	—

Income before cumulative effect of accounting change	12,450	24,300	46,700	3,062	5,260

Net income	$12,450	$24,300	$46,700	$4,756 (1)	$5,260

Income per share before cumulative effect of accounting change (basic and diluted)	$0.51	$1.04	$1.95	$0.12	$0.23
Net income per share (basic and diluted)	0.51	1.04	1.95	0.18	0.23
Weighted average number of shares outstanding:
Basic	24,263	23,291	23,992	25,842	22,705
Diluted	24,267	23,291	24,008	25,864	22,706

	As of			As of
	December 31,			June 30, 2002

	2001	2000	1999	Actual	As Adjusted(2)

	(in thousands, except per share data)
GAAP Balance Sheet Data:
Total cash and investments	$1,569,628	$805,076	$781,327	$1,682,523	$1,720,401
Total assets	2,238,325	1,122,836	1,117,668	2,371,885	2,409,763
Reserve for losses and loss adjustment expenses	1,442,341	659,659	665,792	1,507,401	1,507,401
Unearned premiums	188,630	78,495	70,925	224,285	224,285
Debt	82,500	—	—	77,500	77,500
Stockholders’ equity	413,231	345,167	325,724	426,831	464,709

Total cash and investments per share	$60.86	$35.49	$33.39	$65.09	$60.68
Stockholders’ equity per share	$16.02	$15.22	$13.92	$16.51	$16.39
Common stock outstanding	25,789	22,682	23,401	25,851	28,351

	Year Ended						Six Months Ended
	December 31,						June 30,

	2001		2000		1999		2002		2001

	($ in thousands)
Selected GAAP Financial Ratios:
Net loss and loss adjustment expense ratio	95.3%		87.7%		63.7%		95.6%		94.4%
Underwriting expense ratio	22.5		21.7		24.5		19.9		24.2

Combined ratio(3)	117.8%		109.4%		88.2%		115.5%		118.6%

Selected Statutory Combined Data(4):
Net loss and loss adjustment expense ratio	102.0%		87.4%		63.0%		95.6%		108.4%
Underwriting expense ratio	22.2		22.3		24.0		17.8		22.3

Combined ratio(5)	124.2%		109.7%		87.0%		113.4%		130.7%

Statutory surplus	$359,016		$216,812		$260,885		$356,942		$345,948
Ratio of cash and invested assets to statutory surplus	4.27	x	3.42	x	3.02	x	4.41	x	4.12	x
Ratio of net premiums written to statutory surplus	1.24	x	0.89	x	0.62	x	1.32	x(6)	—

(1)	Net income for the six months ended June 30, 2002 was increased by $1.7 million due to the adoption of SFAS 141 and 142. See Note 1 to our consolidated financial statements. In accordance with SFAS 142, we wrote off the unamortized balance of deferred credits that related to business combinations completed prior to July 1, 2001. The cumulative effect increased net income per share (basic and diluted) by $0.06 per share.

(2)	“As adjusted” GAAP data reflects our financial information after giving effect to the sale by us of 2.5 million shares of common stock pursuant to this offering at an assumed price of $16.50 per share, after deducting the estimated underwriting discounts, commissions, and offering expenses payable by us.

(3)	The combined ratio for the personal lines segment was 91.3% and 91.8% for the six months ended June 30, 2002 and the year ended December 31, 2001, respectively.

(4)	For statutory purposes, it is a generally accepted practice to show results following a combination as if it occurred at the beginning of the year the transaction was completed. These figures, therefore, include the results of Professionals Group and MEEMIC since January 1, 2001.

(5)	The statutory combined ratio for our personal lines segment was 95.7% and 92.8%, for the year ended December 31, 2001 and the six months ended June 30, 2002, respectively.

(6)	The ratio of net premiums written to statutory surplus for the twelve months ended June 30, 2002 was calculated using premiums for the twelve month period then ended.

RISK FACTORS

      You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus, including our financial statements and accompanying notes appearing elsewhere in this prospectus.

Our results may be affected if actual insured losses differ from our loss reserves.

      Significant periods of time often elapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of that loss. To recognize liabilities for unpaid losses, we establish reserves as balance sheet liabilities representing estimates of amounts needed to pay reported and unreported losses and the related loss adjustment expense. The process of estimating loss reserves is a difficult and complex exercise involving many variables and subjective judgments. As part of the reserving process, we review historical data and consider the impact of various factors such as:

•	trends in claim frequency and severity;

•	changes in operations;

•	emerging economic and social trends;

•	inflation; and

•	changes in the regulatory and litigation environments.

      This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate, but not necessarily accurate, basis for predicting future events. There is no precise method for evaluating the impact of any specific factor on the adequacy of reserves, and actual results are likely to differ from original estimates. To the extent loss reserves prove to be inadequate in the future, we would need to increase our loss reserves and incur a charge to earnings in the period the reserves are increased, which could have a material adverse impact on our financial condition and results of operation.

      The loss reserves of our insurance subsidiaries also may be affected by court decisions that expand liability on our policies after they have been issued and priced. In addition, a significant jury award, or series of awards, against one or more of our insureds could require us to pay large sums of money in excess of our reserved amounts. Our policy to aggressively litigate claims against our insureds may increase the risk that we may be required to make such payments.

We operate in a highly competitive environment.

      The property and casualty insurance business is highly competitive. We compete with large national property and casualty insurance companies as well as specialty insurers and self-insurance entities whose activities are limited to regional and local markets. Our competitors include companies with substantially greater financial resources than we have as well as companies that may have lower return on equity objectives than we have, particularly competitors that are mutual and not owned by shareholders.

      Competition in the property and casualty insurance business is based on many factors, including premiums charged and other terms and conditions of coverage, services provided, financial ratings assigned by independent rating agencies, claims services, reputation, perceived financial strength and the experience of the insurance company in the line of insurance to be written. Increased competition could cause us to charge lower premium rates, adversely affect our ability to attract and retain business and reduce the profits that would otherwise arise from operations.

The perceived benefits of the consolidation of our predecessor companies, Medical Assurance and Professionals Group, may not be realized.

      We were formed by the consolidation in June 2001 of Medical Assurance and Professionals Group, each of which had previously operated independently. A successful combination will require, among other things: integration of products and services, agency services, sales and marketing, claims adjustment and payment systems, and information and software systems; coordination of employee retention, hiring and training; and coordination of ongoing and future product development efforts. The consolidation of functions, the integration of departments, systems and procedures and the relocation of staff may present management challenges. We may not be able to integrate the operations of our predecessor companies without encountering difficulties. The integration may not be completed as rapidly as we expect and the integration may not achieve the benefits we currently anticipate.

Our revenues may fluctuate with insurance business cycles.

      The supply of property and casualty insurance and reinsurance, or the industry’s underwriting capacity, is determined principally by the industry’s level of capitalization, historical underwriting results, returns on investment and perceived premium rate adequacy. Historically, the financial performance of the property and casualty insurance industry has tended to fluctuate in cyclical patterns characterized by periods of greater competition in pricing and underwriting terms and conditions (a soft insurance market) followed by periods of capital shortage and lesser competition (a hard insurance market). In a soft insurance market, competitive conditions could result in premium rates and underwriting terms and conditions which may have an adverse effect on our operating profitability.

      We derive a significant portion of our insurance premium revenue from medical malpractice risks. For several years, the medical malpractice insurance industry has faced a soft insurance market that has generally resulted in lower premiums. More recently, loss costs have begun to rise beyond normal inflationary levels. We are endeavoring to compete in this market through premium rate increases and more selective underwriting practices, but these practices may not be successful. Moreover, we cannot predict whether, when or how market conditions will change, or the manner in which, or the extent to which any such changes may adversely impact our results and operations.

Our revenues may fluctuate with interest rates and investment results.

      We generally rely on the positive performance of our investment portfolio to offset insurance losses and to contribute to our profitability. As our investment portfolio is primarily comprised of interest-earning assets, prevailing economic conditions, particularly changes in market interest rates, may significantly affect our operating results. Changes in interest rates also can affect the value of our interest-earning assets, which are principally comprised of fixed and adjustable-rate investment securities. Generally, the value of fixed-rate investment securities fluctuate inversely with changes in interest rates. Interest rate fluctuations could adversely affect our GAAP stockholders’ equity, total comprehensive income and/or our cash flows. As of June 30, 2002, $1,356 million of our $1,599 million investment portfolio was invested in fixed maturities. Unrealized pre-tax net investment gains (losses) on investments in fixed maturities were $10.5 million, $0.1 million and $(14.7) million for the years ended 2001, 2000 and 1999, respectively.

      In accordance with our investment policies, the duration of our investment portfolio is intended to be similar to our expectation for the duration of our loss reserves. Changes in the actual duration of our loss reserves from our expectations may affect our results. Our investment portfolio, however, is subject to prepayment risk primarily due to our investments in mortgage-backed and other asset-backed securities. An investment has prepayment risk when there is a risk that the timing of cash flows that result from the repayment of principal might occur earlier than anticipated because of declining interest rates or later than anticipated because of rising interest rates. We are subject to reinvestment risk to the extent that we are not able to reinvest prepayments at rates comparable to the rates on the maturing investments.

Changes in healthcare could have a material impact on our operations.

      We derive substantially all of our medical professional liability insurance premiums from physicians and other individual healthcare providers, physician groups and smaller healthcare facilities. Significant attention has recently been focused on reforming the healthcare industry at both the federal and state levels. A broad range of healthcare reform measures have been suggested, and public discussion of such measures will likely continue in the future. Proposals have included, among others, spending limits, price controls, limiting increases in insurance premiums, limiting the liability of doctors and hospitals for tort claims, imposing liability on institutions rather than physicians and restructuring the healthcare insurance system. We cannot predict which, if any, reform proposals will be adopted, when they may be adopted or what impact they may have on us. The adoption of certain of these proposals could materially adversely affect our financial condition or results of operations.

      In addition to regulatory and legislative efforts, there have been significant market driven changes in the healthcare environment. In recent years, a number of factors related to the emergence of managed care have negatively impacted or threatened to impact the medical practice and economic independence of medical professionals. Medical professionals have found it more difficult to conduct a traditional fee-for-service practice and many have been driven to join or contractually affiliate with provider-supported organizations. Such change and consolidation may result in the elimination of, or a significant decrease in, the role of the physician in the medical malpractice insurance purchasing decision. It could also result in greater emphasis on the role of professional managers, who may seek to purchase insurance on a price competitive basis, and who may favor insurance companies that are larger and more highly rated than us. In addition, such change and consolidation could reduce our medical malpractice premiums as groups of insurance purchasers generally retain more risk.

      The movement from traditional fee-for-service practice to the managed care environment may also result in an increase in the liability profile of our insureds. The majority of our insured physicians practice in primary care specialties such as internal medicine, family practice, general practice and pediatrics. In the managed care environment, these primary care physicians are being required to take on the role of “gatekeeper” and restrain the use of specialty care by controlling access to specialists and by performing certain procedures that would customarily be performed by specialists in a fee-for-service setting. These practice changes are resulting in an increase in the claims frequency and severity experienced by primary care physicians and by us as their insurance carrier.

We are a holding company and are dependent on dividends and other payments from our operating subsidiaries, which are subject to dividend restrictions.

      We are a holding company whose principal source of funds is cash dividends and other permitted payments from our operating subsidiaries, principally Medical Assurance Company and ProNational. If our subsidiaries are unable to make payments to us, or are able to pay only limited amounts, we may be unable to pay dividends or make payments on our indebtedness. The payment of dividends by these operating subsidiaries is subject to restrictions set forth in the insurance laws and regulations of Alabama and Michigan. See “Insurance Regulatory Matters — Regulation of Dividends and Other Payments From Our Operating Subsidiaries.”

Regulatory changes and the unpredictability of court decisions could have a material impact on our operations.

      Our insurance businesses are subject to extensive regulation by state insurance authorities in each state in which we operate. Regulation is intended for the benefit of policyholders rather than shareholders. In addition to the amount of dividends and other payments that can be made by our insurance subsidiaries, these regulatory authorities have broad administrative and supervisory power relating to:

•	licensing requirements;

•	trade practices;

•	capital and surplus requirements;

•	investment practices; and

•	rates charged to insurance customers.

      These regulations may impede or impose burdensome conditions on rate increases or other actions that we may want to take to enhance our operating results, and could affect our ability to pay dividends on our common stock. In addition, we may incur significant costs in the course of complying with regulatory requirements. Most states also regulate insurance holding companies like us in a variety of matters such as acquisitions, changes of control and the terms of affiliated transactions. Future legislative or regulatory changes may adversely affect our business operations.

      The financial position of our insurance subsidiaries may also be affected by court decisions that expand insurance coverage beyond the intention of the insurer at the time it originally issued an insurance policy. In addition, a significant jury award, or series of awards, against one or more of our insureds could require us to pay large sums of money in excess of our reserve amount.

Our geographic concentration ties our performance to the economic, regulatory and demographic conditions of the midwestern and southern states.

      Our revenues and profitability are subject to prevailing economic, regulatory, demographic and other conditions in the states in which we write insurance. We write our professional liability insurance in approximately 20 states located in the midwestern and southern United States with 72.8% written in five states, Alabama, Ohio, Florida, Indiana and Michigan in the six months ended June 30, 2002, and we write our personal lines insurance only in Michigan. Because our business is concentrated in a limited number of markets, adverse developments that are limited to a geographic area in which we do business may have a disproportionately greater affect on us than they would have if we did business in markets outside that particular geographic area.

      Our personal lines of property and casualty insurance business provide coverage for personal auto, homeowners, boat and umbrella insurance for residents of Michigan. Property and casualty insurance companies frequently experience losses from both man-made and natural catastrophes. Catastrophes may have a material adverse effect on our operations. Catastrophes include windstorms, hurricanes, earthquakes, tornadoes, hail, severe winter weather, fires and may include terrorist and other unforeseen events. The extent of losses from catastrophes is a function of the total amount of losses incurred, the number of insureds affected, the frequency of the events and the severity of the particular catastrophe. Most catastrophes occur in small geographic areas. The concentration of our personal lines business in Michigan leaves us vulnerable to catastrophes and severe weather specific to that state.

Our business could be adversely affected by the loss of independent agents.

      We depend in part on the services of independent agents and brokers in the marketing of our insurance products. We face competition from other insurance companies for the services and allegiance of independent agents and brokers. These agents and brokers may choose to direct business to competing insurance companies or may direct less desirable risks to us.

If we are unable to maintain a favorable financial strength rating, it may be more difficult for us to write new business or renew our existing business.

      Third party rating agencies assess and rate the claims-paying ability of insurers based upon criteria established by the agencies. Periodically the rating agencies evaluate us to confirm that we continue to meet the criteria of the ratings previously assigned to us. The financial strength ratings assigned by rating agencies to insurance companies represent independent opinions of financial strength and ability to meet policyholder obligations and are not directed toward the protection of investors. Ratings by rating agencies are not ratings of securities or recommendations to buy, hold or sell any security and are not applicable to the securities being offered by this prospectus.

      Our operating subsidiaries hold a financial strength rating of “A-” (Excellent) from A.M. Best and “A-” (Strong) with a negative outlook from Standard & Poor’s. Financial strength ratings are used by agents and customers as an important means of assessing the financial strength and quality of insurers. If our financial position deteriorates, we may not maintain our favorable financial strength ratings from the rating agencies. A downgrade or withdrawal of any such rating could severely limit or prevent us from writing desirable business.

If market conditions cause reinsurance to be more costly or unavailable, we may be required to bear increased risks or reduce the level of our underwriting commitments.

      As part of our overall risk and capacity management strategy, we purchase reinsurance for significant amounts of risk underwritten by our insurance company subsidiaries. Market conditions beyond our control determine the availability and cost of the reinsurance we purchase, which may affect the level of our business and profitability. We may be unable to maintain our current reinsurance coverage or to obtain other reinsurance coverage in adequate amounts and at favorable rates. If we are unable to renew our expiring coverage or to obtain new reinsurance coverage, either our net exposure to risk would increase or, if we are unwilling to bear an increase in net risk exposures, we would have to reduce the amount of risk we underwrite.

We cannot guarantee that our reinsurers will pay in a timely fashion, if at all, and, as a result, we could experience losses.

      We transfer some of the risk we have assumed to reinsurance companies in exchange for part of the premium we receive in connection with the risk. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred, it does not relieve us of our liability to our policyholders. If our reinsurers fail to pay us or fail to pay us on a timely basis, our financial results would be adversely affected.

The guaranty fund assessments that we are required to pay to state guarantee associations may increase and our results of operations and financial condition could suffer as a result.

      Each state in which we operate has separate insurance guaranty fund laws requiring property and casualty insurance companies doing business within their respective jurisdictions to be members of their guaranty associations. These associations are organized to pay covered claims (as defined and limited by the various guaranty association statutes) under insurance policies issued by insolvent insurance companies. Most guaranty association laws enable the associations to make assessments against member insurers to obtain funds to pay covered claims after a member insurer becomes insolvent. These associations levy assessments (up to prescribed limits) on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the covered lines of business in that state. Maximum assessments permitted by law in any one year generally vary between 1% and 2% of annual premiums written by a member in that state. Some states permit member insurers to recover assessments paid through surcharges on policyholders or through full or partial premium tax offsets, while other states permit recovery of assessments through the rate filing process.

      Property and casualty guaranty fund assessments incurred by us totaled $1.3 million and $2.0 million for 2001 and 1999, respectively. There were no significant guaranty fund charges in 2000. Our policy is to accrue the insurance insolvencies when notified of assessments. We are not able to reasonably estimate the insolvent insurer’s liabilities or develop a meaningful range of the insolvent insurer’s liabilities because of inadequate financial data with respect to the estate of the insolvent company as supplied by the guaranty funds.

Our business could be adversely affected by the loss of one or more employees.

      We are heavily dependent upon our senior management and the loss of services of our senior executives could adversely affect our business. Our success has been, and will continue to be, dependent on our ability to retain the services of our existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of any of our senior management or any other key employee, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of our business operations. We currently do not maintain key employee insurance with respect to any of our employees.

      Our board of directors is in the process of considering succession planning relating to our Chief Executive Officer and is consulting with outside professional advisors in its planning. Dr. Crowe, our current Chairman and Chief Executive Officer, has indicated to us that he is committed to remaining with ProAssurance for three to five years.

Provisions in our charter documents and Delaware law and state insurance law may impede attempts to replace or remove our management or impede a takeover, which could adversely affect the value of our common stock.

      Our certificate of incorporation and by-laws and Delaware law contain provisions that may have the effect of inhibiting a non-negotiated merger or other business combination. Additionally, the board of directors may issue preferred stock, which could be used as an anti-takeover device, without a further vote of our stockholders. No shares of our preferred stock are currently outstanding, and we have no present intention to issue any shares of preferred stock. However, because the rights and preferences of any series of preferred stock may be set by our board of directors in its sole discretion, the rights and preferences of any such preferred stock may be superior to those of our common stock and thus may adversely affect the rights of the holders of our common stock.

      The voting structure of our common stock and other provisions of the certificate of incorporation are intended to encourage a person interested in acquiring us to negotiate with, and to obtain the approval of, our board of directors in connection with a transaction. However, certain of these provisions may discourage our future acquisition, including an acquisition in which stockholders might otherwise receive a premium for their shares. As a result, stockholders who might desire to participate in such a transaction may not have the opportunity to do so.

      In addition, state insurance laws provide that no person or entity may directly or indirectly acquire control of an insurance company unless that person or entity has received approval from the insurance regulator. An acquisition of control of our insurance operating subsidiaries generally would be presumed if any person or entity acquires 10% (5% in Alabama) or more of our outstanding common stock, unless the applicable insurance regulator determines otherwise. These provisions apply even if the offer may be considered beneficial by some of our stockholders. If a change in management or a change of control is delayed or prevented, the market price of our common stock could decline.

Our acquisition of the minority shares of MEEMIC Holdings is subject to various conditions.

      On July 9, 2002, MEEMIC entered into an agreement to acquire all of its outstanding shares not owned by us. The proposed transaction has been approved by the independent board members of MEEMIC and is subject to several other conditions, including without limitation, receipt of a fairness opinion from an independent financial advisor; approval by the shareholders of MEEMIC not affiliated with us; receipt of required regulatory or bank approvals; and no indication from the insurance rating agencies that their current ratings would be impaired by the transaction. The transaction may not be completed if we are unable to satisfy the conditions to the proposed transaction.

If we are unable to access documents stored on our computer systems, our ability to process new policies, revise existing policies and handle reported claims could be impeded.

      We use computer-based retention methods to store certain of our information and documentation relating to coverage, policyholder information and the processing of claims. Our computer systems enable us to update and review this information efficiently in order to maintain our records and respond to the needs of our agents and policyholders. Our computer systems are located in our offices in Okemos and Auburn Hills, Michigan and Birmingham, Alabama and can be accessed from certain remote sites via telephone or internet connections. Our ability to access information stored on our computer systems could be negatively affected by numerous factors, including disruptions in electric power, telephone service or the computer systems in each of our main offices. Less than full and immediate access to this information could prevent us from issuing new policies and maintaining an up to date record of existing policies, in addition to hindering our ability to respond to claims. This could damage our reputation for efficiency and could cause us to lose the business of present and future customers.

FORWARD-LOOKING STATEMENTS

      Any written or oral statements made by us or on our behalf may include forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements (identified by words such as, but not limited to, “believe”, “expect”, “intend”, “anticipate”, “estimate”, “project” and other analogous expressions) include among other things statements concerning: liquidity and capital requirements, return on equity, financial ratios, net income, premiums, losses and loss reserves, premium rates and retention of current business, competition and market conditions, the expansion of product lines, the development or acquisition of business in new geographical areas, the availability of acceptable reinsurance, actions by regulators and rating agencies, the effect of the consolidation of Medical Assurance and Professionals Group into ProAssurance, the purchase of MEEMIC shares, compliance with our credit agreement, payment of dividends, and other matters.

      These forward-looking statements are based upon our estimates and anticipation of future events that are subject to certain risks and uncertainties that could cause actual results to vary materially from the expected results described in the forward-looking statements. Due to such risks and uncertainties, you are urged not to place undue reliance on forward-looking statements. All forward-looking statements included in this document are based upon information available to us on the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

      Risks which could adversely affect our operations or cause actual results to differ materially from anticipated results include, but are not limited to, the following:

•	underwriting losses on the risks we insure are higher or lower than expected;

•	unexpected changes in loss trends and reserving assumptions which might require the reevaluation of the liability for loss and loss adjustment expenses, thus resulting in an increase or decrease in the liability and a corresponding adjustment to earnings;

•	our ability to retain current business, acquire new business, expand product lines and a variety of other factors affecting daily operations such as, but not limited to, economic, legal, competitive and market conditions which may be beyond our control and are thus difficult or impossible to predict;

•	changes in the interest rate environment and/or the securities markets that adversely impact the fair value of our investments or our income;

•	inability on our part to achieve continued growth through expansion into other states or through acquisitions or business combinations;

•	general economic conditions that are worse than anticipated;

•	inability on our part to obtain regulatory approval of, or to implement, premium rate increases;

•	the effects of weather-related events;

•	changes in the legal system, including retroactively applied decisions that affect the frequency and severity of claims;

•	significantly increased competition among insurance providers and related pricing weaknesses in some markets;

•	changes in the availability, cost, quality or collectibility of reinsurance;

•	changes to our ratings by rating agencies;

•	regulatory and legislative actions or decisions that adversely affect us; and

•	our ability to utilize loss carryforwards and other deferred tax assets.

USE OF PROCEEDS

      We estimate that we will receive net proceeds of approximately $37.9 million from this offering, or approximately $43.7 million if the underwriters’ over-allotment option is exercised in full, based on an assumed offering price of $16.50 per share (the last reported sale price of our common stock on the New York Stock Exchange on October 8, 2002) and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder in this offering.

      We intend to use the net proceeds from this offering to support the growth of our professional liability business and for general corporate purposes, which may include the acquisition of other companies or books of business and the payment of principal and interest on our outstanding debt. We currently have no agreements or other obligations to acquire any companies or books of business. Until we use the net proceeds from this offering, we intend to invest such proceeds in U.S. treasury and government agency obligations and investment grade debt securities.

PRICE RANGE OF OUR COMMON STOCK

      Our common stock is traded on the New York Stock Exchange under the symbol “PRA.” The following table sets forth the per share high and low closing sale prices for our common stock as reported on the New York Stock Exchange for the periods presented. Our stock began trading on the New York Stock Exchange on June 28, 2001. Prior to that date, the quotations reflect prices for Medical Assurance (NYSE: MAI) common stock because the New York Stock Exchange treated the consolidation of Professionals Group with Medical Assurance as a name change by Medical Assurance. You can read more about the consolidation and our history under “Business —Overview.”

	High	Low

Fiscal Year Ended December 31, 2000:
First Quarter	$22.88	$16.88
Second Quarter	20.81	10.19
Third Quarter	12.50	10.56
Fourth Quarter	15.88	12.25
Fiscal Year Ended December 31, 2001:
First Quarter	$18.06	$12.00
Second Quarter	16.49	12.30
Third Quarter	19.13	14.50
Fourth Quarter	17.99	13.49
Fiscal Year Ended December 31, 2002:
First Quarter	$18.22	$15.99
Second Quarter	19.70	16.01
Third Quarter	18.00	14.20
Fourth Quarter (through October 8, 2002)	17.10	16.50

      Neither Medical Assurance nor ProAssurance paid any cash dividends on its common stock in any of the periods reflected in the table.

      As of September 30, 2002, there were 3,763 stockholders of record of our common stock.

DIVIDEND POLICY

      We do not currently pay dividends on our common stock and do not intend to pay any dividends in the foreseeable future. We intend to retain earnings to support the future growth of our business.

      As a holding company with no direct operations, we will rely on cash dividends and other permitted payments from our insurance subsidiaries to pay any future dividends to our stockholders. State insurance laws and restrictions under our credit agreement limit the amounts that may be paid to us by our insurance subsidiaries. See “Insurance Regulatory Matters — Regulation of Dividends and Other Payments from our Operating Subsidiaries.”

CAPITALIZATION

      The following table sets forth our capitalization as of June 30, 2002, and as adjusted to give effect to the sale by us of 2,500,000 shares of our common stock in this offering based on an assumed offering price of $16.50 per share (the last reported sale price of our common stock on the New York Stock Exchange on October 8, 2002), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus.

	At June 30, 2002

	Actual	As Adjusted

	($ in thousands,
	except per share data)
Debt	$77,500	$77,500
Stockholders’ equity:
Preferred stock, 50,000,000 shares authorized and none issued and outstanding (actual and as adjusted)	—	—
Common stock, par value $0.01 per share, 100,000,000 shares authorized; 25,972,943 (actual) and 28,472,943 (as adjusted) shares issued(1)	260	285
Additional paid-in capital	261,628	299,481
Accumulated other comprehensive gain (loss), net of deferred tax expense of $4,293	11,536	11,536
Retained earnings	153,463	153,463
Less treasury stock, at cost, 121,765 shares	(56)	(56)

Total stockholders’ equity	426,831	464,709

Total capitalization	$504,331	$542,209

Book value per common share	$16.51	$16.39

Ratio of debt to total capitalization	15.4%	14.3%

(1)	Excludes 1,013,037 shares issuable upon the exercise of options granted by us under our equity incentive compensation plan, of which approximately 771,037 shares were exercisable at September 30, 2002, and an additional 1,005,999 shares reserved for future issuance of options under our equity incentive compensation plan.

SELECTED HISTORICAL FINANCIAL DATA

      The table shown below presents our selected financial data for the five years ended December 31, 2001. We derived the GAAP statement of operations data and balance sheet data relating to each of the years 1997 through 2001 from our audited consolidated financial statements. Consolidated balance sheets at December 31, 2000 and 2001 and the related consolidated statements of operations and comprehensive income, of stockholders’ equity and of cash flows for the three years ended December 31, 2001 and accompanying notes, appear in this prospectus beginning at page F-1.

      We derived the combined statutory data from annual statutory statements filed with the domiciliary states of our operating subsidiaries and prepared in accordance with SAP, which differ from GAAP.

      The financial data as of June 30, 2002 and 2001 and for the six-month periods ended June 30, 2002 and 2001 are derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six-month periods ended June 30, 2002 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2002.

      The selected financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes included elsewhere in this prospectus. The results for the period from January 1, 1997 through June 27, 2001 reflect the historical results of Medical Assurance prior to the consolidation with Professionals Group. The results for the year ended December 31, 2001 include the operations of Professionals Group from June 27, 2001, the date of consolidation.

						Six Months Ended
	Year Ended December 31,					June 30,

	2001	2000	1999	1998	1997	2002	2001

	(in thousands, except per share data)
GAAP Statement of Income Data:
Gross premiums written	$388,983	$223,871	$201,593	$192,479	$188,195	$304,188	$130,428
Net premiums written	310,291	194,279	156,923	141,787	140,200	255,653	95,112
Net premiums earned	$313,345	$177,596	$164,424	$141,316	$118,967	$224,083	$96,222
Net investment income	59,782	41,450	39,273	39,402	38,474	38,954	19,938
Net realized investment gains (losses)	5,441	913	1,787	11,281	1,739	(3,778)	1,194
Other income	3,987	2,630	2,545	1,604	1,562	3,624	1,047

Total revenues	382,555	222,589	208,029	193,603	160,742	262,883	118,401

Net losses and loss adjustment expenses	298,558	155,710	104,657	93,893	77,674	214,263	90,789
Underwriting, acquisition, and insurance expenses	70,437	38,579	40,212	33,508	33,903	44,482	23,246
Interest expense	2,591	—	—	—	—	1,514	84

Total expenses	371,586	194,289	144,869	127,401	111,577	260,259	114,119

Income before income taxes and minority interest	10,969	28,300	63,160	66,202	49,165	2,624	4,282
Provision for income taxes	(2,847)	4,000	16,460	17,679	11,707	(1,866)	(978)

Income before minority interest	13,816	24,300	46,700	48,523	37,458	4,490	5,260
Minority interest	1,366	—	—	—	—	1,428	—

Income before cumulative effect of accounting change(1)	12,450	24,300	46,700	48,523	37,458	3,062	5,260

Net income(1)	$12,450	$24,300	$46,700	$47,400	$37,458	$4,756	$5,260

Income per share before cumulative effect of accounting change (basic and diluted)(1)	$0.51	$1.04	$1.95	$1.96	$1.51	$0.12	$0.23
Net income per share (basic and diluted)	0.51	1.04	1.95	1.92	1.51	0.18	0.23

Weighted average number of shares outstanding:
Basic	24,263	23,291	23,992	24,729	24,844	25,842	22,705
Diluted	24,267	23,291	24,008	24,731	24,844	25,864	22,706

	As of December 31,					As of June 30,

	2001	2000	1999	1998	1997	2002	2001

	(in thousands, except per share data)
GAAP Balance Sheet Data:
Total cash and investments	$1,569,628	$805,076	$781,327	$800,601	$732,450	$1,682,523	$1,550,139
Total assets	2,238,325	1,122,836	1,117,668	1,132,239	1,063,173	2,371,885	2,260,475
Reserve for losses and loss adjustment expenses	1,442,341	659,659	665,792	660,640	614,729	1,507,401	1,438,667
Unearned premiums	188,630	78,495	70,925	76,229	79,700	224,285	188,414
Debt	82,500	—	—	—	—	77,500	110,000
Stockholders’ equity	413,231	345,167	325,724	324,180	287,188	426,831	402,863

Total cash and investments per share	$60.86	$35.49	$33.39	$34.34	$34.07	$65.09	$60.15
Stockholders’ equity per share	$16.02	$15.22	$13.92	$13.91	$13.36	$16.51	$15.63
Common stock outstanding	25,789	22,682	23,401	24,477	24,829	25,851	25,770

	Year Ended										Six Months Ended
	December 31,										June 30,

	2001		2000		1999		1998		1997		2002		2001

	($ in thousands)
Selected GAAP Financial Ratios:
Net loss and loss adjustment expense ratio	95.3%		87.7%		63.7%		66.4%		65.3%		95.6%		94.4%
Underwriting expense ratio	22.5		21.7		24.5		23.7		28.5		19.9		24.2

Combined ratio(2)	117.8%		109.4%		88.2%		90.1%		93.8%		115.5%		118.6%

Selected Statutory Combined Data(3):
Net loss and loss adjustment expense ratio	102.0%		87.4%		63.0%		70.5%		68.0%		95.6%		108.4%
Underwriting expense ratio	22.2		22.3		24.0		28.8		26.9		17.8		22.3

Combined ratio(4)	124.2%		109.7%		87.0%		99.3%		94.9%		113.4%		130.7%

Statutory surplus	$359,016		$216,812		$260,885		$239,878		$207,165		$356,942		$345,948
Ratio of cash and invested assets to statutory surplus	4.27	x	3.42	x	3.02	x	3.23	x	3.39	x	4.41	x	4.12	x
Ratio of net premiums written to statutory surplus	1.24	x	0.89	x	0.62	x	0.59	x	0.68	x	1.32	x(5)	—

(1)	Net income for 1998 was reduced by $1.1 million, which represents the cumulative effect (net of tax) of an accounting charge for guaranty fund assessments due to the adoption of the American Institute of Certified Public Accountants’ Statement of Position 97-3. Net income for the six months ended June 30, 2002 was increased by $1.7 million due to the adoption of SFAS 141 and 142. See Note 1 to our consolidated financial statements. In accordance with SFAS 142, we wrote off the unamortized balance of deferred credits that related to business combinations completed prior to July 1, 2001. The cumulative effect increased net income per share of common stock (basic and diluted) by $0.06 per share.

(2)	The combined ratio for the personal lines segment was 91.3% and 91.8% for the six months ended June 30, 2002 and the year ended December 31, 2001.

(3)	For statutory purposes, it is a generally accepted practice to show results following a combination as if it occurred at the beginning of the year the transaction was completed. These figures, therefore, include the results of Professionals Group and MEEMIC since January 1, 2001.

(4)	The statutory combined ratio for our personal lines segment was 95.7% and 92.8%, for the year ended December 31, 2001 and the six months ended June 30, 2002, respectively.

(5)	The ratio of net premiums written to statutory surplus for the twelve months ended June 30, 2002 was calculated using premiums for the twelve month period then ended.

PRO FORMA FINANCIAL DATA

      The unaudited pro forma condensed consolidated income statement was derived from and should be read in conjunction with our audited historical consolidated financial statements and related notes for the three years ended December 31, 2001, which are included in this prospectus. The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2001 gives effect to the acquisition of Professionals Group by Medical Assurance as if it had occurred on January 1, 2001. The statement includes pro forma adjustments as described in the accompanying explanatory notes.

      The unaudited pro forma condensed consolidated financial data is presented for illustrative purposes only and does not purport to be indicative of the operating results or financial position that would have actually occurred had the transactions been completed on the dates indicated, nor is it indicative of the future operating results or financial position of the consolidated company. The pro forma adjustments are based on the information and assumptions available at the time of the printing of this prospectus.

PROASSURANCE CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT

YEAR ENDED DECEMBER 31, 2001

					ProAssurance
					Pro Forma
		Professionals Group			assuming
		Historical Results			Professional Group
	ProAssurance	Six months ended	Pro Forma		Purchase on
	Historical	June 30, 2001	Adjustments		January 1, 2001

	(in thousands, except per share data)
Gross written premiums:
Professional liability:
Physicians	$228,139	$52,995	$—		281,134
Other	39,080	25,931	—		65,011
Legal	2,134	1,106	—		3,240
Other Commercial Lines	46,345	102	—		46,447

	315,698	80,134	—		395,832
Personal lines	73,285	69,027	—		142,312

	388,983	149,161	—		538,144

Revenues:
Net premiums earned	$313,345	$127,600	—		$440,945
Net investment income	65,223	22,970	(3,875)	(1)	84,318
Other income	3,987	1,618	—		5,605

Total revenues	382,555	152,188	(3,875)		530,868
Expenses:
Net losses and loss adjustment expenses	298,558	151,718	—		450,276
Underwriting, acquisition and insurance expenses	70,437	36,425	(9,304)	(2)	97,558
Interest expense	2,591	445	1,197	(3)	4,233

Total expenses	371,586	188,588	8,107		552,067
Income before income taxes and minority interest	10,969	(36,400)	4,232		(21,199)
Income taxes	(2,847)	(16,309)	2,246	(4)	(16,910)

Income before minority interest	13,816	(20,091)	1,986		(4,289)
Minority interest	1,366	786	—		2,152

Net income	$12,450	$(20,877)	$1,986		$(6,441)

Earnings per share: (basic and diluted):	$0.51				$(0.25)

Weighted average shares outstanding:
Basic	24,263				25,857

Diluted	24,267				25,873

PRO FORMA ADJUSTMENT EXPLANATORY NOTES

(1)	We provided approximately $101 million of the Professionals Group purchase price from internal funds. We have reduced net investment income for the estimated effect that the use of those funds would have had on investment income. We also adjusted the accounting basis of Professionals Group’s fixed maturity securities to the fair value of those securities on the date of the consolidation transaction, creating, in effect, a purchase premium related to the fixed maturity securities. We have reduced net investment income for the estimated amortization of this purchase discount.

(2)	We adjusted underwriting, acquisition and insurance expenses to exclude Professionals Group’s nonrecurring and transaction related expenses. We also adjusted expenses to reflect the estimated effect of fair value purchase adjustments recorded as a result of the consolidation.

(3)	We increased interest expense for the additional interest that would have been incurred on the debt used to fund the consolidation.

(4)	We have decreased tax expense for the tax effect of the adjustments described in items (1) through (3) above. Using the statutory rate of 35 percent and taking into consideration that a portion of investment income is tax exempt and applying certain amortization adjustments, we have estimated the tax effect to be $(2,246,000).

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATION

      The following presents our management’s discussion and analysis of our financial condition and results of operations as of the dates and for the periods indicated. You should read this discussion in conjunction with the consolidated financial statements and notes thereto included in this prospectus and the information under the caption “Risk Factors.” This discussion contains forward-looking information that involves risks and uncertainties. Actual results could differ significantly from these forward-looking statements. See “Forward-Looking Statements.”

Overview

      We were organized to serve as a holding company with Medical Assurance and Professionals Group as our wholly owned subsidiaries. Medical Assurance and Professionals Group, through their insurance subsidiaries, are nationally recognized as providers of professional liability insurance and also provide personal lines insurance in Michigan.

•	Medical Assurance owns all of the capital stock of Medical Assurance Company and Medical Assurance of West Virginia, Inc. These insurance subsidiaries — principally Medical Assurance Company — provide professional liability insurance to medical and other healthcare providers.

•	Professionals Group owns all of the capital stock of ProNational and indirectly Red Mountain Casualty Insurance Company, Inc. These insurance subsidiaries —principally ProNational —also provide professional liability insurance to medical and other healthcare providers and to a lesser extent, providers of legal services.

•	Professionals Group owns indirectly 83.9% of the outstanding capital stock of MEEMIC. This insurance subsidiary provides personal lines insurance in Michigan primarily to educational employees and their families.

      Prior to the completion of the consolidation, we had no assets, liabilities or operations. We commenced operations upon completion of our consolidation with Medical Assurance and Professionals Group on June 27, 2001. On that date:

•	We distributed one share of our common stock in exchange for each of the approximately 22.6 million outstanding shares of common stock of Medical Assurance in a transaction that was treated as a corporate reorganization of Medical Assurance and accounted for in a manner similar to a pooling of interests.

•	We distributed both cash and stock in exchange for each of the approximately 8.9 million outstanding shares of common stock of Professionals Group in a transaction that was accounted for as a purchase of Professionals Group. Each holder of a share of Professionals Group common stock, at his election, received either (i) 0.897 of a share of our common stock and $13.47 in cash or (ii) $27.47 in cash.

      Upon completion of the consolidation, we distributed approximately 22.6 million newly issued shares of our common stock to the Medical Assurance shareholders and we distributed to the Professionals Group shareholders approximately $196 million in cash and approximately 3.2 million newly issued shares of our common stock valued at $15.59 per share.

      We funded the cash requirements of this transaction with the proceeds of a $110 million term loan from a bank syndicate and with internal funds generated from dividends paid to us by Medical Assurance and Professionals Group on completion of the consolidation.

      Our financial statements for periods prior to June 30, 2001 reflect the assets, liabilities and operations of Medical Assurance and its subsidiaries. We allocated the total cost of the purchase of Professionals Group to the assets acquired and liabilities assumed based on estimates of their respective fair values at June 27, 2001. We have included Professionals Group’s operations in our financial statements since June 27, 2001.

      We operate in two insurance segments: professional liability insurance and personal lines insurance. Prior to the consolidation, we operated only in the professional liability segment. Our operations have included a personal lines segment since June 27, 2001, as a result of our ownership of MEEMIC. We allocate our identifiable assets and our revenues and expenses to our operating segments, except that cash and marketable securities owned directly by us, and investment income earned thereon, are allocated to us.

      The table below provides a reconciliation of segment information to total consolidated information for the years ended December 31, 2001 and 2000 and for the six month periods ended June 30, 2002 and 2001.

	Year Ended		Six Months Ended
	December 31,		June 30,

	2001	2000	2002	2001

	($ in thousands)
Revenues:
Professional liability lines	$306,825	$222,589	$185,351	$118,401
Personal lines	75,290	—	77,532	—
Corporate and other	440	—	—	—

Total revenues	$382,555	$222,589	$262,883	$118,401

Income (loss) before cumulative effect of accounting change:
Professional liability lines	$6,759	$24,300	$(3,503)	$5,260
Personal lines	7,088	—	7,549	—
Corporate and other	(1,397)	—	(984)	—

Total net income	$12,450	$24,300	$3,062	$5,260

Net Income:
Professional liability lines	$6,759	$24,300	$(1,809)	$5,260
Personal lines	7,088	—	7,549	—
Corporate and other	(1,397)	—	(984)	—

Total net income	$12,450	$24,300	$4,756	$5,260

	December 31,		June 30,

	2001	2000	2002

	($ in thousands)
Identifiable Assets:
Professional liability lines	$1,913,558	$1,122,836	$2,025,051
Personal lines	324,719	—	346,824
Corporate and other	48	—	10

Total assets	$2,238,325	$1,122,836	$2,371,885

Critical Accounting Policies

      We are required to make estimates and assumptions in certain circumstances that affect amounts reported in our consolidated financial statements and related footnotes. We evaluate these estimates and assumptions on an on-going basis based on historical developments, market conditions, industry trends and other information that we believe to be reasonable under the circumstances. There can be no assurance that actual results will conform to our estimates and assumptions, and that reported results of operations will not be materially adversely affected by the need to make accounting adjustments to reflect changes in these estimates and assumptions from time to time. We believe the following policies are the most sensitive to estimates and judgments.

      Revenue Recognition. We recognize insurance premium income on a monthly pro rata basis over the respective terms of the policies in force. Unearned premiums represent the portion of premiums written applicable to the unexpired terms of the policies in force. Reinsurance arrangements are prospective contracts for which prepaid reinsurance premiums are amortized ratably over the related policy terms based on the estimated ultimate amounts to be paid. Changes in estimated outcomes are recognized currently.

      Reserves for Losses and Loss Adjustment Expense. Our reserves for losses and LAE represent our estimate of the future amounts necessary to pay claims and expenses associated with investigation and settlement of claims. These estimates consist of case reserves and bulk reserves. Case reserves are estimates of future losses and LAE for reported claims and are established by our claims department. Bulk reserves, which include a provision for losses that have occurred but have not been reported to us as well as development on reported claims, are the difference between (i) the sum of case reserves and paid losses and (ii) an actuarially determined estimate of the total losses and LAE necessary for the ultimate settlement of all reported claims and incurred but not reported claims, including amounts already paid. The estimates take into consideration our past loss experience, available industry data and projections as to future claims frequency, severity, inflationary trends and settlement patterns. Estimating reserves, especially professional liability reserves, is a complex process which is heavily dependent on judgment and involves many uncertainties. As a result, reserve estimates may vary significantly from the eventual outcome. The assumptions used in establishing our reserves are regularly reviewed and updated by management as new data becomes available. Any adjustments necessary are reflected in current operations.

      Investments. At December 31, 2001 and 2000, we classified all of our securities as available-for-sale, which means they are available to be sold in response to our liquidity needs, changes in market interest rates and investment management strategies, among others. Available-for-sale securities are recorded at fair value, with unrealized gains and losses, net of the related income tax effect, excluded from income and reported as a separate component of shareholders’ equity. A decline in the fair value of an available-for-sale security below cost that we judge not to be temporary is charged against income in the current period.

Results Of Operations

Six Months Ended June 30, 2002 Compared to Six Months Ended June 30, 2001

      Our consolidated income before cumulative effect is $3.1 million or $0.12 per share for the six months ended June 30, 2002 compared to $5.3 million or $0.23 per share for the six months ended June 30, 2001. The operating results of each of our reportable industry segments are discussed separately in the following sections.

      Interest expense during both 2002 and 2001 relates entirely to the bank loan that provided financing for the consolidation with Professionals Group. The debt bears interest at a variable rate based on the London Interbank Offered Rate (LIBOR), or at our election, the bank’s base rate. The interest rate was 3.37% on June 30, 2002.

      We recognized a tax benefit of $1.9 million for the six months ended June 30, 2002, as compared to a tax benefit of $1.0 million for the six months ended June 30, 2001. Our tax-exempt investment income is the primary reason that our effective rates for both years are significantly lower than the expected statutory rate of 35%. We earn a significant portion of our investment income from tax-exempt sources. After adjustment for tax-exempt income, we experienced a taxable loss for the six months ended June 30, 2002 and 2001.

      We currently have available approximately $40.3 million in federal tax loss carryforwards. These carryforwards begin to expire in the year 2018. Approximately $28.7 million of the carryforwards relate to our consolidation with Professionals Group; because of this, approximately $10.1 million of the carryforwards are not available to us until 2003 or after.

Professional Liability Segment

      Operating results for our professional liability segment for the six months ended June 30, 2002 and 2001 are summarized in the table below.

	Six Months Ended June 30,

			Increase
	2002	2001	(Decrease)

	($ in thousands)
Gross premiums written	$220,341	$130,428	$89,913

Revenues:
Premiums earned	$191,567	$123,145	$68,422
Premiums ceded	38,403	26,923	11,480

Net premiums earned	153,164	96,222	56,942
Net investment income	33,895	19,938	13,957
Net realized investment gains (losses)	(4,422)	1,194	(5,616)
Other income	2,714	1,047	1,667

Total revenues	185,351	118,401	66,950
Expenses:
Net losses and loss adjustment expenses	165,674	90,789	74,885
Underwriting, acquisition and insurance expenses	28,329	23,246	5,083

Total expenses	194,003	114,035	79,968

Income (loss) before income taxes	$(8,652)	$4,366	$(13,018)

Net loss and LAE ratio	108.2%	94.4%	13.8%
Underwriting expense ratio	18.5	24.2	(5.7)

Combined ratio	126.7%	118.6%	8.1%

 Premiums

      Gross Premiums Written. Our professional liability segment principally provides professional liability insurance for providers of medical and other healthcare services, and to a limited extent providers of legal services, and insignificant amounts of general liability insurance products that are offered to such providers as accommodation products (Professional Coverages). The professional liability segment also includes accident and health, workers compensation and multi-line insurance (Other Coverages).

      Gross premiums written for the six months ended June 30, 2002 increased by $89.9 million as compared to the same period of 2001. This increase is comprised of a $119.1 million increase related to Professional Coverages offset by a $29.2 million decrease related to Other Coverages. The increase in Professional Coverages gross premiums written is primarily attributable to an increase in coverage of physicians versus hospitals.

      The Professional Coverages increase is primarily attributable to the consolidation with Professionals Group but also includes the effect of rate increases implemented during 2002 and 2001. We have implemented, and we plan to continue to implement, rate increases based on loss trends, subject to our receipt of regulatory approval. To date, premiums renewed at the higher rates coupled with new business have more than offset the effect of premiums we lost due to our decreased retention of insureds. However, our higher rates may cause a greater loss of insureds in future periods.

      We have historically written Other Coverages premiums as favorable opportunities arose to utilize capital. We significantly decreased our commitment to these programs during the latter half of 2000 and have since allowed existing contractual relationships to expire. This resulted in substantial declines in premium volumes related to this business during 2002 and the latter half of 2001. Gross premiums written for Other Coverages were $2.7 million for the six months ended June 30, 2002, as compared to $31.9 million for the same period in 2001.

      Premiums Earned. Premiums earned for the six months ended June 30, 2002 increased by $68.4 million as compared to the same period of 2001. As in gross premiums written, this increase is comprised of a $97.6 million increase related to Professional Coverages offset by a $29.2 million decrease related to Other Coverages. The increase in Professional Coverages premiums earned is primarily attributable to the consolidation. The beneficial impact of rate increases will be reflected in our financial results over time. Therefore, rate increases implemented after July 1, 2001 have not yet been fully reflected in premiums earned since premiums are earned over the entire policy period (usually one-year) after the policy is written. The decrease in Other Coverages premiums earned is primarily attributable to our decreased commitment to these programs, as previously discussed.

      Premiums ceded are estimated based on the terms of the respective reinsurance agreements. We continually review our estimated expense and we include in current operations any adjustments that we believe are necessary.

      Premiums ceded for the six months ended June 30, 2002 increased by $11.5 million as compared to the same period of 2001. This increase is comprised of a $16.2 million increase related to Professional Coverages offset by a $4.7 million decrease related to Other Coverages. Reinsurance premiums ceded related to Professional Coverages increased due to several factors. The most significant factor was the increase in the volume of premiums earned during those periods that resulted from our consolidation with Professionals Group. However, reinsurance premiums ceded related to Professional Coverages also increased in 2002 because more premiums were earned in markets where we rely more heavily on reinsurance. Reinsurance premiums ceded related to Other Coverages decreased due to the previously discussed decline in premiums earned related to Other Coverages during those periods.

 Losses and Loss Adjustment Expenses

      Net losses and loss adjustment expenses (net losses) includes three components: (a) actuarial evaluation of incurred loss levels for the current accident year; (b) actuarial re-evaluation of incurred loss levels for prior accident years and (c) actuarial re-evaluation of the reserve for the death, disability and retirement provision. These components take into consideration prior loss experience, loss trends, changes in the frequency and severity of claims, premium rate loads and the retention of insureds. We include in current operations any changes to previously established estimates of net losses. We increased our estimates of prior accident year net losses by $2.4 million during the second quarter of 2002. We did not change our estimates of prior accident year net losses during the first quarter of 2002 nor during the first or second quarters of 2001. Accident year refers to the accounting period in which the insured event is incurred as a liability of the insurer. This may be when the event occurs or when a claim arising from the event is first reported to the insurer, depending on the policy terms. We believe that measuring losses on an accident year basis is the most indicative measure of the underlying profitability of the premiums earned in that period, since it associates losses with the premiums earned for the policies covering the losses.

      Professional liability claims are resolved over an extended number of years and many of these claims are litigated. We use methods we believe to be reasonable and appropriate in establishing our loss reserves, but during the extended period in which claims are resolved, the legal environment and other factors may change. Consequently, ultimate losses are inherently difficult to estimate and actual results may vary from the estimated amounts. Given the large volume of loss reserves at any balance sheet date, a small change in the estimate of those reserves can have a significant effect on current operations.

      The following table summarizes current accident year net losses and LAE incurred and current accident year net loss ratios for 2002 and 2001 by type of coverage. We calculated the current accident year net loss ratios by dividing current accident year net losses and LAE incurred by the net premiums earned.

	Six Months Ended
	June 30,

	2002	2001

	($ in thousands)
Incurred losses and LAE related to:
Current accident year	$163,274	$90,789
Prior accident year	2,400	—
Change in death, disability and retirement reserves	—	—

Net incurred losses and LAE	$165,674	$90,789

Net incurred losses and LAE allocated to:
Professional coverages	164,247	74,515
Other coverages	1,427	16,274
Net loss and LAE ratio:
Current accident year ratio	106.6%	94.4%
Prior accident year ratio	1.6	—
Total calendar year net loss and LAE ratio	108.2%	94.4%

Professional liability coverages net loss and LAE ratio	106.5%	102.0%
Other coverages net loss and LAE ratio	82.6%	70.3%

      Professional Coverages. Current accident year net losses related to Professional Coverages increased by $87.3 million for six months ended June 30, 2002, as compared to the same period of 2001. Our consolidation with Professionals Group and the resultant increase in the number of insureds is the primary reason for the increase in Professional Coverage net losses.

      Current accident year net loss and LAE ratio for Professional Coverages also increased during 2002. This is primarily because net premiums earned included an increased proportion of business from states that had a higher loss ratio. This increased proportion is the result of our consolidation with Professionals Group. We have also experienced a small increase in the loss costs per unit of risk associated with the premiums written by Medical Assurance due to rising loss costs. The premium increases that we have implemented are expected to contribute to a decrease in our loss ratio.

      Other Coverages. As discussed under gross premiums written, we have discontinued most of the underwriting arrangements that generated Other Coverages premiums. As a result of this decline in premiums earned, current accident year net losses related to Other Coverages decreased by $14.8 million for the six months ended June 30, 2002, as compared to the same period of 2001. As we have exited this business, the losses associated with the remaining premiums are such that the average 2002 current accident year net loss ratio for Other Coverages increased as compared to the average 2001 ratio.

      All Coverages. Our 2002 current accident year net loss and LAE ratio for all coverages is greater than the same ratio for 2001 primarily because of an increased amount of workers compensation insurance premiums. Net losses related to Other Coverages premiums are historically lower than the net losses expected for Professional Coverages while other expenses are higher. In 2002, our premiums related to Other Coverages decreased in significance as a component of total net premiums earned. As this portion of the business decreased, our average net loss ratio has increased.

 Net Investment Income and Net Realized Investment Gains (Losses)

      Our investment portfolio is principally comprised of fixed maturities, equity securities and short-term investments and cash and cash equivalents. At June 30, 2002 and December 31, 2001 the fair value of our professional liability segment investment portfolio was $1,387 million and $1,313 million, respectively; the amortized cost of our professional liability segment investment portfolio was $1,374 million and $1,309 million, respectively. Our net investment income is comprised of earnings on our professional liability segment investment portfolio.

      Earnings on our investment portfolio increased by approximately $14.0 million for the six month period ended June 30, 2002 as compared to the same period in 2001. The primary reason for this increase is the additional investment income earned as a result of our consolidation with Professionals Group.

      We have experienced decline in the overall yields on our portfolio as a result of lower market interest rates, both short and long-term. As our investment securities have matured and we have generated additional cash from operations, our available long-term investment opportunities have been at rates that are less favorable than the rates available in 2001. In addition, our average investment in lower yielding short-term and overnight cash investments increased during 2002 due to a lack of available long-term investment opportunities. At June 30, 2002 approximately $122.2 million of our professional liability segment investment portfolio was invested in short-term securities. At June 30, 2002, the average yield of our professional liability segment fixed maturity investments was 6.1%.

      Although we purchase fixed maturity securities with the initial intent to hold such securities until their maturity, we may dispose of these securities prior to their respective maturities if we believe such disposals are consistent with our overall investment objectives, including maximizing after-tax yields and disposals of securities that no longer meet our risk management criteria.

      We recognized net capital losses for the six months ended June 30, 2002, principally due to losses of $5.1 million realized on the disposal of WorldCom, Inc. securities. We also recognized a loss of $1.6 million during the first quarter of 2002 related to equity securities that we consider to have an other-than-temporary decline in fair value.

      Net realized investment gains (losses) for the six months ended June 30, 2001 included a loss of $94,000 recognized during the second quarter related to one security that we considered to have an other-than-temporary decline in fair value.

 Other Income

      Other income is comprised primarily of fee and commission income. Our consolidation with Professionals Group is the primary reason for the increase in other income for the six months ended June 30, 2002 as compared to the same period in 2001.

 Underwriting, Acquisition and Insurance Expenses

      We defer costs that vary with and are directly related to the production of new and renewal premiums (primarily premium taxes, commissions and underwriting salaries) to the extent they are recoverable against unearned premiums, and we amortize the deferred costs as related premiums are earned. We treat commissions earned on ceded reinsurance as a reduction of our acquisition costs. Amortization of deferred acquisition costs, net of ceding commissions earned, amounted to approximately $20.0 million and $15.2 million for the six months ended June 30, 2002 and 2001, respectively.

      Underwriting, acquisition and insurance expenses for the six months ended June 30, 2002 increased by $5.1 million as compared to the same period in 2001. The increase included both higher overall expenses related to the consolidation with Professionals Group and higher commission costs and guaranty fund assessments of $13.4 million. Offsetting this increase was an expense reduction of approximately $8.3 million that resulted from a reduction in commissions paid on the earned premiums for Other Coverages.

      The underwriting expense ratio decreased for the six months ended June 30, 2002 as compared to the same period in 2001. The ratio for the six months ended June 30, 2002 was 18.5% as compared to 24.2% for the same period in 2001.

      The primary reason for the lower ratio in the six month period was the decrease in Other Coverages acquisition costs. Excluding the effects of acquisition costs related to Other Coverages and guaranty fund assessments, the underwriting expense ratio related to Professional Coverage premiums has been reduced by approximately 2.5% for the six months ended June 30, 2002, as compared to the same period in 2001.

      Guaranty fund assessments for the six months ended June 30, 2002 were approximately $1.4 million. Guaranty fund assessments totaled $15,000 for the six months ended June 30, 2001. We are required by most states to be a member of the state’s insolvency or guaranty fund association and, as such, must make payments to the association when so assessed by the state. Such assessments can and do vary from year to year.

Personal Lines Segment

      Our personal lines segment is comprised of the operations of MEEMIC. Operating results for our personal lines insurance segment for the six months ended June 30, 2002 are summarized in the table below.

Six Months
Ended
June 30, 2002

($ in thousands)
Gross premiums written:
Auto	$72,294
Homeowners	11,190
Other	363

Total	$83,847

Revenues:
Premiums earned	$76,965
Premiums ceded	6,046

Net premiums earned	70,919
Net investment income	5,059
Net realized investment gains (losses)	644
Other income	910

Total revenues	77,532
Expenses:
Net losses and loss adjustment expenses	48,589
Underwriting, acquisition and insurance expenses	16,153

Total expenses	64,742

Income before income taxes and minority interest	$12,790

Net loss and LAE ratio	68.5%
Underwriting expense ratio	22.8

Combined ratio	91.3%

 Premiums

      Gross premiums written included premiums for automobile coverages of $72.3 million and premiums for homeowners coverages of $11.2 million for the six months ended June 30, 2002. From June 27, 2001 to June 30, 2002, the number of our insured vehicles increased by approximately 4.5% and the number of our homeowners policies increased by approximately 15.6%.

 Losses and Loss Adjustment Expenses

      Net losses and LAE for the personal lines segment were $48.6 million for the six months ended June 30, 2002. The net loss ratio was 68.5% during the six months ended June 30, 2002.

 Net Investment Income and Net Realized Investment Gains (Losses)

      Our personal lines investment portfolio is comprised of fixed maturities and equity securities at amortized cost, short-term investments and cash and cash equivalents. At June 30, 2002 and December 31,

2001 the fair value of the personal lines investment portfolio was $193.5 million and $190.4 million, respectively; the amortized cost of the personal lines investment portfolio was $188.4 million and $187.6 million, respectively. Most of the cash generated by operating and investing activities of our personal lines segment during the six months ended June 30, 2002 continues to be held as cash in order to provide funds for the purchase of the minority interest in MEEMIC as discussed under “Liquidity and Capital Resources.”

      Our net investment income is comprised of the earnings on our personal lines investment portfolio. Earnings totaled $5.1 million for the six months ended June 30, 2002. Net realized investment gains of approximately $644,000 were recognized during the six months ended June 30, 2002.

      At June 30, 2002, the average yield of the personal lines segment fixed maturity investments was 5.2%.

 Underwriting, Acquisition and Insurance Expenses

      Underwriting, acquisition and insurance expenses related to the personal lines segment were $16.2 million for the six months ended June 30, 2002, consisting of normal, recurring expenses such as commissions, salaries and other expenses. The underwriting expense ratio was 22.8% for the same period. No guaranty fund assessments were included in underwriting, acquisition and insurance expenses in 2002.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      Our consolidated income before cumulative effect was $12.5 million, or $0.51 per share, for the year ended December 31, 2001. The operating results of our reportable industry segments are discussed separately in the following discussion.

      Interest expense for the year ended December 31, 2001 of $2.6 million relates entirely to the term loan obtained in order to finance our consolidation with Professionals Group. The debt bears interest at a variable rate based on the London Interbank Offered Rate (LIBOR) or the bank’s base rate. At December 31, 2001 the interest rate was 3.4%.

      We recognized a tax benefit of $2.8 million for the year ended December 31, 2001 as compared to a tax expense of $4.0 million for the year ended December 31, 2000. Our tax-exempt investment income is the primary reason that our effective rates for both years are significantly lower than the expected statutory rate of 35%. We earned tax-exempt investment income of approximately $18.7 million in 2001 and $17.4 million in 2000. Because tax-exempt income is not included as taxable income, we experienced a taxable loss for the year ended December 31, 2001 as compared to taxable income for the year ended December 31, 2000.

Professional Liability Segment

      We have summarized the operating results for our professional liability segment for the years ended December 31, 2001 and 2000 in the table below.

	Year Ended December 31,

			Increase
	2001	2000	(Decrease)

	($ in thousands)
Gross premiums written	$315,698	$223,871	$91,827

Revenues:
Premiums earned	$310,222	$216,297	$93,925
Premiums ceded	(66,307)	(38,701)	(27,606)

Net premiums earned	243,915	177,596	66,319
Net investment income	54,339	41,450	12,889
Net realized investments gains (losses)	5,441	913	4,528
Other income	3,130	2,630	500

Total revenues	306,825	222,589	84,236
Expenses:
Net losses and loss adjustment expenses	250,257	155,710	94,547
Underwriting, acquisition and insurance expenses	55,021	38,579	16,442

Total expenses	305,278	194,289	110,989

Income before income taxes	$1,547	$28,300	$(26,753)

Net loss and LAE ratio	102.6%	87.7%	14.9%
Underwriting expense ratio	22.6	21.7	0.9

Combined ratio	125.2%	109.4%	15.8%

 Premiums

      Gross Premiums Written. Professional liability segment gross premiums written for the year ended December 31, 2001 increased by $91.8 million as compared to 2000. Our consolidation with Professionals Group is the primary reason that our gross premiums written increased. Our rate increases implemented during 2001 also contributed to the increase.

      We implemented rate increases on our Professional Coverages averaging approximately 23% on 2001 renewals weighted by premium volume. Our retention of insureds averaged approximately 84% during 2001. We plan to continue to implement rate increases based on loss trends, subject to regulatory approval. To date, premiums renewed at the higher rates coupled with new business have more than offset the effect of premiums lost due to decreased retention of insureds. However, the higher rates may result in a greater loss of insureds in future periods.

      Premiums Earned. As with gross premiums written, the increase in premiums earned for the year ended December 31, 2001 as compared to 2000 is primarily attributable to our consolidation with Professionals Group. The beneficial impact of rate increases will be reflected in our financial results over time. Rate increases implemented after January 1, 2001 have not yet been fully reflected in premiums earned since premiums are earned over the entire policy period (usually one-year) after the policy is written.

      Reinsurance premiums ceded are estimated based on the terms of the respective reinsurance agreements. We continually review the estimated expense and any adjustments that we believe necessary are included in current operations. Several factors contributed to the increase in reinsurance premiums ceded for 2001 as compared to 2000. The increase in premiums earned as a result of the consolidation accounted for approximately 30% of the increase. During the fourth quarter of 2000, we increased the amount or reinsurance coverage in certain markets which resulted in more of our premiums earned being ceded to reinsurers in 2001. Also, in 2001 more premiums were earned in markets where we rely more heavily on reinsurance.

      Net premiums earned for the years ended December 31, 2001, and 2000 include Other Coverages of approximately $38.8 million and $34.7 million, respectively. We have historically written accident and health, workers compensation and multi-line premiums from time to time as favorable opportunities arose to utilize capital. During 2000 we decided to decrease our commitment to these programs. However, we continued to write and earn premiums for Other Coverages during 2001 and 2000 to honor existing contractual relationships. Our premiums during 2001 reflect both volume increases and higher rates charged on Other Coverages.

 Losses and Loss Adjustment Expenses

      Professional liability segment losses and loss adjustment expenses and the related current accident year net loss and LAE ratio are summarized in the following table.

	Year Ended
	December 31,

	2001	2000

	($ in thousands)
Incurred losses and LAE related to:
Current accident year	$255,086	$178,210
Prior accident years	13,818	(12,500)
Change in death, disability and retirement reserves	(18,647)	(10,000)

Net incurred losses and LAE	$250,257	$155,710

Net loss and LAE ratio:
Current accident year ratio	104.6%	100.3%
Prior accident years ratio	5.7	(7.0)
Change in death, disability and retirement reserves ratio	(7.6)	(5.6)

Total calendar year net loss and LAE ratio	102.6%	87.7%

      During 2001, we recognized $13.8 million of additional net losses related to prior accident years. This represented approximately 1.4% of our December 31, 2001 professional liability segment net reserves of $1.0 billion. In 2001, the $18.6 million decrease in our reserve for death, disability and retirement is principally the result of an increase in premium rate loads and a decrease in the number of insureds primarily related to the ProNational book of business.

      The current accident year net loss and LAE ratio in the table above is calculated by dividing current accident year incurred losses by net premiums earned. The principal reason for the increase in that ratio in 2001 is the effect of the inclusion of Professionals Group’s premiums and losses.

 Net Investment Income and Net Realized Investment Gains (Losses)

      The investment portfolio of our professional liability segment is comprised of fixed maturities and equity securities at amortized cost, short-term investments and cash and cash equivalents. Our net investment income is comprised of earnings on the investment portfolio.

      Earnings on our professional liability segment investment portfolio increased by $12.9 million as compared to the year ended December 31, 2000. The increase is primarily due to the net increase in the investment portfolio as a result of the consolidation with Professionals Group.

      At December 31, 2001, our professional liability segment investment portfolio of approximately $1.3 billion consisted of 78% taxable securities and 22% tax-exempt securities. At December 31, 2001, the average yield of our professional liability segment fixed maturity investments was 5.9%.

      Net realized investment gains increased from $900,000 in 2000 to $5.4 million in 2001. This increase primarily resulted from additional sales of investment securities related to our efforts to restructure our professional liability segment investment portfolio as discussed under investment income.

 Underwriting, Acquisition and Insurance Expenses

      Underwriting, acquisition and insurance expenses increased approximately $16.4 million for the year ended December 31, 2001 as compared to 2000 due to our consolidation with Professionals Group. The underwriting expense ratio also increased to 22.6% for 2001 as compared to 21.7% for 2000. The increase in the ratio is primarily due to an increase in guaranty fund assessments. The remaining increase is due to normal fluctuations in acquisition expenses between years.

      Guaranty fund assessments for the year ended December 31, 2001 were $1.3 million. There were no significant guaranty fund charges in 2000. We are required by most states to be a member of the state’s insolvency or guaranty fund association and, as such, we must make payments to the association when so assessed by the state.

Personal Lines Segment

      Our personal lines segment is comprised of the operations of a single insurance company, MEEMIC Insurance Company, acquired on June 27, 2001. Operating results for our personal lines segment for the six months ended December 31, 2001 are summarized in the table below.

Six Months Ended
December 31, 2001

($ in thousands)
Gross premiums written	$73,285

Revenues:
Premiums earned	$71,288
Premiums ceded	(1,858)

Net premiums earned	69,430
Net investment income	5,003
Net realized investment gains (losses)	—
Other income	857

Total revenues	75,290
Expenses:
Net losses and LAE	48,301
Underwriting, acquisition and insurance expenses	15,416

Total expenses	63,717

Income before income taxes and minority interest	$11,573

Net loss and LAE ratio	69.6%
Underwriting expense ratio	22.2

Combined ratio	91.8%

 Premiums

      Gross premiums written were $73.3 million and net premiums earned were $69.4 million related to our personal lines segment for the six months ended December 31, 2001. Gross premiums written for personal automobile coverage represent approximately 85.2% of the total, and premiums from homeowners coverage represent approximately 14.5% of the total.

 Losses and Loss Adjustment Expenses

      Net losses and LAE incurred related to our personal lines segment were $48.3 million for the six months ended December 31, 2001. The incurred loss and LAE ratio was 69.6% during the six months ended December 31, 2001.

 Net Investment Income and Net Realized Investment Gains (Losses)

      Our personal lines segment investment portfolio is comprised of fixed maturities and equity securities at amortized cost, short-term investments and cash and cash equivalents.

      Our net investment income is comprised of the earnings on our personal lines segment investment portfolio and totaled $5.1 million for the six months ended December 31, 2001. We did not consider any securities within the portfolio to have permanently declined in market value during the six months ended December 31, 2001.

      At December 31, 2001, our personal lines segment investment portfolio consisted of 48% taxable securities and 52% tax-exempt securities. At December 31, 2001, the average yield of our personal lines segment fixed maturity investments was 5.0%.

      Net realized investment gains (losses) were insignificant during the six months ended December 31, 2001.

 Underwriting, Acquisition and Insurance Expenses

      Underwriting, acquisition and insurance expenses related to our personal lines segment were $15.4 million for the period ended December 31, 2001, consisting of normal, recurring expenses such as commissions, salaries and other expenses. The underwriting expense ratio was 22.2% for the six months ended December 31, 2001. No guaranty fund assessments were included in underwriting, acquisition and insurance expenses in 2001.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

      During the years ended December 31, 2000 and December 31, 1999, we operated in the United States in only one reportable insurance industry segment, professional liability insurance, which was principally made up of our two operating insurance subsidiaries: Medical Assurance Company and Medical Assurance of West Virginia. Effective December 29, 2000, we consolidated our organizational structure and merged two of our formerly separate insurance subsidiaries, Medical Assurance of Missouri, Inc. and Medical Assurance of Indiana, Inc., into Medical Assurance Company.

Professional Liability Segment

      We have summarized the operating results for our professional liability segment for the twelve months ended December 31, 2000 and 1999 in the table below.

	Year Ended December 31,

			Increase
	2000	1999	(Decrease)

	($ in thousands)
Gross premiums written	$223,871	$201,593	$22,278

Revenues:
Premiums earned	$216,297	$207,492	$8,805
Premiums ceded	(38,701)	(43,068)	4,367

Net premiums earned	177,596	164,424	13,172
Net investment income	41,450	39,273	2,177
Net realized investment gains (losses)	913	1,787	(874)
Other income	2,630	2,545	85

Total revenues	$222,589	$208,029	$14,560
Expenses:
Net losses and LAE	155,710	104,657	51,053
Underwriting, acquisition and insurance expenses	38,579	40,212	(1,633)

Total expenses	$194,289	$144,869	$49,420

Income before income taxes	$28,300	$63,160	$(34,860)

Net loss and LAE ratio	87.7%	63.7%	24.0%
Underwriting expense ratio	21.7	24.5	(2.7)

Combined ratio	109.4%	88.1%	21.3%

 Premiums

      Gross Premiums Written. Gross premiums written from our Professional Coverages during the year ended December 31, 2000 increased to $180.0 million from $178.6 million for 1999. After giving effect to insureds that did not renew, a net increase of approximately $5.3 million resulted from rate increases and writing premiums at approved higher rates. Partially offsetting this $5.3 million increase was a decrease of $3.9 million resulting from one-time additional premiums written in January 1999 related to the purchase of a book of business.

      For the year ended December 31, 2000 as compared to 1999, gross premiums written from Other Coverages increased by $20.7 million to $43.9 million.

      Premiums Earned. Premiums earned on Professional Coverages decreased $4.9 million for the year ended December 31, 2000 as compared to 1999. As with gross premiums written, $3.9 million of this decrease was due to one-time additional premiums earned in 1999 related to the purchase of a book of business. Premiums earned on Other Coverages increased by $13.7 million during the year ended December 31, 2000 as compared to 1999.

      Premiums ceded decreased by approximately $4.4 million for the year ended December 31, 2000 as compared to the year ended December 31, 1999, primarily related to premiums earned on Other Coverages.

While the total earned amount of these premiums increased during 2000, the proportion of the premiums that were ceded decreased. As a result, ceded premiums were lower for the year ended December 31, 2000.

      Net premiums earned included premiums on Other Coverages of approximately $34.8 million in 2000 and $14.8 million in 1999. We have disclosed our commitment to discontinue participation in the underwriting programs that generated most of these premiums and expect substantially decreased premiums in future periods.

 Losses and Loss Adjustment Expense

      Consolidated losses and loss adjustment expenses and the related current year loss ratio are summarized in the following table.

	Year Ended
	December 31,

	2000	1999

	($ in thousands)
Incurred losses and LAE related to:
Current accident year	$178,210	$158,303
Prior accident years	(12,500)	(53,646)
Change in death, disability and retirement reserves	(10,000)	—

Net incurred losses and LAE	$155,710	$104,657

Net loss and LAE ratio:
Current accident year ratio	100.3%	96.3%
Prior accident years ratio	(7.0)	(32.6)
Change in death, disability and retirement reserves ratio	(5.6)	—
Total calendar year net loss and LAE ratio	87.7%	63.7%

      The current accident year net loss ratio increased to 100% from 96%. This change is due to increasing trends in severity and frequency of professional liability claims that we recognized during the year 2000. As a result of these same trends, the average ultimate payment of indemnity and loss adjustment expenses per exposure unit for recent accident years appears likely to exceed comparable averages for previous years. Although such per claim average remains within the level contemplated by the previously established reserves, the effect was favorable loss development during the year ended December 31, 2000 of $12.5 million versus $53.6 million during the year ended December 31, 1999. In 2000, the $10.0 million decrease in the reserve for death, disability and retirement is principally the result of an increase in premium rate loads and a decrease in the number of insureds.

 Net Investment Income and Net Realized Investment Gains (Losses)

      The investment portfolio of our professional liability segment is comprised of fixed maturities and equity securities at amortized cost and short-term investments. Our net investment income is comprised of earnings on the investment portfolio.

      Our consolidated net investment income was $41.5 million in 2000 compared to $39.3 million in 1999. The $2.2 million increase is due both to an increase in the amount of invested assets and an increase in the average yield of those assets.

      At December 31, 2000, our professional liability segment investment portfolio consisted of 51% taxable securities and 49% tax-exempt securities. At December 31, 2000, the average yield of fixed maturity investments was 5.5%.

      Net realized investment gains (losses) from the investment portfolio were $1.0 million in 2000 and $1.8 million in 1999.

 Underwriting, Acquisition and Insurance Expenses

      Underwriting, acquisition and insurance expenses decreased by approximately $1.6 million for the year ended December 31, 2000 as compared to 1999 primarily because of a $2 million decrease in guaranty fund assessments. The underwriting expense ratio for 2000 was 21.7% as compared to 24.5% for the same period in 1999. The decrease in the ratio was due both to the reduction in guaranty fund assessments and to the cost control measures implemented by us during 2000.

Liquidity and Capital Resources

      We need liquid funds to pay losses and LAE and operating expenses in the ordinary course of business and to meet our debt service requirements. Cash provided by our operating activities was sufficient to meet those needs in 2001 and during the first six months of 2002. We believe that our operating activities will provide sufficient cash to meet our liquidity needs for the twelve months following June 30, 2002.

      We believe that our reserves for losses and LAE and unearned premiums are adequate to discharge outstanding contractual liabilities. We establish our reserves for losses and LAE based on our estimates of the future amounts necessary to pay claims and expenses associated with the investigation and settlement of claims. Although we believe our methods to establish reserves are reasonable and appropriate, the estimation of reserves for losses and LAE, especially professional liability reserves, is a complex process heavily dependent on judgment with many uncertainties. As a result, our estimates of reserves may vary significantly from the actual outcome. We anticipate these variances by regularly reviewing and updating the assumptions used in establishing our reserves. Any adjustments resulting from the review and update of our reserves are reflected in current operations.

      State insurance regulators utilize the Risk-Based Capital tests developed by the National Association of Insurance Commissioners (NAIC) to evaluate the financial condition of insurance companies. Third party rating agencies such as A.M. Best and Standard & Poor’s have developed their own set of evaluations based on similar ratios. The tests and ratios measure our surplus in relation to the premiums we write, the losses we reserve and the quality of our assets. We believe that our surplus is adequate to meet the requirements of our current operations and immediate growth plans. However, we may need additional surplus to take advantage of anticipated opportunities for further growth and acquisition.

      We borrowed $110 million under a term loan facility in order to fund the cash requirements of the consolidation. We are required to pay quarterly principal repayments of $2.5 million, and beginning in 2003, an additional annual principal payment equal to the greater of either 50% of our parent-company-only cash flow for the preceding year or $15 million. We have made all quarterly payments on the loan, and we also made a $22.5 million optional prepayment in September 2001. The loan had an outstanding principal balance of $77.5 million on June 30, 2002.

      The term loan bears interest at a variable rate based on the London Interbank Offered Rate (LIBOR) or the bank’s base rate at our election. At June 30, 2002 the interest rate was 3.37%.

      The credit agreement for the term loan, as is customary for credit agreements of this size and nature, requires that we maintain certain financial standards, otherwise known as loan covenants, including:

•	a consolidated debt coverage ratio 3.0 to 1;

•	minimum consolidated tangible net worth equal to the sum of (i) 90% of our consolidated net worth as of June 30, 2001, and (ii) 75% of cumulative consolidated net income after June 30, 2001;

•	a consolidated fixed charge coverage ratio of 1.5 to 1;

•	a funded debt to adjusted statutory capital ratio of 0.35 to 1; and

•	maintenance of statutory Risk-Based Capital ratios (as defined by the NAIC and measured annually on December 31) of 3.5 to 1 by Medical Assurance and ProNational.

      As of June 30, 2002, we were in compliance with all loan covenants.

      The borrowings under the credit agreement are secured by a pledge of the outstanding stock of our subsidiaries other than MEEMIC and its subsidiaries.

      The credit agreement also provides for a revolving line of credit in the amount of $40 million. Borrowings under the line of credit are repayable in full in two years, subject to renewal. The revolving line of credit is available for our operating and working capital requirements. We have not borrowed any funds under the revolving line of credit.

      We currently have sufficient funds in our direct non-insurance subsidiaries to meet our debt service requirements for the twelve months following June 30, 2002. Our future cash requirements for debt service will be provided principally from dividends of our direct and indirect insurance subsidiaries, which may require regulatory approval.

      We did not repurchase any shares of our common stock during the six months ended June 30, 2002. Our board has authorized stock repurchases of up to approximately 1.02 million shares.

      On July 9, 2002, MEEMIC agreed to acquire all of the outstanding shares of its common stock not owned by us. If certain conditions are satisfied, MEEMIC will make a tender offer to purchase a total of approximately 1.2 million shares of its common stock at a price of $29.00 per share, and any shares not tendered will be acquired in a subsequent merger at the same price. The transaction is subject to several conditions, including without limitation, approval by the shareholders other than us and our affiliates, the receipt of all required regulatory and bank approvals, receipt of a fairness opinion from an independent financial advisor, and no indication from the rating agencies that the transaction will result in a reduction of the current ratings of MEEMIC and our other insurance subsidiaries. MEEMIC intends to use primarily its own cash and investment resources to fund the purchase of the shares. There can be no assurance that the transaction will be completed.

Market Sensitive Instruments

      We believe that we are principally exposed to three types of market risk related to our investment operations. These risks are interest rate risk, credit risk and equity price risk.

      The term market risk refers to the risk of loss arising from adverse changes in market rates and prices, such as interest rates, equity prices and foreign currency exchange rates.

      All market sensitive instruments discussed here relate to our investment assets which are classified as available for sale.

      As of June 30, 2002, our $1,599 million investment portfolio was comprised of $1,356 million of fixed income securities that are subject primarily to interest rate risk and credit risk. We have not and currently do not intend to enter into derivative transactions.

 Interest Rate Risk

      Our fixed maturities portfolio is exposed to interest rate risk. Fluctuations in interest rates have a direct impact on the market valuation of these securities. As interest rates rise, market values of fixed income portfolios fall and vice versa. We believe we are in a position to keep our fixed income investments until maturity as we do not invest in fixed maturity securities for trading purposes. Our investment policies implement an asset allocation that uses length to maturity as a means to maximize the long term rate of return.

      The table below displays the potential impact of market value fluctuations on the fixed income portfolio as of June 30, 2002 and December 31, 2001 based on parallel 200 basis point shifts in interest rates up and down in basis points increments. It also shows the anticipated changes to the weighted average modified duration due to fluctuations in market interest rates.

	As of June 30, 2002
Interest
Rates	Portfolio Value	Change in Value	Modified Duration

			(Years)
	($ in millions)
200 basis point rise	$1,243	$(113)	4.37
100 basis point rise	1,299	(57)	4.31
Current rate*	1,356	—	4.08
100 basis point decline	1,411	55	3.80
200 basis point decline	1,455	99	3.70

*	Current rates are as of June 30, 2002.

	As of December 31, 2001
Interest
Rates	Portfolio Value	Change in Value	Modified Duration

			(Years)
	($ in millions)
200 basis point rise	$1,165	$(105)	4.29
100 basis point rise	1,216	(54)	4.29
Current rate*	1,270	—	4.14
100 basis point decline	1,323	53	3.89
200 basis point decline	1,375	105	3.78

*	Current rates are as of December 31, 2001.

      At June 30, 2002 and December 31, 2001, the fair value of our investment in preferred stocks was $51.3 million and $52.6 million, respectively, which included net unrealized gains of $1.4 million and $2.2 million. Preferred stocks are primarily subject to interest rate risk because they bear a fixed rate of return. The investments in the above tables do not include preferred stocks.

      Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the existing level and composition of fixed income security assets, and should not be relied on as indicative of future results.

      Certain shortcomings are inherent in the method of analysis presented in the computation of the fair value of fixed rate instruments. Actual values may differ from those projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities, including non-parallel shifts in the term structure of interest rates and changing individual issuer credit spreads.

 Credit Risk

      We have exposure to credit risk primarily as a holder of fixed income securities. We control this exposure by emphasizing investment grade credit quality in the fixed income securities we purchase.

      As of June 30, 2002 and December 31, 2001, 98.4% and 98.6%, respectively, of our fixed income portfolio consisted of securities rated investment grade. We believe that this concentration in investment grade securities reduces our exposure to credit risk on these fixed income investments to an acceptable level. However, in the current environment even investment grade securities can rapidly deteriorate and result in significant losses as was the case with respect to our investment in WorldCom bonds.

 Equity Price Risk

      At June 30, 2002 and December 31, 2001, the fair value of our investment in common stock was $48.5 million and $44.5 million, respectively, which included net unrealized losses of $10.4 million and $6.4 million, respectively. These investments are exposed to equity price risk, which is defined as the potential for loss in market value due to a decline in equity prices. A 10% decline in the price of each of these marketable securities would result in a decrease of our total investment portfolio of $4.8 million and $4.5 million at June 30, 2002 and December 31, 2001, respectively.

BUSINESS

Overview

      We are a specialty property and casualty insurance company focused on the professional liability and the personal automobile insurance markets. We have a regional orientation, applying a focused underwriting strategy to local markets where we have built a strong reputation among our customers and producers. We are the fourth largest writer of medical professional liability insurance in the United States based on direct premiums written in 2001. We are the tenth largest writer of personal automobile insurance in Michigan based on direct premiums written in 2001. We were formed to effect the consolidation of Medical Assurance and Professionals Group in June 2001, but our predecessor company, Medical Assurance, has been in operation since 1977.

      We conduct our business through two operating segments, each of which maintains a strong position in its local markets:

•	Our professional liability segment, which represents our commercial lines business, primarily focuses on providing medical professional liability insurance. We provide protection against claims arising out of the death, injury or disablement of a person resulting from the negligence or other misconduct of medical and other healthcare professionals.

•	Our personal lines segment primarily offers personal automobile, and to a lesser extent, homeowners, boat and umbrella insurance to teachers, administrators, college professors and other members of the educational community and their families in Michigan.

      Our professional liability segment represented 72.4% of our gross premiums written for the six months ended June 30, 2002 while our personal lines represented 27.6% for the same period. Approximately 96.2% of our business related to casualty coverages, including automobile coverages, and 3.8% to property coverages primarily through homeowners insurance, as measured by gross premiums written for the six months ended June 30, 2002. We believe we do not have any exposure to asbestos claims which are currently prevalent in the insurance industry.

      By concentrating on specialty markets where customers have specialized needs, we seek to provide value added solutions through our underwriting expertise and our emphasis on strong customer service. Our regional presence allows us to maintain active relationships with our customers and be more responsive to their needs. We seek to maintain a strong financial position to protect our customers. We believe these factors have allowed us to establish a leading position in our markets, enabling us to compete on a basis other than just price.

      Professional liability insurance is generally referred to as a “long tail” line of business. This means there is typically a long period of time between collecting the premium for insuring a risk and the ultimate payment of losses, typically exceeding five years. This allows us to invest the premiums we collect until we pay losses which results in a higher level of invested assets and investment income as compared to other lines of property and casualty business. This is in contrast to personal lines insurance, which is generally referred to as “short tail”, due to shorter time periods between insuring the risk and the ultimate payment of claims. As a result, there is less time to invest premiums collected, which makes it necessary to achieve an underwriting profit in order to generate a satisfactory return on equity.

      Professional Liability. Our customers include physicians, hospitals, dentists and other healthcare providers. We distinguish ourselves through individual risk selection by applying a rigorous and analytical underwriting process. We focus on physicians who are sole practitioners or who practice in small groups, who we believe exhibit greater customer loyalty and provide us a better opportunity to achieve an underwriting profit. We estimate that at least 90% of our policies in force on June 30, 2002 cover physicians and dentists who are sole practitioners or who practice in small groups of less than 20 professionals. On a limited basis, we provide coverage for hospitals primarily in Alabama and Indiana where we have a strong understanding of the liability and operating environment. While we are licensed in 48 states, we currently write insurance in 20 states, primarily in the southeast and midwest, with Alabama, Florida, Ohio, Indiana and Michigan representing our five largest states based on direct premiums written in 2001.

      We operate through our home office and 12 regional offices, allowing us to better control our underwriting and claims process, respond to local market conditions and more effectively serve our customers and producers. In Alabama, we rely solely on direct marketing, and in Florida and Missouri, direct marketing accounts for a majority of our business. We use independent agents to market our professional liability insurance products in other states. We believe our size, financial strength and flexibility of distribution differentiates us from our competitors.

      Personal Lines. We conduct our personal lines business through our publicly-traded subsidiary, MEEMIC. We believe our focus on the educational community provides better than average risk-selection, which contributes to our historically profitable underwriting results. We distribute our products directly to insureds through a network of 93 captive agents who are primarily current and former teachers, administrators and other educational employees.

      For the year ended December 31, 2001, MEEMIC reported a statutory combined ratio of 95.8% as compared to 111.0% for the personal lines insurance industry over the same period, according to data published by A.M. Best. For the five years ended December 31, 2001, MEEMIC reported an average statutory combined ratio of 93.1% versus an average of 105.0% for the personal lines insurance industry over the same period. For the year ended December 31, 2001 MEEMIC reported gross premiums written of $142.3 million, which represented a compounded annual growth rate of 7.6% over the prior five years.

      Given the long tail nature of our professional liability business, we focus on our operating ratio, which combines the ratio of underwriting income or loss to net premiums earned, referred to as the combined ratio, offset by the benefit of investment income generated from our cash and invested assets, also expressed as a percentage of net premiums earned. Our average statutory operating ratio for the five year period ended December 31, 2001 was 79.5% based on information reported by A.M. Best. This compares favorably to an average statutory operating ratio of 94.3% for the property and casualty industry over the same period, according to data published by A.M. Best. The long tail nature also results in a higher level of invested assets and investment income as compared to other property and casualty lines of business. At December 31, 2001, our ratio of cash and invested assets (including personal lines), which totaled $59.49 per share, to statutory surplus was 4.3x as compared to 2.7x for the property and casualty industry. For the five years ended December 31, 2001, our net investment income averaged 25.3% of net premiums earned compared to 13.9% for the property and casualty industry over the same period, in each case determined on a statutory basis.

      Our senior management team is led by A. Derrill Crowe, M.D., our Chairman and Chief Executive Officer, and Victor T. Adamo, Esq., our President and Chief Operating Officer. Dr. Crowe has acted as the Chief Executive Officer of Medical Assurance since its founding in 1977. He has applied a hands-on management style in developing our underwriting and claims strategies and was instrumental in establishing us as a leading professional liability specialist. Mr. Adamo has held various positions with Professionals Group since 1985 and as its president was largely responsible for building it into a successful regional professional liability company. Dr. Crowe practiced medicine as his principal occupation for more than 25 years and Mr. Adamo was in the private practice of law for 10 years, providing them with knowledge of medical and legal issues that are critical to our insurance operations. We also have a knowledgeable and experienced management team with established track records in building and managing successful insurance operations. In total, our senior management team has average experience in the insurance industry of 22 years.

      For the year ended December 31, 2001, we generated $389.0 million of gross premiums written, $313.3 million of net premiums earned and $382.6 million of total revenues. For the six months ended June 30, 2002, we generated gross premiums written of $304.2 million. As of June 30, 2002, we had cash and invested assets of $1.7 billion, total assets of $2.4 billion and stockholders’ equity of $426.8 million. Following completion of this offering, we expect to have total capitalization, including debt, of approximately $542.2 million. Each of our insurance subsidiaries is rated “A-” (Excellent) by A.M. Best and “A-” (Strong) with a negative outlook by Standard and Poor’s.

Corporate Strategy

      Our objective is to build value for our stockholders through superior underwriting of classes of business in which we have a comprehensive understanding and which offer us the opportunity to generate competitive returns on capital. We target an operating return on equity, which includes investment income but excludes realized gains and losses, of 12% to 14% over the long term. Over the five years ending December 31, 2001, however, we achieved an average operating return on equity of 10.0%, with a high of 14.0% in 1999 and a low of 2.4% in 2001. The major elements of our strategy are:

      Adhere to a Strict Underwriting Philosophy. We emphasize disciplined underwriting and do not manage our business to achieve a certain level of premium growth or market share. In our professional liability business, we apply our local knowledge to individual risk selection to determine the appropriate price based on our assessment of the specific characteristics of each risk. We seek to achieve our principal objective of attracting and retaining high quality business by focusing on small groups and sole practitioners who we believe are more receptive to our service-intensive approach and are more likely to remain with us in times of price based competition. In our personal lines business, we target the educational community, which we believe provides a more stable and predictable group of risks. We apply our underwriting expertise through our regional offices while adhering to a centrally controlled underwriting philosophy. We continually monitor market conditions to identify potentially negative trends that may require corrective actions in our prices and underwriting criteria.

      Aggressively Manage Policyholder Claims. In addition to prudent risk selection, we seek to control our underwriting results through effective claims management. We investigate each professional liability claim and have fostered a strong culture of aggressively defending those claims that we believe have no merit. We manage these claims at the local level, tailoring claims handling to the legal climate of each state, which we believe differentiates us from national writers. Through the first nine months in 2002, we defended our insureds in 250 jury trials resulting in a verdict, of which 192 resulted in a favorable verdict for our insureds. Although this approach contributes to higher expenses in managing our claims compared to other insurers, we believe it contributes to lower overall loss costs, and results in greater customer loyalty. In our personal lines business, we seek to quickly and efficiently settle claims through an established network of auto repair shops and other repair facilities, focusing on minimizing the cost of handling each claim.

      Operate Through Regional Offices in Local Markets. We believe that our business is most effectively managed at the local level. We operate our professional liability business through 12 regional offices in 9 states and our personal lines business through 93 agents in Michigan. Through our regional underwriting and claims office structure, we are able to gain a strong understanding of local market conditions and efficiently adapt our underwriting and claims strategies to regional conditions. This allows us to maintain a comprehensive understanding of the legal environment and skills of the attorneys in each region, allowing us to better pursue our aggressive claims handling philosophy. Our local offices increase our visibility within the community and among our customers and producers, enhancing our ability to make better risk selection through informed underwriting.

      Expand Our Position in Regional Markets. Our goal is to build upon our position as a leading writer of professional liability and personal lines insurance and expand within a defined geographic area, while maintaining our commitment to disciplined underwriting and aggressive claims management. The withdrawal and reduced capacity of several competitors in the medical professional liability market has led to significant increases in the number of new policy applications received over the past 12 months. We believe that our strong reputation in our regional markets, combined with our financial strength, strong customer service and proven ability to manage claims, should enable us to profitably expand our position in select states. We will only move into markets where we believe we can use local knowledge and services to allow effective management of claims and underwriting. In our personal lines business, we estimate that we currently insure approximately 20% of educational professionals in Michigan. Through the appointment of additional agents and broadening our relationships with educational institutions, we intend to increase our penetration of the educational community.

      Pursue Consolidating Acquisitions. We have successfully acquired and integrated companies and books of business in the past and believe our financial size and strength make us an attractive acquiror. We continually evaluate opportunities to acquire professional liability companies or books of business that leverage our core underwriting and claims expertise. We believe that higher claim costs on historical business and capacity constraints may create disruption among other professional liability writers, thereby providing acquisition opportunities.

      Maintain Our Financial Strength and Security. We have sustained our financial stability during difficult market conditions through responsible pricing and loss reserving practices. We are committed to maintaining prudent operating and financial leverage and conservatively investing our assets. We recognize the importance of our “A-” (Excellent) A.M. Best rating to our customers and producers and intend to manage our business to protect our financial security.

Recent Events

      Financial Outlook. We estimate our net operating income per share will be between $0.13 and $0.16 for the three months ended September 30, 2002, and between $0.30 and $0.35 for the last six months of 2002. We calculate net operating income excluding the effects of guaranty fund assessments, as well as net realized investment gains (losses), net of applicable income taxes. These estimates reflect our current views as of the date of this prospectus. As such, they are subject to uncertainty and may change as a result of a number of factors, many of which are beyond our control. See “Forward-Looking Statements.”

      Purchase of MEEMIC Shares. We currently own 83.9% of the issued and outstanding common stock of MEEMIC. On March 18, 2002, we announced our intention to purchase the remaining 16.1% of the common stock of MEEMIC that we did not already own. The purchase price of $29.00 per share in cash, representing an aggregate purchase price of $34.4 million, will be financed through existing cash and investment resources of MEEMIC. The acquisition of these minority shares is subject to regulatory approval, a vote of minority shareholders and other conditions. The proposed transaction, including the financial terms, have been unanimously approved by the board of directors of MEEMIC, including its independent directors not affiliated with us. We expect to complete the acquisition of the remaining shares that we do not already own by January 2003, but there can be no assurances that we will be successful.

      On March 18, 2002, a complaint was filed against MEEMIC, its directors, and ourselves on behalf of the minority shareholders of MEEMIC alleging, among other things, that the acquisition we have proposed is unfair to the minority shareholders of MEEMIC. The plaintiff agreed to dismiss the lawsuit with prejudice, and the court approved the dismissal on September 11, 2002. No payments of any kind were made by MEEMIC, its directors or us to the plaintiff or his counsel to obtain the dismissal of the case.

Industry Trends

      Throughout the 1990s and into 2000, the overall property and casualty insurance and reinsurance industry was overcapitalized, which resulted in highly competitive market conditions as evidenced by declining premium rates and poor underwriting results. By mid-2000, capacity was reduced by significant losses experienced throughout the industry, which led companies to tighten underwriting guidelines, cease writing selected lines of business or withdraw from the market completely. In response to these market conditions, insurers began to seek and achieve significant price increases, in addition to improved terms and conditions. This has affected all major lines of business with a more significant impact in selected lines, particularly medical professional liability insurance.

      Professional Liability Industry Trends. The medical malpractice, or medical professional liability, market totaled $7.3 billion in direct premiums written for the year ended December 31, 2001, which represented 3.9% of the total commercial premiums in the property and casualty industry, according to data published by A.M. Best. Since 1999, insurance companies focused on medical professional liability coverage have experienced higher claim costs on business written in prior years than they had reserved for initially. This has resulted in significant losses, reduced capital to support current and future business, and higher premium rates to meet expected higher claims costs. In 2001, based on publicly available industry information, it is estimated that prices for medical professional liability insurance experienced increases of approximately 15% to 20% over expiring terms. Price increases have varied across the types of insured and geographic region with some states experiencing increases as high as 100%. We believe price increases have continued in 2002 at levels consistent with, or higher than, those reported in 2001, which is consistent with our own experience.

      Reduced profitability, reductions in surplus and capacity constraints have led many professional liability carriers focused on medical professional liability coverages to withdraw from, or limit new business in, one or more markets. In December 2001, The St. Paul Companies, previously the second largest writer of medical professional liability insurance in the United States, announced its immediate intention to exit the market due to poor profitability. In February 2002, Pennsylvania-based PHICO Insurance Company entered into state-ordered liquidation due to financial difficulties. In March 2002, SCPIE Holdings, Inc. announced it terminated its strategic relationship with a national broker to write professional liability insurance for physicians and dentists, and will refocus on its home market of Southern California. In March 2002, The MIIX Group, Inc. announced its intention to stop writing business in all states except New Jersey due to financial difficulties and has sponsored the formation of a new mutual company to write solely in New Jersey. In June 2002, American Physicians Capital Inc. announced its decision to withdraw from the Florida medical professional liability market. In June 2002, FPIC Insurance Group, Inc. announced that, while it will continue to renew its existing book of business, it will not write new business until it can increase capacity.

      This reduction in capacity comes at a time when many medical professional liability insurers are raising prices, eliminating policy credits and discounts and tightening policy terms. We believe the effect of lower capacity and higher pricing is to focus buying decisions on more traditional insurance factors such as balance sheet strength, ratings and long-term commitment to a particular market. We also believe that concern over the long-term viability of some insurers is also forcing independent agents to focus more on these traditional factors.

      Given the continued reduction in capacity and the uncertainty surrounding several writers in the medical professional liability market, we believe the current favorable market environment will continue at least until 2004. The improvements in pricing to some degree, however, will be offset by the impact of loss cost trends and the increased cost of reinsurance.

      Personal Lines Industry Trends. After a number of years of competitive pricing, underwriting discipline has returned to the personal lines market. In the late 1990s and 2000, strong investment returns created excess surplus in the personal lines industry. This buildup of capital led to a declining rate environment for both automobile and homeowners lines of business as personal lines competitors sought to grow market share. A combination of poor underwriting and investments have helped to reverse the declining pricing trends in the industry. According to A.M. Best, direct premiums written for automobile policies increased 8.1% nationally in 2001 and 7.5% in Michigan.

Growth Opportunities and Outlook

      We believe our current market position and reputation allows us to take advantage of improving marketing conditions and opportunities in the market. Based on improving market conditions and our assessment of our ability to effectively compete, we expect to achieve gross premiums written of at least $500 million in 2002. We expect to achieve our growth primarily through the (i) increased prices in our professional liability business and (ii) expansion of our personal automobile business in Michigan.

      We expect the growth of our professional liability business will be primarily generated through increased pricing across our portfolio. Through June 2002, we achieved average gross price increases of approximately 25% on renewal business across our professional liability business (weighted by premium volume). These increases are in addition to average gross price increases achieved during 2001 of approximately 23% on renewal business across our professional liability business (weighted by premium volume).

      We expect our future growth will also be supported by controlled expansion in states where we have recently commenced writing business but have little or no presence. These states include Arkansas and

Virginia, where The St. Paul Companies was a leading writer prior to its departure from the market and which we believe have favorable medical and legal climates. We anticipate there will be additional opportunities for profitable expansion as a number of insurers are experiencing financial difficulties, requiring them to reduce their business or completely exit the marketplace.

      We believe we can achieve our growth while improving our combined ratio. Based on price increases achieved to date, we expect the ultimate combined ratio on our professional liability business currently written to be reduced to 102% or lower, as premiums are earned. This takes into account expected increases in the cost of claims and reinsurance protection purchased. As with all property and casualty companies, we expect the beneficial impact of price increases and any development of losses to be fully reflected in our financial results over time. We recognize the impact of higher prices as the associated premiums are earned which generally occurs over the course of the year after the policy is written.

      In September 2002, we started offering professional liability insurance to medical and other healthcare professionals who generally do not qualify for standard coverage because of their claim history or other factors. We write this business on an excess and surplus lines basis, which provides us with greater flexibility in establishing prices and terms of coverage. While we do not expect this class of insured to become a major portion of our business, we believe this provides profitable opportunities to expand our business.

      We continually evaluate opportunities to acquire other professional liability companies or books of business. While there are no acquisitions planned or expected at this time, we believe this can be an attractive incremental source of profitable expansion.

      In our personal lines business our objective is to achieve an underwriting profit, targeting a combined ratio of 96% or lower, which is in line with our historical financial results. To expand our personal lines business, we have increased the number of our sales representatives to 93 agents. Consistent with our focus on the educational community, we are increasing our marketing efforts to colleges and universities in Michigan, where we currently have little penetration. Growth of our personal lines business will be supported by the expansion of our recently introduced boat and umbrella coverages, which currently account for less than 1% of our personal lines net premiums written for the six months ended June 30, 2002. In addition, the productivity of our agents has increased, having increased average gross premiums per sales agent from $1.3 million in 1999 to $1.5 million in 2001, an increase of 15.4%. Through June 2002, we achieved average gross price increases of approximately 13.5% on renewal business across our personal lines business (weighted by premium volume).

      We have demonstrated our willingness to reduce or terminate business where there is unacceptable pricing. We may later return to a given market based on improved market conditions. Our ability to achieve future growth is contingent on several factors, including the amount of competition, availability of capital, availability and price of reinsurance, whether or not we can identify attractive markets, the regulatory and legal environment in which we operate, and rating agency considerations.

Corporate Organization and History

      We were incorporated in Delaware to serve as the holding company for Medical Assurance in connection with its acquisition of Professionals Group in June 2001. Our three principal operating subsidiaries are Medical Assurance Company, ProNational and MEEMIC Insurance.

      We are the successor to 11 insurance organizations and books of business. In each acquisition we have retained key personnel to further our goal of having a local presence for underwriting and managing our claims. Our successful integration of each organization demonstrates our ability to grow effectively through acquisitions.

      Our predecessor company, Medical Assurance was founded by physicians as a mutual company in Alabama in 1977 and demutualized into a public company in 1991. Medical Assurance has expanded through internal growth and the acquisition of professional liability insurance companies with strong regional identities in West Virginia, Indiana and Missouri, along with books of business in Ohio and Missouri.

      Professionals Group traces its roots to the Brown-McNeeley Fund, which was founded by the State of Michigan in 1975 to provide medical professional liability insurance to physicians. Physicians Insurance Company of Michigan, which ultimately became ProNational, was founded in 1980 to assume the business of the fund. That company also grew through internal growth and the acquisition of books of business in Illinois and Indiana and the acquisition of a professional liability insurer in Florida.

      MEEMIC Insurance was founded as a mutual company by Michigan teachers and has provided personal lines insurance to the education community in that state since 1950. Professionals Group became affiliated with MEEMIC in 1997 and acquired majority ownership in transactions related to MEEMIC’s demutualization in 1999.

 Lines of Business

      We operate across two primary segments of the insurance market: (i) professional liability insurance, which represents our commercial lines activity, and (ii) personal lines insurance. The following table illustrates our gross premiums written for our two primary segments for each of the periods indicated:

	Year Ended December 31,						Six Months Ended June 30,

	2001		2000		1999		2002		2001

	$	%	$	%	$	%	$	%	$	%

	($ in thousands)
Professional Liability Segment	$315,698	81.2%	$223,871	100.0%	$201,593	100.0%	$220,341	72.4%	$130,428	100.0%
Personal Lines Segment	73,285	18.8	—	—	—	—	83,847	27.6	—	—

Total	$388,983	100.0%	$223,871	100.0%	$201,593	100.0%	$304,188	100.0%	$130,428	100.0%

      Professional Liability Segment. We offer professional liability insurance for providers of medical and other healthcare services. Medical professional liability insurance provides insurance against the liability of an insured arising out of the death, injury or disablement of a person as the result of covered negligence or other misconduct in rendering professional service. Although we generate a majority of our premiums from individual and small group practices, we also insure several major physician groups as well as several hospitals. We also offer professional liability insurance for providers of legal services, and we offer professional office package and workers compensation insurance products, primarily in connection with our professional liability products.

      The following table illustrates the distribution of our gross premiums written of our professional liability segment by type of coverage for the periods indicated.

	Year Ended		Six Months Ended

	December 31, 2001		June 30, 2002

	$	%	$	%

	($ in thousands)
Professional Liability — Physicians	$228,139	72.3%	$194,720	88.4%
Professional Liability — Other(1)	39,080	12.4	18,996	8.6

Total Medical Professional Liability Segment	267,219	84.6	213,716	97.0

Professional Liability — Legal	2,134	0.7	2,667	1.2
Other Commercial Lines(2)	46,345	14.7	3,958	1.8

Total Professional Liability Segment	48,479	15.4	6,625	3.0

Total Professional Liability	$315,698	100.0%	$220,341	100.0%

(1)	Primarily includes hospitals, other health care facilities and dentists.

(2)	Primarily includes workers compensation and commercial multi-peril coverages.

      We have offered accident and health and workers compensation insurance and reinsurance through various programs to entities and individuals other than healthcare providers. We ceased our marketing of these programs in order to focus on our core professional liability products. We expect these accident and health and workers compensation programs to terminate completely by the end of 2002.

      There are two types of liability insurance policies, occurrence and claims-made. Under occurrence coverage, insurance is provided against claims of liability arising from incidents that “occur” during the policy period, regardless of when claims arising out of such incidents may be reported. Claims-made coverage provides protection against only those claims that arise out of incidents occurring and of which notice to the insurer is given while coverage is effective. Claims-made policies enable the insurer to estimate its loss reserves with more certainty as reserves for losses are accrued in the year that a claim is reported instead of in the year of occurrence as is the case with occurrence policies. Approximately 85.4% of our direct premiums written for the six months ended June 30, 2002 were issued on a claims-made basis.

      Personal Lines Segment. Our personal lines business is written through our subsidiary, MEEMIC, which primarily serves educational employees and their immediate families in Michigan. Private passenger automobile insurance is our primary line of business, representing approximately 85% of our personal lines gross premiums written. MEEMIC’s personal automobile policy provides policyholders with protection against claims resulting from bodily injury and property damage liability and automobile physical damage. To provide for the other insurance needs of our auto customers, we also offer homeowners, boat and umbrella policies.

      The following table illustrates our gross premiums written for each of our personal lines classes of business for each of the periods indicated.

			Six Months
	Year Ended		Ended
	December 31, 2001		June 30, 2002

	$(1)%		$	%

	($ in thousands)
Personal Automobile	$62,422	85.2%	$72,294	86.2%
Homeowners	10,637	14.5	11,190	13.3
Boat	163	0.2	276	0.3
Umbrella	63	0.1	87	0.1

Total	$73,285	100%	$83,847	100%

(1)	The year ended December 31, 2001 includes gross premiums written since June 27, 2001, the date of consolidation of Professionals Group and Medical Assurance.

      When measured by number of policies, personal automobile represented 63.3% of our personal lines policies in force as of June 30, 2002. The following table illustrates our number of policies in force for each of our personal lines of business at each of the dates indicated.

	December 31, 2001		June 30, 2002

	Number	%	Number	%

Personal Automobile	92,709	64.5%	94,765	63.3%
Homeowners	48,461	33.7	52,070	34.8
Boat	1,776	1.2	2,116	1.4
Umbrella	717	0.5	804	0.5

Total	143,663	100.0%	149,755	100.0%

Geographic Distribution

      We are licensed to write business in 48 states, and currently operate in 20 states. For the six months ended June 30, 2002, our top five states represented 81.8% of direct premiums written with Michigan accounting for 36.6%. The following table displays distribution of our direct premiums written by state.

	Year Ended December 31,						Six Months Ended June 30,

	2001		2000		1999		2002		2001

	$	%	$	%	$	%	$	%	$	%

	($ in thousands)
Alabama	$74,917	19.3%	$66,123	29.5%	$69,903	34.7%	$46,937	15.4%	$44,416	34.1%
MEEMIC (Michigan)	73,286	18.8	—	—	—	—	83,847	27.6	—	—
Ohio	51,520	13.2	30,357	13.6	29,943	14.9	42,092	13.8	20,288	15.6
Florida	29,519	7.6	7,636	3.4	4,078	2.0	31,971	10.5	3,269	2.5
Indiana	25,130	6.5	13,667	6.1	12,913	6.4	16,495	5.4	7,464	5.7
Michigan	22,404	5.8	—	—	—	—	27,408	9.0	—	—
All other states(1)	112,207	28.8%	106,088	47.4%	84,756	42.0%	55,438	18.3%	54,991	42.1%

Total	$388,983	100.0%	$223,872	100.0%	$201,593	100.0%	$304,188	100.0%	$130,428	100.0%

(1)	No other state comprises more than 5.8% of our 2001 direct premiums written.

Underwriting

      Professional Liability Segment. Our underwriting process is driven by individual risk selections, and our pricing decisions are focused on achieving rate adequacy. We assess the quality and pricing of the risk, primarily emphasizing loss history, practice specialty and location of practice in making our underwriting decision. Our underwriters work with our claims, risk management and marketing departments to build a base of knowledge from which they make these decisions.

      Our underwriting focuses on knowledge of local market conditions and legal environment. Through our five local underwriting offices located in Alabama, Florida, Indiana, Missouri and Michigan, we have established a local presence within our targeted markets to obtain better information more quickly. These offices are staffed by 30 underwriting professionals who report to the branch vice presidents of their respective local office. The five underwriting offices each report to one of two regional vice presidents who are ultimately responsible for the pricing and underwriting decisions in their respective regions.

      Our underwriting department establishes guidelines to classify risks by practice specialty and by location. Our underwriters work with our field marketing force to identify business that meets these established underwriting standards and to develop specific strategies to write the desired business. In performing this assessment, our underwriters may also consult with internal actuaries regarding loss trends and pricing and utilize loss rating models to assess the projected underwriting results of accounts. Our agents are authorized to bind professional liability coverage within our underwriting guidelines, but binding authority is exercised only after authorization from our underwriting staff.

      Our underwriters work closely with our local claims departments. This includes consulting with claims investigators on patterns of practice in a particular locale and monitoring claims activity. Our underwriters are also assisted by our local advisory committees that we have established in our key states. These committees are comprised of doctors, hospital administrators and other medical professionals and help us maintain close ties to the medical communities in key locations, provide information on the practice of medicine in each state and provide guidance on critical underwriting and claims issues. As these committees examine claims, they are able to identify potentially troubling practice patterns and can make recommendations to our risk underwriting staff.

      Personal Lines Segment. We rely to a significant degree on information provided by our sales representatives in underwriting risks. Our sales representatives have the authority to bind coverage for a thirty-day period. The majority of our sales representatives are or were teachers. This enhances the sales representatives’ ability to act as field underwriters since they have a general understanding of lifestyles and insurance needs within the educational community to effectively pre-screen applicants. We believe that the educational community in Michigan provides better than average risk-selection, which contributes to our historically profitable underwriting results.

      We evaluate and accept applications for insurance based on consistently applied underwriting guidelines. Our processing system provides modifications for some of these guidelines and underwriting supervisors regularly audit the work of individual underwriters to ensure adherence to our guidelines. Our 24 underwriters monitor policyholder deviations from the underwriting guidelines to assist in decisions related to cancellation and non-renewal.

Claims Management

      Professional Liability Segment. We have claims offices throughout the states in which we write business in order to provide localized and timely attention to claims. Our claims department investigates the circumstances surrounding a medical incident from which a covered claim arises against an insured. Upon investigation, and in consultation with the insured and appropriate experts, we evaluate the claim and either seek reasonable settlement or aggressively defend against the claim. If the claim is defended, our claims department manages the case, including planning the defense, coordinating and managing defense attorneys and obtaining medical and/or other professional experts to assist in the analysis and defense of the claim.

      Our claims department consists of 94 claims professionals, including adjusters, senior adjusters, directors and vice presidents. Our claims department establishes the appropriate case reserves for each claim and monitors the level of each case reserve as circumstances require. The department also decides when and if to settle all but the most significant claims. Settlement authority ranges from $25,000 for our adjusters up to $500,000 for our Senior Vice President –Claims. Claims above $500,000 are currently reviewed by an internal committee made up of our Chairman and Chief Executive Officer, our Senior Vice President –Claims, and our outside legal counsel. In each of the states in which we operate, we meet regularly with local medical advisory committees, which are principally comprised of local physicians, dentists and representatives of hospitals and healthcare entities.

      We aggressively defend claims against our insureds that we believe have no merit or that we believe cannot be reasonably settled. As a result of this policy, many of our claims are litigated, and we engage experienced trial attorneys in each venue to handle the litigation in defense of our policyholders.

      Our aggressive claims management approach generally results in increased loss adjustment expenses compared to those of other property and casualty lines or others specializing in professional liability insurance. However, we believe that our approach contributes to lower overall loss costs and results in greater customer loyalty. The success of this claims philosophy is based on our ability to develop relationships with attorneys who have significant experience in the defense of professional liability claims and who are able to defend claims in an aggressive, cost-efficient manner.

      Personal Lines Segment. In responding to claims, we emphasize timely investigation, evaluation and fair settlement while controlling claims expense and maintaining adequate reserves.

      We have a claims staff of 66 people. Our claims operation is centralized in Auburn Hills, Michigan, but we also employ four resident adjusters located in cities throughout Michigan. These employee adjusters settle a majority of our claims, though independent multi-line adjusters are used when claim volume rises. We have also established a network of auto repair shops and other repair facilities that provide damage appraisals and repairs according to established company guidelines. A reinspection audit program ensures that repairs are completed timely, economically and to the satisfaction of the customer.

      Audits of liability claim files are conducted regularly by claims department managers and reinsurers. Our claims department decides which claims we seek to settle and which claims we defend. Less than 1% of all claims result in litigation. Claims we choose to litigate are initially reviewed by our in-house legal counsel to determine whether the file should be outsourced to an outside specialist or handled internally. Our claims department actively monitors all litigation including planning the defense, coordinating and managing defense attorneys and obtaining professional experts to assist in the analysis and defense of the claim.

      We have a 24 hour claim reporting telephone service for insureds and third-party claimants. This service allows customers to report their first notice of a loss at anytime of the night or day, 365 days a year. This reporting methodology enables us to more quickly complete initial claim handling and ultimately reduce indemnity payments such as rental and storage.

Marketing

      Professional Liability Segment. We utilize direct marketing and independent agents to write business in the eastern portion of the United States, with concentrations in Alabama, Florida, Illinois, Indiana, Michigan, Missouri, Ohio and West Virginia. We are currently licensed in 48 states, allowing us to respond outside this region when an opportunity arises.

      In Alabama, we rely solely on direct marketing, and in Florida and Missouri, direct marketing accounts for a majority of our business. We currently employ 10 producers to handle direct sales of our professional liability insurance.

      We use independent agents to market our professional liability insurance products in other markets. For the year ended December 31, 2001, approximately 62% of our professional liability direct premiums written were produced through independent insurance agencies. We define direct premiums written as our gross premiums written minus our premiums assumed from other insurance carriers. We primarily rely on local agencies usually having one to three producers who specialize in professional liability insurance and who we believe are able to appreciate the factors that differentiate our professional liability insurance product. No single agent or agency accounts for more than 5% of our total direct premiums written.

      We focus our marketing efforts on sole practitioners and small groups of physicians. We generally do not solicit large accounts because of the difficulty in underwriting the individual risks and because their purchasing decision is usually based primarily on price. Our marketing efforts differentiate our professional liability insurance products by emphasizing claims service and other services and communications we provide to our customers including:

•	risk management consultation, loss prevention seminars and other educational programs;

•	legislative oversight and active support or opposition of proposed legislation relating to liability issues affecting the healthcare industry;

•	the preparation and dissemination of newsletters and other printed material with information of interest to the healthcare industry;

•	endorsements by, and attendance at meetings of, the state and local medical societies and related organizations; and

•	the sponsorship of risk management education seminars as an accredited provider of continuing medical education.

      These communications and services have helped us gain exposure among potential insureds and demonstrate our understanding of the insurance needs of the healthcare industry and promote a commonality of interest among us and our insureds.

      Personal Lines Segment. We market our personal lines insurance products to members of the educational community and their families in Michigan exclusively through approximately 93 sales representatives. Our representatives typically are current or former teachers, school administrators or other education professionals. We currently are licensed in Minnesota, Michigan, and Ohio, but write insurance only in Michigan.

      Approximately 92% of the premiums sold by our sales representatives are for our own insurance products. The remaining 8% of the premium volume is for products underwritten by other carriers in Michigan who pay us commissions for such sales. In general, these carriers offer products that we do not currently offer, or insure a class of business that does not meet our underwriting guidelines. By offering complementary insurance products, our sales representatives provide our customers with the convenience of being able to purchase a full range of insurance products through a single agent. We benefit by having potential customers for products we may offer in the future.

      We conduct quarterly meetings with our sales representatives, establish benchmarks and goals, conduct technical training and sponsor continuing education programs. Our representatives provide us with important information about market conditions and feedback from our customers regarding their insurance requirements and our level of service provided. This information is used to develop new products and new product features. We recruit and train new sales representatives to work in underserviced areas of the state. Sales representatives are paid a fixed base commission with some opportunity for contingent bonuses, based upon the representative’s production and loss ratios.

      For the year ended December 31, 2001, one sales representative accounted for 4.9% of our direct premiums written within our personal lines segment. No other sales representative accounted for more than 4.2% of our direct premiums written in 2001. The top 10 sales representatives accounted for 32.3% of our direct premiums written in 2001.

      We provide personal computer software that allows sales representatives to quote rates for auto, homeowners and boat insurance. In addition, we have a web site on the internet for the public that is periodically updated with pertinent information on MEEMIC, its products, and how to locate a sales representative.

Reserves for Losses and Loss Adjustment Expenses

      All of our reserves are considered property and casualty reserves. At December 31, 2001, approximately 95% of our loss and loss adjustment expense reserves were associated with professional liability coverage and the balance was associated with personal lines coverage. We did not operate in the personal lines segment prior to our consolidation with Professionals Group on June 27, 2001.

      Our consolidation with Professionals Group increased professional liability net loss reserves by approximately $498 million bringing consolidated professional liability net loss reserves to approximately $1.0 billion. Professionals Group’s reserves for losses and LAE and related reinsurance recoverables were included at their fair value based on the present value of the expected underlying cash flows of the loss reserves and reinsurance recoverables and a risk premium and a profit margin. The value of Professionals Group’s loss reserves included a $25 million increase made to ProNational’s loss reserves in the second quarter of 2001. This reserve increase is not reflected in our historical results of operations for 2001 because it occurred prior to the consolidation.

      We establish our reserves based on our estimates of the future amounts necessary to pay claims and expenses associated with the investigation and settlement of claims. These estimates consist of case reserves and bulk reserves. Case reserves are estimates of future losses and LAE for claims that have already been reported and are established by our claims department upon receiving a notice of claim. Bulk reserves (which include a provision for losses that have occurred but have not been reported to us as well as development on reported claims) are the difference between (i) the sum of case reserves and paid losses and (ii) an actuarially determined estimate of the total losses and LAE necessary for the ultimate settlement of all reported claims and incurred but not reported claims, including amounts already paid. Losses and LAE reserves are determined on the basis of individual claims and actuarially determined estimates of future losses based on our past loss experience, available industry data and projections as to future claims frequency, severity, inflationary trends, judicial trends, legislative changes and settlement patterns. Many of these items are not definitively quantifiable. Additionally, there may be significant reporting lags between the occurrence of an insurable event and the time it is reported to us. The assumptions used in establishing our reserves are regularly reviewed and updated by management as new data becomes available. The reserves for losses and LAE of each of our insurance subsidiaries are reviewed by its independent actuaries for each year. The independent actuaries prepare reports that include recommendations as to the level of reserves. We consider these recommendations as well as other factors, such as known, anticipated or estimated changes in frequency and severity of claims and loss retention levels and premium rates, in establishing the amount of our reserves for losses and loss adjustment expenses. The statutory filings of each insurance company with the insurance regulators must be accompanied by an actuary’s certification as to its reserves in accordance with the requirements of the NAIC.

      We believe the methods we use to establish our reserves for losses and LAE are reasonable and appropriate. Estimating reserves, especially professional liability reserves, is a complex process heavily dependent on judgment. We believe that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate, but not necessarily accurate, basis for evaluating the adequacy of our loss reserves. There is no precise method for evaluating the adequacy of reserves and changes are made to the amount of the reserves as estimates change based on current information. Changes in the amount of reserves for losses and LAE are reflected in current earnings. Because of the size of our reserves, a small percentage change in the amount of the reserves can have a material impact on our results of operations.

      The following table reconciles beginning and ending reserves for losses and LAE as shown in our consolidated financial statements for the years indicated. As of December 31, 2001, our insurance subsidiaries had consolidated reserves for losses and LAE on a GAAP basis that exceeded those on a statutory basis by approximately $24.8 million, which is principally due to the portion of GAAP reserves that are reflected for statutory accounting purposes as unearned premiums. These unearned premiums are applicable to extended reporting endorsements issued without a premium charge upon death, disability, or retirement of an insured.

	Years Ended December 31,

	2001	2000	1999

	($ in thousands)
Balance, beginning of year	$659,659	$665,792	$660,640
Less reinsurance balances recoverable	(166,202)	(179,508)	(179,890)

Net balance, beginning of year	493,457	486,284	480,750

Losses and LAE net reserves acquired from Professionals Group	557,284	—	—
Incurred related to:
Current year	303,387	178,210	158,303
Prior years	13,818	(12,500)	(53,646)
Change in death, disability and retirement reserve	(18,647)	(10,000)	—

Total incurred	298,558	155,710	104,657

Paid related to:
Current year	(137,121)	(14,909)	(10,297)
Prior years	(143,893)	(133,628)	(88,826)

Total paid	(281,014)	(148,537)	(99,123)

Net balance, end of year	1,068,285	493,457	486,284
Plus reinsurance balances recoverable	374,056	166,202	179,508

Balance, end of year	$1,442,341	$659,659	$665,792

      Loss Reserve Development Table. The following table includes information regarding the development of our liability for unpaid losses and LAE for the years ended December 31, 1991 through 2001. The table includes losses and LAE on both a direct and an assumed basis and is net of reinsurance recoverables in the table below:

•	the line entitled “Losses and LAE Reserves, undiscounted and net of reinsurance recoverables” reflects the amount recorded as the reserve for liability for unpaid losses and LAE in the consolidated balance sheet at the end of each year (the Balance Sheet Reserves);

•	the section entitled “Cumulative net paid, as of ” reflects the cumulative amounts paid as of the end of each succeeding year with respect to the previously recorded Balance Sheet Reserves;

•	the section entitled “Re-estimated net liability as of ” reflects the re-estimated amount of the liability previously recorded as Balance Sheet Reserves that includes the cumulative amounts paid and an estimate of additional liability based upon claims experience as of the end of each succeeding year (the Net Re-estimated Liability); and

•	the line entitled “Net cumulative redundancy, (deficiency)” reflects the difference between the previously recorded Balance Sheet Reserve for each applicable year and the Net Re-estimated Liability relating thereto as of the end of the most recent fiscal year.

      The gross liability for losses and LAE before reinsurance, as shown on the balance sheet, and the reconciliation of that gross liability to amounts net of reinsurance are reflected below the table. We do not discount our reserves.

      Information presented in the following table is cumulative and, accordingly, each amount includes the effects of all changes in amounts for prior years. The table presents the development of our balance sheet reserves; it does not present accident year or policy year development data. Conditions and trends that have affected the development of liabilities in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on this table.

      In each year reflected in the table, we have utilized actuarial methodologies, including incurred loss development, paid loss development and frequency-severity projections, to estimate reserves. These techniques are applied to the data and the resulting projections are evaluated by management to establish the estimate of reserves.

Analysis of Losses and Loss Adjustment Expense Reserve Development

	Years ended December 31,

	1991(1)	1992(1)	1993(1)	1994(1)	1995(1)	1996(1)	1997(1)	1998(1)	1999(1)	2000(1)	2001(2)

	($ in thousands)
Losses and LAE reserves, undiscounted and net of reinsurance recoverables	$228,119	$252,739	$272,392	$295,541	$352,521	$440,040	$464,122	$480,741	$486,279	$493,457	$1,068,285
Cumulative net paid as of:
One year later	19,560	19,752	21,296	24,102	27,532	48,390	67,383	89,864	133,832	143,892
Two years later	35,461	36,185	40,988	42,115	58,769	98,864	128,758	192,716	239,872
Three years later	46,417	52,550	53,186	58,793	80,061	136,992	194,139	257,913
Four years later	58,124	58,526	61,153	65,520	107,005	173,352	227,597
Five years later	62,573	63,325	66,419	76,291	120,592	191,974
Six years later	65,090	68,021	73,308	81,722	129,043
Seven years later	68,719	71,466	76,716	82,605
Eight years later	71,305	72,352	76,821
Nine years later	71,802	79,788
Ten years later	71,994
Re-estimated net liability as of:
End of Year	$228,119	$252,739	$272,392	$295,541	$352,521	$440,040	$464,122	$480,741	$486,279	$493,457	$1,068,285
One year later	217,558	241,655	251,445	268,154	325,212	393,363	416,814	427,095	463,779	507,275
Two years later	205,277	221,236	220,385	239,243	280,518	347,258	364,196	398,308	469,934
Three years later	185,349	190,744	194,213	200,311	237,280	294,675	333,530	400,333
Four years later	159,301	167,062	159,096	157,836	190,110	264,714	323,202
Five years later	139,570	136,996	126,379	122,570	173,148	259,195
Six years later	114,407	108,862	106,403	105,779	168,828
Seven years later	97,177	94,908	92,954	99,787
Eight years later	89,271	84,719	88,828
Nine years later	79,734	79,788
Ten years later	76,042
Net cumulative redundancy (deficiency)	$152,077	$172,951	$183,564	$195,754	$183,693	$180,845	$140,920	$80,408	$16,345	$(13,818)

Original gross liability —end of year			$311,394	$355,735	$432,937	$548,732	$614,720	$660,631	$665,786	$659,659	$1,442,341
Less: reinsurance recoverables			(39,002)	(60,194)	(80,416)	(108,692)	(150,598)	(179,890)	(179,507)	(166,202)	(374,056)

Original net liability —end of year			$272,392	$295,541	$352,521	$440,040	$464,122	$480,741	$486,279	$493,457	$1,068,285 (2)

Gross re-estimated liability —latest			$98,152	$130,718	$197,555	$310,012	$424,519	$542,396	$617,689	$651,359
Re-estimated reinsurance recoverables			(9,324)	(30,931)	(28,727)	(50,817)	(101,317)	(142,063)	(147,755)	(144,084)

Net re-estimated liability —latest			$88,828	$99,787	$168,828	$259,195	$323,202	$400,333	$469,934	$507,275

Gross cumulative redundancy			$213,242	$225,017	$235,382	$238,720	$190,201	$118,235	$48,097	$8,300

(1)	Reflects reserves of Medical Assurance excluding Professionals Group reserves, which were acquired on June 27, 2001. Accordingly, the gross and net reserve development (reserves recorded at the end of the year, as originally estimated, less reserves re-estimated as of subsequent years) relates only to the operations of Medical Assurance and does not include Professionals Group.

(2)	Reflects combined reserves of Medical Assurance and Professionals Group, including $63.8 million of net personal lines reserves.

     Losses and LAE reserves associated with medical professional liability coverage tend to be higher than those associated with most other types of property and casualty insurance for two primary reasons. First, the annual increases in the overall costs of providing professional liability insurance coverage historically have been among the highest of the property and casualty insurance lines. These increased costs can be attributed principally to increases in both the frequency and severity of professional liability claims. Second, the complexity of professional liability claims increases LAE. In addition, delays between the collection of premiums and the payment of losses are generally longer for professional liability insurance than other property and casualty lines. This delay, which is commonly referred to as the “long tail,” is the result of the length of time that elapses between the incident giving rise to an insured claim and its reporting to the insurer, and the length of time that elapses between the reporting of the claim to the insurer and the ultimate resolution of the claim. Frequently, injuries are not discovered until years after an incident, or the claimant may delay pursuing the recovery of damages. As a result of the delay, a major component of the loss reserves includes an estimate of the claims that have been incurred but not yet reported.

      Medical professional liability loss experience is volatile and cyclical. Over the past twenty-five years, the industry has experienced several periods of increasing claim frequency and severity, followed by periods of relative stability. At other times, due to tort reform, favorable judicial decisions, favorable economic conditions or other unknown factors, claim frequency or severity have decreased. Malpractice claims generally require an extended period of time to resolve, and in many jurisdictions, the average life of a claim is five years or longer. The combination of changing conditions and the extended time required for claim resolution result in a loss cost estimation process that requires actuarial skill and good judgment, and such estimates require periodic revision. We believe it is prudent to establish initial losses and LAE reserves that are reasonable and are based on historical experience as well as on facts and circumstances known at the balance sheet date. To the extent that actual results deviate from expectations, reserve estimates are subsequently adjusted and ultimate paid losses and LAE are more or less than the original estimates.

      Our losses and LAE reserves developed favorably in many prior years for several reasons.

•	we utilize a rigorous and disciplined approach to investigating, managing and defending claims. This philosophy generally produced results that are better than industry averages in Alabama in terms of loss payments and the proportion of claims closed without indemnity payment. Substantially all of our business was derived from medical professional liability insurance written in Alabama until we began to geographically expand our business in the mid to late 1990s;

•	our volume of business, while substantial, is not of a sufficient size to fully support the actuarial projection process; thus, our data was supplemented with industry-based data. Ultimately, actual results proved better than the industry data, creating redundancies;

•	our reserves established in the late 1980’s and early 1990’s were strongly influenced by the dramatically increased frequency and severity that we, and the industry as a whole, experienced during the mid-1980s. Some of these trends moderated, and in some cases, reversed, by the late 1980s or early 1990s. However, the ability to recognize the improved environment was delayed due to the extended time required for claims resolution. When these negative trends moderated, the reserves we established during those periods proved to be redundant; and

•	we prudently established accident year reserves, resulting in initial accident year net loss and LAE ratios in excess of 100% of earned premium. In some instances, these net loss and LAE ratios proved to be accurate, while in other cases, experience has been better than we expected and redundancies developed.

      The professional liability legal environment has deteriorated once again during the past several years. Beginning in 2000, we recognized adverse trends in claim severity, causing increased estimates of certain loss liabilities. As a result, favorable development of prior year loss reserves slowed in 2000 and reversed in 2001. We have addressed these trends through increased rates, stricter underwriting and modifications to claims-handling procedures.

Reinsurance

      General. We use reinsurance to provide capacity to write large limits of liability to reduce losses of a catastrophic nature and to stabilize underwriting results in those years in which such losses occur. The purchase of reinsurance does not relieve us from the ultimate risk on our policies, but it does provide reimbursement from the reinsurer for certain losses paid by us. The effective transfer of risk is dependent on the creditworthiness of the reinsurer.

      We purchase reinsurance from a number of individual companies to avoid concentrations of credit risk. We rely on reinsurance brokers to assist in the analysis of the credit quality of our reinsurers.

      We have not experienced any difficulties in collecting amounts due from reinsurers. We do not believe our reinsurance recoverable at December 31, 2001 includes an amount due from any financially troubled reinsurer.

      The following table identifies our five largest reinsurers as of December 31, 2001:

	A. M. Best	Amounts Due from
Reinsurer	Rating(1)	Reinsurer

		($ in thousands)
General Reinsurance Group	A++	$61,165
Michigan Catastrophic Claims Association	Non-Rated	50,261
Hannover Ruckversicherungs AG	A+	33,667
PMA Capital	A	31,725
Continental Casualty Company	A	19,487
Other	NA	177,751

Total		$374,056

(1)	The A. M. Best rating system includes ratings of “A++” and “A+” (which are “Superior” ratings), “A” and “A-” (which are “Excellent” ratings), “B++” and “B+” (which are “Very Good” ratings) and nine lower rating categories.

      Professional Liability Segment. We reinsure risks under treaties pursuant to which the reinsurer agrees to assume all or a portion of all risks that we insure above our individual risk retention and up to the maximum individual limit offered (currently $16 million). Periodically, we provide insurance to a policyholder above the maximum limits of our reinsurance treaties. In those situations, we reinsure the excess risk above the limits of our reinsurance treaties on a facultative basis, whereby the reinsurer agrees to insure a particular risk up to a designated limit.

      Generally, our risk retention level is dependent upon numerous factors including the price and availability of reinsurance, volume of business, level of experience and our analysis of the potential underwriting results within each state. Medical Assurance Company’s retention has varied between the first $200,000 and the first $2 million since 1989, and ProNational’s retention has varied between the first $150,000 and the first $1 million. Currently, Medical Assurance retains $1 million in Alabama and $250,000 elsewhere and ProNational retains $500,000 in the states in which it writes business.

      Effective October 1, 2002, the professional liability segment will be reinsured under a common program with an expected retention of $1,000,000 at commercially reasonable rates.

      Personal Lines Segment. We currently reinsure our personal lines risks in excess of $200,000 per loss. Individual property risks in excess of $200,000 are covered on an excess of loss basis up to $1 million per risk. Casualty risks in excess of $200,000 are covered on an excess of loss basis up to $3 million per occurrence.

      The Michigan Catastrophic Claims Association (MCCA) covers all automobile related personal injury incurred losses in excess of $250,000. The MCCA is an unincorporated nonprofit association created by Michigan law, and every insurer engaged in writing personal protection insurance coverage in Michigan is required to be a member of the MCCA. The MCCA charges an annual assessment, based on the number of vehicles for which coverage is written, to cover the losses reported by all member companies. Michigan law provides that the MCCA assessments charged to member companies for this protection can be recognized in the rate-making process and passed on to policyholders. We treat any amounts due from the MCCA as reinsurance and the assessments due to MCCA as ceded premiums.

      Catastrophic reinsurance provides additional protection from significant aggregate loss exposure arising from a single event such as windstorm, hail, tornado, hurricane, earthquake, riot, blizzard, freezing temperatures or other extraordinary events. We have purchased catastrophe reinsurance for automobile physical damage, homeowners and boat property damage in four layers up to $15,000,000 in excess of $1,000,000 with each layer subject to a retention of 5%. Since we began offering umbrella policies in 2000, we have a quota share reinsurance arrangement under which we retain 5% and cede 95% of our liability on these policies. We also had a quota share reinsurance arrangement in 2000 whereby we ceded 40% of our homeowners liability before the effects of other reinsurance contracts.

Investments

      Our overall investment strategy is to focus on maximizing current income from our investment portfolio while maintaining safety, liquidity and portfolio diversification. Although fixed maturity securities are purchased with the initial intent to hold such securities until their maturity, disposals of securities prior to their respective maturities may occur if management believes such disposals are consistent with our overall investment strategy, including maximizing after-tax yields. This investment strategy is implemented through investment guidelines which are established from time to time by our board of directors with the assistance of outside consultants.

      Because of the significant differences in the claims payment patterns for our professional liability and personal lines segments, we manage our investment portfolios for our two lines of business separately. This allows us to more easily match the duration of our investments with the estimated duration of our liabilities. Settlement of claims typically takes much longer for professional liability policies than personal lines. The average time until settlement of professional liabilities claims is greater than five years. Consequently, our investment returns are more significant for this segment.

      Our investment portfolio generally is managed by professional third party asset managers. The managers’ results are evaluated periodically by our board of directors and its consultants. Managers typically have the authority to make investment decisions within the asset class they are responsible for managing. We currently use eight managers that manage investments having an estimated fair value of $1,430 million.

      We categorize our marketable securities as debt securities (cash equivalents, debt instruments, convertible debentures and preferred stocks having scheduled redemption provisions) and equity securities (common stocks, convertible preferred stocks and preferred stocks that do not have mandatory redemption provisions). We classify all debt and equity securities as available for sale and report such investments at market value.

      At June 30, 2002 we held investments, excluding real estate, with a market value of $1,665 million and a net unrealized gain of $18.6 million. The fixed income securities in our investment portfolio had a dollar weighted average rating of AA-, a weighted average modified duration of 4.1 years and an average yield of 6.0% before investment expenses at June 30, 2002. Because most of our investment portfolio is comprised of fixed-income securities that are usually held to maturity, periodic changes in interest rate levels generally impact our financial results only to the extent that reinvestment yields are different than the original yields on maturing securities. For a more detailed discussion of the impact of changes in interest rates on our investment portfolio see “Management’s Discussion and Analysis — Market Sensitive Instruments — Interest Rate Risk.”

      The following table reflects the cost and fair market value of the investment portfolio for both of our segments at June 30, 2002:

		Estimated	Percentage of
	Cost	Fair Value	Fair Value

	($ in thousands)
Fixed maturities
U.S. Treasury Securities	$54,394	$55,791	3.8%
State and Municipal Bonds	379,476	391,412	26.9
Corporate Bonds	463,487	470,106	32.3
Asset Backed Securities	430,681	438,294	30.1
Certificates of Deposit	570	570	*

Total Fixed Maturities	1,328,608	1,356,173	93.2
Equity Securities	108,781	99,796	6.9

Total Investments	$1,437,389	$1,455,969	100.0%

* Less than 0.1 per cent.

      Substantially all of the fixed maturities are either United States government or agency obligations or investment grade securities as determined by national rating agencies. Although accounted for as available for sale, our fixed maturities are purchased with the intent to hold such investment to maturity. Our investment policies implement an asset allocation that uses length to maturity as a means to maximize the long term rate of return. The following table reflects the estimated fair value of our fixed maturities by contractual maturity at June 30, 2002.

	Estimated	Percent
	Fair Value	of Total

	($ in thousands)
Due in one year or less	$76,807	5.7%
Due after one year through five years	286,520	21.1
Due after five years through ten years	374,241	27.6
Due after ten years	180,311	13.3
Asset-backed securities	438,294	32.3

Total	$1,356,173	100.0%

      The table below shows investment income information for the six months ended June 30, 2002 and the year ended December 31, 2001. The yield on fixed maturity securities is calculated by dividing gross earnings on fixed maturity securities by the average of the quarterly ending fair value balances of such securities.

      We have significant amounts invested in state and municipal bonds which are generally exempt from federal income taxes. Since our state and municipal bonds are exempt from federal income taxes, these bonds pay lower interest rates than securities that are subject to federal income taxes. We have, therefore, calculated a tax equivalent yield. The gross earnings on fixed maturity securities is increased to calculate gross earnings as though all of our fixed maturity securities are taxable. The tax adjusted gross earnings are divided by the average of the quarterly ending fair value balances of fixed maturity securities to determine the tax equivalent yield on fixed maturity securities.

	Six Months Ended	Year Ended
	June 30,	December 31,

	2002	2001

	($ in thousands)
Net Investment Income	$38,954	$59,782
Net Realized Investment Gains (Losses)	(3,778)	5,441
Yield on Fixed Maturity Securities	5.6%	5.2%
Tax Equivalent Yield on Fixed Maturity Securities	6.6%	6.9%

      Our current investment policy requires the market value of our equity investment portfolio not exceed 50% of our capital at the end of the prior year. At June 30, 2002, equity investments represented 6.9% of the total market value of our portfolio. Our equity investments are diversified primarily among domestic growth and value holdings through common and convertible preferred stock.

Rating Agencies

      Our insurance subsidiaries are all rated “A-” (Excellent) by A.M. Best, its fourth highest category out of 15 categories. They are rated “A-” (Strong) with a negative outlook by Standard & Poor’s, its seventh highest category out of 21 categories. In developing these ratings, A.M. Best and Standard & Poor’s evaluate an insurer’s ability to meet its obligations to policyholders, and are not directed toward the protection of shareholders. These ratings are neither ratings of securities nor a recommendation to buy, hold or sell any security.

Competition

      Professional Liability Segment. We compete with various regional insurance companies and self-insuring entities in the medical professional liability market with extensive knowledge of the local markets. We also compete with large national insurers who may have greater financial strength and other resources than we do. Competition depends on several factors including pricing, size, name recognition, service quality, breadth and flexibility of coverage, method of sale, financial stability and ratings assigned by A.M. Best and Standard & Poor’s.

      We believe that we have a competitive advantage in the current market due to our size, geographic scope and name recognition, as well as our heritage as a policyholder-founded company with a long-term commitment to the professional liability insurance industry. These advantages have been achieved through our balance sheet strength, claims defense expertise, strong ratings and ability to deliver a high level of service to our insureds and agents. We believe that these competitive strengths make us a viable competitor in those states where we are currently writing insurance.

      Personal Lines Segment. Personal lines insurance is highly competitive and some of these competitors are larger than we are and have much greater financial, technical and operating resources. Competition depends on several factors including the price and quality of insurance products, the quality and speed of service and claims response, financial strength, sales and marketing capability, technical expertise and ratings assigned by A.M. Best and Standard & Poor’s.

      A number of factors are under our control, but many, such as market conditions, the ratings assigned by rating agencies, and regulatory conditions are out of our control. Our strong capitalization provides operational flexibility allowing growth and expansion capabilities for current and new product lines. Offsetting these strengths is our geographic concentration in a single state (Michigan) and our increasing exposure to large weather-related losses due to our growing homeowners book of business.

Employees

      At December 31, 2001, we employed 582 persons, including 198 employees at MEEMIC. None of our employees is represented by a labor union. We consider our employee relations to be very good.

Facilities

      We own a 156,000 square foot office building located in Birmingham, Alabama where we currently occupy approximately 55,000 square feet and plan to occupy approximately 10,000 square feet of additional office space. The remaining office space is leased to unaffiliated persons or is available to be leased. We also own a 53,000 square foot office building in Okemos, Michigan that we fully occupy. Both buildings are currently unencumbered. MEEMIC leases its principal executive offices in Auburn Hills, Michigan. MEEMIC owns, primarily for investment purposes, an 11.5-acre vacant parcel of land in Auburn Hills, Michigan. We lease office facilities in various locations and lease computer and operating equipment under cancelable and non-cancelable agreements.

Legal

      Our insurance subsidiaries are involved in various other legal actions, a substantial number of which arise from claims made under insurance policies. While the outcome of all legal actions is not presently determinable, management and its legal counsel are of the opinion that these actions will not have a material adverse effect on our financial position or results of operations.

INSURANCE REGULATORY MATTERS

      We are subject to regulation under the insurance statutes and insurance holding company statutes, of various jurisdictions, including the domiciliary states of our insurance subsidiaries and other states and foreign jurisdictions in which our insurance subsidiaries do business.

General

      Our operating subsidiaries are subject to detailed regulation throughout the United States. Although there is limited federal regulation of the insurance business, each state has a comprehensive system for regulating insurers operating in that state. The laws of the various states establish supervisory agencies with broad authority to regulate, among other things, licenses to transact business, premium rates for certain types of coverage, trade practices, agent licensing, policy forms, underwriting and claims practices, reserve adequacy, transactions with affiliates, and insurer solvency. Many states also regulate investment activities on the basis of quality, distribution and other quantitative criteria. States have also enacted legislation regulating insurance holding company systems, including acquisitions, the payment of dividends, the terms of affiliate transactions, and other related matters. Our insurance subsidiaries are domiciled in Michigan, Alabama, Indiana and West Virginia.

      Insurance companies are also affected by a variety of state and federal legislative and regulatory measures and judicial decisions that define and qualify the risks and benefits for which insurance is sought and provided. These include redefinitions of risk exposure in such areas as product liability, environmental damage and workers compensation. In addition, individual state insurance departments may prevent premium rates for some classes of insureds from reflecting the level of risk assumed by the insurer for those classes.

      Most states have insurance laws requiring that property and casualty rate schedules, policy or coverage forms, and other information be filed with the state’s regulatory authority. In many cases, such rates and/or policy forms must be approved prior to use. Such restrictions have had, and are expected to have, no significant impact on us.

      Insurance companies are required to file detailed annual reports with the state insurance regulators in each of the states in which they do business, and their business and accounts are subject to examination by such regulators at any time. In addition, these insurance regulators periodically examine each insurer’s financial condition, adherence to statutory accounting practices, and compliance with insurance department rules and regulations.

      Applicable state insurance laws, rather than federal bankruptcy laws, apply to the liquidation or reorganization of insurance companies.

Insurance Regulation Concerning Change or Acquisition of Control

      The insurance regulatory codes in our operating subsidiaries’ respective domiciliary states each contain similar provisions (subject to certain variations) to the effect that the acquisition of “control” of a domestic insurer or of any person that directly or indirectly controls a domestic insurer cannot be consummated without the prior approval of the domiciliary insurance regulator. In general, a presumption of “control” arises from the direct or indirect ownership, control, possession with the power to vote or possession of proxies with respect to 10% (5% in Alabama) or more of the voting securities of a domestic insurer or of a person that controls a domestic insurer. A person seeking to acquire control, directly or indirectly, of a domestic insurance company or of any person controlling a domestic insurance company must generally file an application for approval of the proposed change of control with the relevant insurance regulatory authority. The applications relating to the acquisition of control must contain certain information required by statute and published regulations and a copy must be provided to the domestic insurer. In addition, certain state insurance laws contain provisions that require pre-acquisition notification to state agencies of a change in control of a non-domestic insurance company admitted in that state. While such pre-acquisition notification statutes do not authorize the state agency to disapprove the change of control, such statutes do authorize certain remedies, including the issuance of a cease and desist order with respect to the non-domestic admitted insurer’s doing business in the state if certain conditions exist, such as undue market concentration.

Regulation of Dividends and Other Payments from Our Operating Subsidiaries

      We are a legal entity separate and distinct from our subsidiaries. As a holding company with no other business operations, our primary sources of cash to meet our obligations, including principal and interest payments with respect to indebtedness, are available dividends and other statutorily permitted payments, such as tax allocation payments and management and other fees, from our operating subsidiaries. Our operating subsidiaries are subject to various state statutory and regulatory restrictions, including regulatory restrictions that are imposed as a matter of administrative policy, applicable generally to any insurance company in its state of domicile, which limit the amount of dividends or distributions an insurance company may pay to its shareholders without prior regulatory approval. The restrictions are generally based on certain levels or percentages of surplus, investment income and operating income, as determined in accordance with SAP, which differ from GAAP. Generally, dividends may be paid only out of earned surplus. In every case, surplus subsequent to the payment of any dividends must be reasonable in relation to an insurance company’s outstanding liabilities and must be adequate to meet its financial needs.

      States insurance holding company acts generally require domestic insurers to obtain prior approval of extraordinary dividends. Under the Alabama and Michigan insurance holding company acts, a dividend is extraordinary if the combined dividends and distributions to the parent holding company in any 12 month period is more than the greater of either the insurer’s net income for the prior fiscal year or 10% of its surplus at the end of the prior fiscal year. ProAssurance’s subsidiaries may pay dividends of approximately $35.9 million prior to December 31, 2002 without prior regulatory approval.

      If insurance regulators determine that payment of a dividend or any other payments to an affiliate (such as payments under a tax-sharing agreement or payments for employee or other services) would, because of the financial condition of the paying insurance company or otherwise, be hazardous to such insurance company’s policyholders, the regulators may prohibit such payments that would otherwise be permitted without prior approval.

Statutory Surplus and Capital

      In connection with the licensing of insurance companies, an insurance regulator may limit or prohibit the writing of new business by an insurance company within its jurisdiction when, in the regulator’s judgment, the insurance company is not maintaining adequate statutory surplus or capital. We do not currently anticipate that any regulator would limit the amount of new business that our operating subsidiaries may write given their current levels of statutory surplus and capital.

Risk-Based Capital

      In order to enhance the regulation of insurer solvency, the NAIC adopted risk-based capital (RBC) requirements for property and casualty insurance companies commencing with filings made in 1995 covering the 1994 calendar year. These RBC requirements are designed to monitor capital adequacy and to raise the level of protection that statutory surplus provides for policyholders. The RBC formula measures four major areas of risk facing property and casualty insurers: (i) underwriting risk, which is the risk of errors in pricing and reserve setting; (ii) asset risk, which is the risk of asset default for fixed-income assets and loss in market value for equity assets; (iii) credit risk, which is the risk of losses from unrecoverable reinsurance and the inability of insurers to collect agents’ balances; and (iv) off-balance sheet risk, which is primarily the risk created by excessive growth. The RBC formula provides a mechanism for the calculation of an insurance company’s Authorized Control Level (the “ACL”) RBC amount.

      The NAIC RBC model law stipulates four levels of regulatory action with the degree of regulatory intervention increasing as the ratio of surplus to RBC decreases. The initial level, the “Company Action Level,” requires the insurance company to submit a plan of corrective action to the relevant insurance commissioner if surplus falls below 200% of the ACL amount. The next level, the “Regulatory Action

Level,” requires the company to submit a plan of corrective action and also allows the regulator to perform an examination of the company’s business and operations and issue a corrective order if surplus falls below 150% of the ACL amount. The third level, the ACL, permits the regulator to place the company under regulatory control, including rehabilitation or liquidation, if surplus falls below 100% of that amount. The final action level, the “Mandatory Control Level,” requires the insurance commissioner to place the company under regulatory control if surplus falls below 70% of the ACL amount.

      Based on the foregoing formula, at December 31, 2001, the capital of each of our operating subsidiaries exceeded the Company Action Level, and, as a result, no regulatory response or action was required.

Investment Regulation

      Our operating subsidiaries are subject to state laws and regulations that require diversification of investment portfolios and that limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations may cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Guaranty Funds

      All fifty states have separate insurance guaranty fund laws requiring property and casualty insurance companies doing business within their respective jurisdictions to be members of their guaranty associations. These associations are organized to pay covered claims (as defined and limited by the various guaranty association statutes) under insurance policies issued by insolvent insurance companies. Such guaranty association laws, except the one applicable in New York, create post-assessment associations, which make assessments against member insurers to obtain funds to pay association covered claims after the insolvency of an insurer occurs. These associations levy assessments (up to prescribed limits) on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the covered lines of business in that state. Maximum assessments permitted by law in any one year generally vary between 1% and 2% of annual premiums written by a member in that state. New York has a pre-assessment guaranty fund that makes assessments prior to the occurrence of the insolvency of an insurer. Florida, New Jersey, New York and Pennsylvania have created, by statute, a separate guaranty association for workers compensation business. Some states permit member insurers to recover assessments paid through surcharges on policyholders or through full or partial premium tax offsets, while other states permit recovery of assessments through the rate filing process.

      Property and casualty guaranty fund assessments incurred by us totaled $1.3 million and $2.0 million for 2001 and 1999, respectively. There were no significant guaranty fund charges in 2000. Our policy is to accrue for insolvencies when notified of the assessment.

Shared Markets

      Our operating subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements that provide certain insurance coverage to individuals or other entities that are otherwise unable to purchase such coverage in the commercial insurance marketplace. Our operating subsidiaries’ participation in such shared markets or pooling mechanisms is generally proportionate to the amount of each of our operating subsidiaries’ direct writings for the type of coverage written by the specific pooling mechanism in the applicable state.

      Many states have laws that established second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury. Insurers writing workers compensation in those states having second-injury funds are subject to the laws creating the funds, including the various funding mechanisms that those states have adopted to fund the second-injury funds. Several of the states having larger second-injury funds utilize a premium surcharge that effectively passes the cost of the fund to policyholders. Other states assess the insurer based on paid losses and allow the insurer to recoup the assessment through future premium rates.

      The amount of future losses or assessments from the shared market mechanisms and pooling arrangements described above cannot be predicted with certainty. The underwriting results of these pools traditionally have been unprofitable. Although it is possible that future losses or assessments from such mechanisms and pooling arrangements could have a material adverse effect on results of operations, we do not expect future losses or assessments to have a material adverse effect on our liquidity or capital resources.

Possible Legislative and Regulatory Changes

      In recent years, the insurance industry has been subject to increased scrutiny by regulators and legislators. The NAIC and a number of state legislatures have considered or adopted legislative proposals that alter and, in many cases, increase the authority of state agencies to regulate insurance companies and holding company systems. In addition, several committees of Congress have made inquiries and conducted hearings as part of a broad study of the regulation of insurance companies, and legislation has been introduced in several of the past sessions of Congress which, if enacted, could result in the federal government assuming some role in the regulation of the insurance industry. Although the federal government does not regulate the business of insurance directly, federal initiatives often affect the insurance business in a variety of ways. Current and proposed federal measures that may significantly affect the insurance business include changes in environmental laws and tort reform.

      It is not possible to predict the outcome of any of the foregoing legislative, administrative or congressional activities or the potential effects thereof on us.

MANAGEMENT

Directors and Executive Officers

      Our directors and executive officers as of the date of this prospectus are as follows:

Name	Age	Position

A. Derrill Crowe, M.D.	65	Chairman and Chief Executive Officer; Director
Victor T. Adamo, Esq.	54	Vice Chairman, President, Chief Operating Officer; Director
Paul R. Butrus	61	Vice Chairman; Director
Howard H. Friedman	43	Senior Vice President, Chief Financial Officer and Secretary
James J. Morello	54	Senior Vice President, Chief Accounting Officer and Treasurer
Frank B. O’Neil	48	Senior Vice President
William P. Sabados	52	Senior Vice President and Chief Information Officer
Lucian F. Bloodworth(1)	61	Director
Robert E. Flowers, M.D.(2)	52	Director
Leon C. Hamrick, M.D.(1)(2)(3)	76	Director
John J. McMahon, Jr.(2)	59	Director
Drayton Nabers, Jr.	61	Director
John P. North, Jr.(1)(3)	66	Director
Ann F. Putallaz(1)	57	Director
William H. Woodhams, M.D.(3)	64	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of Nominating Committee

     A. Derrill Crowe, M.D. Dr. Crowe has served as Chairman of our Board and our Chief Executive Officer since we began operations in June 2001. Dr. Crowe has also served as President, Chairman of the Board and Chief Executive Officer of Medical Assurance since its formation in 1995, and as President, Chief Executive Officer, and a director of Medical Assurance Company since its organization in 1976. Dr. Crowe also serves as chairman of the board of MEEMIC.

      Victor T. Adamo, Esq. Mr. Adamo has served as our Vice-Chairman, President, and Chief Operating Officer since we began operations in June 2001. Mr. Adamo also serves as President, Chief Executive Officer and a director of Professionals Group. Mr. Adamo has served as a director of ProNational since 1990, and was its Chief Executive Officer since 1987. Mr. Adamo has been the Chairman and a director of MEEMIC since 1997, and a director of MEEMIC since its formation in October 1998 and the Chief Executive Officer since 2001.

      Paul R. Butrus Mr. Butrus has served as our Vice-Chairman and a director of ProAssurance since we began operations in June 2001. Mr. Butrus has been Executive Vice President and a director of Medical Assurance since its incorporation in 1995. Mr. Butrus has been employed by Medical Assurance Company and its subsidiaries since 1977, most recently as Executive Vice President and Chief Operating Officer since 1993.

      Howard H. Friedman Mr. Friedman was appointed as our Senior Vice-President, Chief Financial Officer, and Secretary in June 2001. Mr. Friedman has served in a number of positions for Medical Assurance since 1996, most recently as Senior Vice President-Corporate Development of Medical Assurance. Mr. Friedman is an Associate of the Casualty Actuarial Society. He also serves as a director of MEEMIC.

      James J. Morello Mr. Morello was appointed as our Senior Vice President, Chief Accounting Officer and Treasurer in June 2001. Mr. Morello has been Senior Vice President and Treasurer for Medical Assurance since its formation in 1995. Mr. Morello has been employed as Treasurer and Chief Financial Officer of Medical Assurance Company since 1984. He also serves as a director of Medical Assurance’s insurance subsidiaries and as treasurer for ProNational. Mr. Morello is a certified public accountant.

      Frank B. O’Neil Mr. O’Neil was appointed as our Senior Vice-President of Corporate Communications and Investor Relations in September 2001. Mr. O’Neil has been Senior Vice-President of Corporate Communications for Medical Assurance since 1997 and employed by Medical Assurance Company and its subsidiaries since 1987.

      William P. Sabados Mr. Sabados has served as our Chief Information Officer since we began operations in June 2001 and for Professionals Group since July 1998. Mr. Sabados has been Senior Vice President and Chief Information Officer of MEEMIC since 1997. In addition, he currently serves as director and Chief Information Officer for ProNational.

      Lucian F. Bloodworth Mr. Bloodworth was elected as our director on August 22, 2002. Mr. Bloodworth is the President of Cain Manufacturing Co., Inc. and the Chairman of Jay Electric Co., Inc., two Birmingham based firms. Mr. Bloodworth is a director of The National Bank of Commerce of Birmingham, Alabama, and served as its Executive Vice President from 1983 to 1987. Mr. Bloodworth has been a fellow of the Society of Actuaries and a member of the American Academy of Actuaries.

      Robert E. Flowers, M.D. Dr. Flowers has served as our director since we began operations in June 2001. Prior to that date, Dr. Flowers served as a director of Medical Assurance and as a director of Medical Assurance Company. Dr. Flowers practiced as a physician with Gynecology Associates of Dothan P.C., Dothan, Alabama, prior to his retirement in 2001.

      Leon C. Hamrick, M.D. Dr. Hamrick has served as our director since we began operations in June 2001. Prior to that time, Dr. Hamrick served as a director of Medical Assurance and a director of Medical Assurance Company. Dr. Hamrick is a general surgeon with HealthSouth Metro West Hospital in Fairfield, Alabama (formerly known as Tenet Lloyd Noland Hospital).

      John J. McMahon, Jr. Mr. McMahon has served as our director since February 22, 2002. Since 1999, Mr. McMahon has served as Chairman of Ligon Industries and as Chairman of the Executive Committee of McWane, Inc. in Birmingham, Alabama. Prior to that time, Mr. McMahon served as Chairman of the Board of McWane, Inc. Mr. McMahon also serves as a director of John H. Harland Co., Protective Life Corporation, and Alabama National Bancorporation.

      Drayton Nabers, Jr. Mr. Nabers has served as our director since February 22, 2002. Mr. Nabers served as Chairman and Chief Executive Officer of Protective Life Corporation from 1979 to 2001 when he relinquished his position as the chief executive officer. Mr. Nabers is also a director of Alabama National Bancorporation, National Bank of Commerce of Birmingham, and Energen Corporation.

      John P. North, Jr. Mr. North has served as our director since we began operations in June 2001, and as a director of Medical Assurance since 1996. Mr. North is a certified public accountant who was a partner of the accounting firm of Coopers & Lybrand LLP until his retirement in September 1995.

      Ann F. Putallaz Ms. Putallaz has served as our director since we began operations in June 2001. Prior to that time, Ms. Putallaz served as a director of Professionals Group and its Vice Chairman. For the past five years, Ms. Putallaz has been the Vice President and director of marketing information services of Munder Capital Management, an investment advisor to The Munder Funds, an open end investment company registered under the Investment Company Act of 1940. Ms. Putallaz is a director of MEEMIC.

      William H. Woodhams, M.D. Dr. Woodhams has served as our director since we began operations in June 2001. Prior to that time, Dr. Woodhams served as a director of Professionals Group and its Chairman and director of ProNational since 1980. Dr. Woodhams is a board certified family practice physician and has been in private practice in Kalamazoo, Michigan since 1964.

      Our board of directors is in the process of considering succession planning relating to our Chief Executive Officer and is consulting with outside professional advisors in its planning. Dr. Crowe, our Chairman and Chief Executive Officer has indicated to us that he is committed to remaining with ProAssurance for three to five years.

Board of Directors

      Pursuant to our Certificate of Incorporation, our Board of Directors may be composed of between three and twenty-four directors, as determined by resolution of our Board of Directors. The number of directors on our Board of Directors is currently set at eleven. Our Certificate of Incorporation requires that the directors be divided into three classes as nearly equal as possible and that the directors serve staggered terms of three years. Any vacancies on the Board of Directors resulting from the death, resignation or removal of a director or from any increase in the number of directors may be filled by action of the remaining directors. A Director elected by the directors to fill a vacancy on the Board of Directors holds office until the next election of the class of directors for which such director has been chosen.

      Our initial Board of Directors was appointed on June 26, 2001, in accordance with the provisions of the Agreement to Consolidate between Medical Assurance and Professionals Group dated June 22, 2000, and amended November 1, 2000 (the “Consolidation Agreement”). The Consolidation Agreement provided that our initial Board of Directors would be comprised of eleven directors divided into three classes and that Professionals Group would have the right to appoint one director to serve in each class for a total of three directors and that Medical Assurance would have the right to appoint a total of eight directors to be divided among the three classes of directors. Professionals Group appointed Ann F. Putallaz, William H. Woodhams and Victor T. Adamo. Medical Assurance appointed A. Derrill Crowe, Norton E. Cowart, Robert E. Flowers, Richard V. Bradley, Leon C. Hamrick, John P. North, Paul R. Butrus, and Paul D. Everest. At the February meeting of our Board of Directors, John J. McMahon, Jr. was elected to fill a vacancy created upon the resignation of Richard V. Bradley effective December 31, 2001, and Drayton Nabers, Jr. was elected to fill the vacancy created upon the death of Paul D. Everest in December 2001. At the August meeting of our Board of Directors, Lucian F. Bloodworth was elected to fill the vacancy created on the retirement of Norton E. Cowart as a result of his reaching the age for mandatory retirement in 2002.

      The Consolidation Agreement requires our Board of Directors to nominate a person selected by the directors nominated by Professionals Group to fill the vacancy created upon the expiration of the first term of each director nominated by Professionals Group. The Board of Directors is required to recommend to our shareholders that the nominee so nominated be elected to the Board of Directors and is further required to solicit proxies in favor of the election of such nominee to the Board of Directors. Ann F. Putallaz was nominated by the directors nominated by Professionals Group to fill the vacancy on the expiration of her term as a Class I Director at the 2002 shareholders meeting.

Committees of the Board of Directors

      Our By-Laws establish four standing committees of the Board of Directors: the Executive Committee, the Nominating Committee, the Compensation Committee and the Audit Committee.

      Executive Committee. The Executive Committee has the authority during intervals between the meetings of the Board of Directors to exercise all powers and authority of the Board of Directors in the management of our business and affairs, except that the Executive Committee has no power or authority to alter or repeal any Board resolution that by its terms is not subject to amendment or repeal by the Executive Committee or any Board resolution relating to the establishment or membership of the Executive Committee and the Executive Committee may not authorize matters required by law to be passed upon by the full Board. Our By-Laws provide that the Executive Committee have at least three members including the Chairman and

Chief Executive Officer and the Vice Chairman of the Board. The members of the Executive Committee are: A. Derrill Crowe, Chairman, Victor T. Adamo, Paul R. Butrus, Robert E. Flowers and William H. Woodhams.

      Nominating Committee. The Nominating Committee is responsible for fielding a slate of candidates for election as directors at each annual meeting and to fill vacancies otherwise created on the Board of Directors. The members of the Nominating Committee are: Leon C. Hamrick, Chairman; John P. North, Jr.; and William H. Woodhams.

      Compensation Committee. The Compensation Committee recommends to the Board of Directors the compensation arrangements for the Chief Executive Officer as well as other senior management personnel. The Compensation Committee is the administrator of the ProAssurance Corporation Incentive Compensation Stock Plan. The members of the Compensation Committee are: Robert E. Flowers, Chairman, Leon C. Hamrick and John McMahon, Jr.

      Compensation Committee Interlocks and Insider Participation. None of our executive officers served as a member of the Compensation Committee (or other board committee performing equivalent functions or, in the absence of such committee, the entire board) of another entity, one of whose executive officers served on our compensation committee. None of our executive officers served as a director of another entity, one of whose executive officers served on our compensation committee.

      Victor T. Adamo, a director, Vice Chairman and President of ProAssurance, also serves as a director of MEEMIC, and sits on the compensation committee of its board of directors. A. Derrill Crowe, our director, Chairman and Chief Executive Officer, and Ann F. Putallaz, one of our directors, also serve as directors of MEEMIC.

      Audit Committee. In accordance with new federal legislation, the Audit Committee is responsible for the appointment, compensation and oversight of the independent accountant engaged to audit our consolidated financial statements. The Audit Committee also meets with the auditor to evaluate our reporting principles and policies and internal controls and procedures; provides an evaluation of the independence of the auditors; reviews reports and other communications between management and the independent auditors with respect to accounting methods and systems of internal control; and receives and responds on a confidential basis to complaints from employees and others regarding our accounting or auditing matters. The duties and responsibilities of our Audit Committee are set forth in a written charter that has been adopted by our Board. The members of the Audit Committee, each of whom is an independent director as defined by the New York Stock Exchange, are: John P. North, Jr., Chairman, Lucian Bloodworth, Leon C. Hamrick and Ann F. Putallaz. We believe that Mr. North, who is a certified public accountant and practiced public accounting as a partner of Coopers & Lybrand prior to his retirement, satisfies the financial expertise requirements of the Sarbanes-Oxley Act of 2002.

Compensation of Directors

      Since July 2001, each non-employee director has earned $1,000 per month and $500 for each day that the director attended a Board Meeting. At the February 2002 meeting, the Board of Directors approved an increase in the compensation of non-employee directors to $2,000 per month and $1,000 for each meeting.

Executive Compensation

      The following table sets forth compensation information for our Chief Executive Officer and the four other most highly compensated executive officers, which we will refer to as the named executive officers. Because we did not begin our business as a holding company for Medical Assurance and Professionals Group until June 27, 2001, the summary treats Medical Assurance and Professionals Group as our subsidiaries as if the consolidation occurred on January 1, 1999.

Summary Compensation Table

					Long Term
					Compensation

					Awards
		Annual Compensation					Payout
					Restricted
				Other Annual	Stock		LTIP	All Other
Name and Principal Position	Year	Salary	Bonus(1)	Compensation(2)	Awards(3)	Options/SARS(4)	Payout	Compensation(5)

		($)	($)	($)	($)	(#)	($)	($)
A. Derrill Crowe,	2001	463,375	161,245	—	—	—	—	20,890
Chairman and CEO	2000	463,375	—	—	—	—	—	21,048
	1999	403,000	—	—	—	26,250	—	19,706
Victor T. Adamo,	2001	418,000	169,844	—	—	—	—	29,038
Vice Chairman, President and	2000	376,589	150,000	—	—	—	—	27,100
Chief Operating Officer	1999	300,000	125,000	—	—	25,000	—	32,802
Paul R. Butrus,	2001	436,425	26,874	—	—	—	—	122,652
Vice Chairman	2000	439,443	—	—	—	—	—	21,048
	1999	380,000	—	—	—	26,250	—	19,706
Howard H. Friedman	2001	250,000	53,748	—	1,400	—	—	20,890
Senior Vice-President,	2000	250,000	—	—	1,050	—	—	21,048
Chief Financial Officer and Secretary
James J. Morello,	2001	200,850	53,748	—	14,252	—	—	51,911
Senior Vice President,	2000	203,668	—	—	14,060	—	—	21,048
Chief Accounting Officer	1999	197,563	24,375	—	12,600	2,403	—	19,706
and Treasurer

(1)	The bonus compensation was paid in cash and our common stock. The shares of common stock have been issued as stock awards under our equity incentive plan and are valued as of January 15, 2002, the date of the award. The bonus compensation includes the following number of shares of common stock for the named executive officers: Dr. Crowe —4,464 shares; Mr. Adamo —4,702 shares; Mr. Butrus —744 shares; Mr. Friedman —1,488 shares; and Mr. Morello —1,488 shares.

(2)	Excludes perquisites and other personal benefits, securities or property paid to a named executive officer in an aggregate amount equal to the lesser of $50,000 or 10% of the annual salary and bonus of such executive.

(3)	The shares acquired with loan proceeds under our stock purchase plan are treated as restricted stock awards in the Summary Compensation Table and the amount reflected in the table represents the amount of the loans made to the named executive officers under the plan during 2001, 2000 and 1999. At December 31, 2001, we had outstanding loans under the plan to Mr. Friedman in the approximate amount of $13,879 that have been used to purchase 582 shares having a market value of $10,226 on that date and to Mr. Morello in the approximate amount of $46,252 that have been used to purchase 1,883 shares having a market value of $33,103 on that date. At December 31, 2001, Mr. Adamo had 12,700 restricted shares of MEEMIC common stock previously granted under the MEEMIC Insurance Company Incentive Plan and Trust that are restricted until December 31, 2002 and that had an approximate value of $277,368 on December 31, 2001.

(4)	The table reflects options granted to Messrs. Crowe, Butrus and Morello under our equity incentive plan and options granted to Mr. Adamo under MEEMIC Stock Compensation Plan, in each case in the year the options were granted. The table does not reflect options for our common stock that were substituted under the Consolidation Agreement for the then outstanding options to purchase Medical Assurance common stock and Professionals Group common stock.

(5)	Other compensation includes (i) compensation paid to certain of the named executive officers in 2001 for accrued and unused vacation in connection with the adoption of a new vacation policy adopted effective January 1, 2002, as follows: Mr. Butrus —$35,621 in cash and 4,469 shares of our common stock having a value of $66,141, and Mr. Morello —$10,863 in cash and 1,362 shares of ProAssurance common stock having a value of $20,158; (ii) matching contributions for purchases of common stock to Mr. Adamo under the Professionals Group stock purchase plan of $4,000 for 2001 and $5,000 for each of 2000 and 1999; (iii) contributions under the Medical Assurance pension plan, a qualified defined contribution retirement plan, to each of Messrs. Crowe, Butrus, Morello and Friedman (2001 and 2000 only) in the following amounts —$20,890 for 2001, $21,048 for

2000, and $19,706 for 1999; (iv) contributions for the account of Mr. Adamo under the ProNational stock ownership plan, a qualified profit sharing retirement plan, and the ProNational savings and retirement plan, a Section 401(k) contributory retirement plan with discretionary matching contributions, in the following amounts: $17,000 for 2001, $22,100 for 2000 and $27,802 for 1999; and (v) $8,038 paid to Mr. Adamo in 2001 because of an extra payroll period resulting from the integration of operations in the consolidation.

Equity Incentive Plans

      We assumed all of the options previously granted under Medical Assurance’s Incentive Compensation Stock Plan and Professionals Group’s 1996 Long Term Stock Incentive Plan in its consolidation with Medical Assurance and Professionals Group as follows:

•	outstanding options to acquire 398,625 shares of Medical Assurance common stock were each converted into an option to acquire the same number of shares of our common stock at the same option price, and

•	outstanding options to acquire 458,680 shares of Professionals Group common stock were each converted into an option to acquire 1.760 shares of our common stock at an option price to be determined by dividing the option price for the subject share of Professionals Group common stock by the exchange ratio of 1.760.

      On June 27, 2001, our Board of Directors authorized the assumption of Medical Assurance’s plan by substituting our common stock for the shares of Medical Assurance common stock reserved for future awards under the plan. On June 27, 2001, there were approximately 1,888,829 shares of our common stock reserved for future issuance under Medical Assurance’s plan. At the 2002 annual meeting, our shareholders approved the assumption of the plan under the name “ProAssurance Corporation Incentive Compensation Stock Plan.” On September 30, 2002, there were approximately 1,005,999 shares of our common stock reserved for issuance under the plan.

      The purpose of the plan is to secure or retain the services of key employees who include our officers, directors and other employees and the officers, directors and other employees of our subsidiaries. The compensation committee will grant awards to those eligible in the form of incentive stock options, nonqualified stock option reload options The Compensation Committee has full authority, in its discretion, to grant awards under the plan, to determine the eligible persons to whom awards shall be granted and the number of shares to be covered by each award. Non-employee Directors and advisory directors are eligible to participate in the Stock Plan but only to the extent they elect to receive stock awards in lieu of their regular cash compensation.

      Awards may be granted pursuant to the plan at any time prior to the expiration date on February 23, 2005. At September 30, 2002, there are 1,013,037 shares of ProAssurance common stock that are reserved for future awards under the plan after giving effect to 398,625 shares that are reserved for outstanding options assumed under the Consolidation Agreement, 415,000 shares that are reserved for options granted in 2002, and 68,505 shares that have been issued as stock awards under the plan since our assumption of the plan.

      There were no stock options granted to the named executive officers in 2001 under the plan. The following table sets forth information with respect to exercisable and unexercisable options held by the named executive officers at the end of 2001. For years prior to 2001, the options were granted to the named executive officers (except Mr. Adamo) under the Medical Assurance’s plan and were converted into options to acquire ProAssurance common stock under the Consolidation Agreement. Options granted to Mr. Adamo prior to 2001 were granted under Professionals Group’s plan and were converted into options to acquire ProAssurance common stock under the Consolidation Agreement.

			Number of Securities	Value of Unexercised
			Underlying Unexercised	In-The-Money
	Shares		Options/SARs at Fiscal	Options/SARs At Fiscal
	Acquired	Value	Year-End (#)	Year-End ($)
	On	Realized	Exercisable/	Exercisable/
Name	Exercise (#)	($)	Unexercisable(1)	Unexercisable(1)

A. Derrill Crowe	—	—	168,516	—
Victor T. Adamo	—	—	127,776	$25,555
Paul R. Butrus	—	—	168,738	—
Howard H. Friedman	—	—	—	—
James J. Morello	—	—	7,950	—

(1)	Based on the closing price of $17.58 as reported on the New York Stock Exchange on December 31, 2001. All outstanding options were exercisable at December 31, 2001.

     The following table sets forth certain information concerning stock options/SARs granted to the named executive officers under the MEEMIC Stock Compensation Plan.

			Number of Securities	Value of Unexercised
			Underlying Unexercised	In-The-Money
	Shares		Options/SARs at Fiscal	Options/SARs At Fiscal
	Acquired	Value	Year-End (#)	Year-End ($)
	On	Realized	Exercisable/	Exercisable/
Name	Exercise (#)	($)	Unexercisable(1)	Unexercisable(1)

Victor T. Adamo	—	—	20,000	$236,800

(1)	Based on the closing price of $21.84 as reported by Nasdaq on December 31, 2001. All unexercised options became exercisable on June 27, 2001 at a per share price of $10.00 as a result of the change of control of MEEMIC upon completion of the consolidation. In April 2002, Mr. Adamo exercised all of his options realizing a value on exercise of $378,000 based on the closing price of $28.90 per share of MEEMIC common stock as reported by Nasdaq on the date of exercise.

     Section 162(m) of the Internal Revenue Code prohibits us from deducting executive compensation in excess of $1,000,000 paid in any one year to its chief executive officer or to any of the named executive officers. Executive compensation includes base salary, annual bonus, stock option exercises, transfers of property and benefits paid under nonqualified plans, but excludes certain performance-based compensation that meets the requirements of Code Section 162(m). The Awards granted under our Stock Plan will not be considered performance based compensation under Code Section 162(m).

Stock Purchase Plan

      Our Board of Directors assumed the Medical Assurance Thrift Plan and changed the name to the ProAssurance Corporation Stock Ownership Plan on January 1, 2002. Each of our employees and directors and each of the employees and directors of our wholly-owned subsidiaries who has completed six months of service is eligible to participate in the stock purchase plan at his or her election. We loan to participating employees an amount equal to 100% of the first $2,000 deposited by the participating employee under the stock purchase plan and 50% of the next $8,000 deposited by the participating employee during a calendar year. The deposits and loan proceeds are used to purchase our common stock in the open market for the account of the employees participating in the stock purchase plan. The shares purchased and any dividends paid thereon are pledged as security for the loans to the participating employees who are entitled to vote the shares. Each loan is forgiven and the shares purchased with the deposits and loan proceeds are released after three years if the employee remains employed with us.

      Our executive officers are not eligible to receive loans for contributions made to the stock purchase plan after July 31, 2002, as a result of the prohibition on loans to executive officers under the Sarbanes-Oxley Act of 2002.

Employment Agreements

      Dr. Crowe has an employment agreement with Medical Assurance through December 31, 2002. The employment agreement provides for an annual salary to be established by the Board of Directors each year. Medical Assurance may terminate the employment agreement only for “good cause,” as defined in the employment agreement. If Medical Assurance terminates Dr. Crowe’s employment agreement other than for “good cause,” Medical Assurance is obligated to pay to Dr. Crowe, monthly payments each equal to one-twelfth of Dr. Crowe’s salary for the remainder of the term of his agreement. If the Board of Directors selects someone other than Dr. Crowe as Chief Executive Officer of Medical Assurance or substantially changes Dr. Crowe’s duties without his consent or agreement, except for “good cause,” Medical Assurance is obligated to pay to Dr. Crowe eight monthly payments each equal to one-twelfth of Dr. Crowe’s salary. The employment agreement automatically renews for three years unless the Board or Dr. Crowe elects not to renew the employment agreement.

Severance Agreements

      We have entered into a Release and Severance Compensation Agreement (“Severance Agreement”) with the named executive officers (other than Dr. Crowe) and several other of our key executives and the key executives of our subsidiaries. The Severance Agreement provides the executive severance compensation in the event that the executive is terminated without cause, or voluntary resigns for “good reason.” The severance compensation includes an amount equal to the executive’s annual base salary; an amount equal to the executive’s average annual incentive award (generally calculated as the average of the prior three years); continuation of healthcare benefits for 12 months; and, outplacement services. The executive may assert good reason in certain enumerated circumstances including demotion to a non-executive position, relocation, a reduction in base salary, or the failure of our successor to assume the Severance Agreement.

      The terms of the Severance Agreement with Victor T. Adamo are similar in format, but more expansive that those described above. His severance benefits are established at two times base salary and average bonus, and include healthcare benefits for 18 months. Mr. Adamo may voluntarily and unilaterally terminate his employment and receive severance benefits until the later of June 27, 2005 or two years after a successor to Dr. Crowe is selected.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      We have not engaged in any material transaction in which any of our executive officers, directors or principal stockholders (or any members of their respective families) has an interest.

PRINCIPAL STOCKHOLDERS

      The following table sets forth information as of October 8, 2002 regarding the ownership of our common stock, prior to the completion of this offering and as adjusted to reflect our sale of common stock and the sale of common stock by the selling stockholder, by

•	each person known by us to beneficially own more than 5% of the outstanding shares of common stock;

•	our named executive officers;

•	each of our directors; and

•	all directors and officers as a group.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person or group who has or shares voting or investment power with respect to such shares, and includes, among other things, shares that a person has the right to acquire within 60 days. Unless otherwise indicated, the persons named in the table have sole voting and investment control with respect to all shares beneficially owned.

	Shares
	Beneficially		Shares Beneficially
	Owned Prior		Owned After
	to Offering		Offering

	Shares	%	Shares	%

Principal Stockholders (1)
T. Rowe Price Associates, Inc. (2)
100 East Pratt Street Baltimore, Maryland 21202	1,434,894	5.6%	1,434,894	5.1%
Dimensional Fund Advisors, Inc. (3)
1299 Ocean Avenue, 11th Floor Santa Monica, California 90401	1,491,071	5.8%	1,491,071	5.3%
Royce & Associates, Inc. (4)
1414 Avenue of the Americas New York, New York 10019	2,341,577	9.1%	2,341,577	8.3%

Directors
Victor T. Adamo, Esq., CPCU (5)	167,887	*	167,887	*
Lucian F. Bloodworth	1,000	*	1,000	*
Paul R. Butrus (5)	396,874	1.5%	396,874	1.4%
A. Derrill Crowe, M.D. (5)(6)	2,512,492	9.6%	2,262,492	7.9%
Robert E. Flowers, M.D.	24,107	*	24,107	*
Leon C. Hamrick, M.D.	3,995	*	995	*
John J. McMahon, Jr.	1,000	*	1,000	*
Drayton Nabers, Jr.	1,000	*	1,000	*
John P. North, Jr.	2,147	*	2,147	*
Ann F. Putallaz	9,175	*	9,175	*
William H. Woodhams, M.D.	9,026	*	9,026	*

	Shares
	Beneficially		Shares Beneficially
	Owned Prior		Owned After
	to Offering		Offering

	Shares	%	Shares	%

Other Named Executive Officers
Howard H. Friedman	13,478	*	13,478	*
James J. Morello (5)	37,807	*	37,807	*

All Directors and Officers as a Group (15 Persons)	3,204,198	12.1%	2,954,198	10.2%

*	Less than 1%.

(1)	A. Derrill Crowe, M.D., our Chairman and Chief Executive Officer, is named as the selling stockholder in this prospectus, and is a beneficial owner of over five percent (5%) of our common stock. Each of Victor T. Adamo, our Vice Chairman, President and Chief Operating Officer, and Paul R. Butrus, our Vice Chairman, is a named executive officer and a director. The share ownership of each of Dr. Crowe, Mr. Adamo and Mr. Butrus is reflected in their capacities as directors in the above table.

(2)	In a Schedule 13G filed with the SEC, T. Rowe Price Associates, Inc., an investment adviser, disclosed that as of February 14, 2002, it had sole voting power with respect to 376,000 shares of our common stock and sole dispositive power with respect to 1,434,894 shares of our common stock.

(3)	In a Schedule 13G filed with the SEC, Dimensional Fund Advisors, Inc., an investment adviser, disclosed that as of January 30, 2002, it had sole voting power and sole dispositive power with respect to 1,491,071 shares of our common stock.

(4)	In a Schedule 13G filed with the SEC, Royce & Associates, Inc., an investment adviser, disclosed that as of February 7, 2002, it had sole voting power and sole dispositive power with respect to 2,341,577 shares of our common stock.

(5)	Includes the following shares of our common stock that may be acquired upon exercise of stock options on or before December 8, 2002: Mr. Adamo —142,776 shares; Mr. Butrus —173,738 shares; Dr. Crowe —188,516 shares; and Mr. Morello —15,950 shares. Also includes the following shares owned of record by the Company’s Pension Plan: 11,742 shares for the account of Dr. Crowe, 9,164 shares for the account of Mr. Butrus, and 4,755 shares for the account of Mr. Morello.

(6)	Includes 1,162,791 shares of our common stock owned of record by Crowe Family Partners, Ltd., a Colorado limited partnership of which Dr. Crowe is the sole general partner, 1,285 shares owned of record by Dr. Crowe’s wife, and 46,928 shares owned of record by four trusts which Dr. Crowe is named as a trustee that were created in 1998 for the benefit of the minor children of Dr. Crowe and his wife. The 250,000 shares offered by Dr. Crowe as the selling shareholder will be taken from shares owned of record and beneficially by Dr. Crowe.

DESCRIPTION OF CAPITAL STOCK

      Our amended and restated certificate of incorporation authorizes the issuance of up to 100,000,000 shares of common stock, par value $.01 per share, and 50,000,000 shares of preferred stock, par value $.01 per share, the rights and preferences of which may be established from time to time by our board of directors. Immediately prior to the consummation of this offering, 25,851,178 shares of common stock and no shares of preferred stock will be outstanding.

Common Stock

      Holders of record of common stock are entitled to one vote per share on all matters upon which stockholders have the right to vote. The rights attached to the shares of common stock do not provide for cumulative voting rights or preemptive rights. Therefore, holders of more than 50% of the shares of common stock are able to elect all our directors eligible for election each year. All issued and outstanding shares of our common stock are, and the common stock to be sold in this offering, when issued and paid for, will be, validly issued, fully paid and non-assessable. Holders of our common stock are entitled to such dividends as may be declared from time to time by our board of directors out of funds legally available for that purpose. Upon dissolution, holders of our common stock are entitled to share pro rata in the assets of our company remaining after payment in full of all of our liabilities and obligations, including payment of the liquidation preference, if any, of any preferred stock then outstanding. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

      Our board may, from time to time, issue up to an aggregate 50,000,000 shares of preferred stock in one or more series without shareholder approval. The board of directors can fix the designation powers, rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. After the closing of this offering, no shares of preferred stock will be outstanding. We have no present plans to issue any shares of preferred stock.

Delaware Anti-Takeover Statute and Charter Provisions

      Under Delaware law, we may not engage in a “business combination,” which includes a merger or sale of more than 10% of our assets, with any “interested stockholder,” namely, a stockholder who owns 15% or more of our outstanding voting stock, as well as affiliates and associates of any of these persons, for three years following the time that stockholder became an interested stockholder unless:

•	the transaction in which the stockholder became an interested stockholder is approved by our board of directors prior to the time the interested stockholder attained that status;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers; or

•	at or after the time the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

      The authorization of undesignated preferred stock in our charter makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of us.

Limitations On Liability and Indemnification of Officers and Directors

      Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. In addition, the certificate of incorporation and by-laws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We believe that the provisions in our certificate of incorporation and by-laws are necessary to attract and retain qualified persons as directors and officers.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of this offering, we will have outstanding an aggregate of 28,351,178 shares of our common stock. Subject to the lock-up agreements described below, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, unless these shares are purchased by our affiliates, or persons who directly or indirectly control, are controlled by or are under common control with us. Shares held by affiliates may generally only be sold in compliance with the limitations of Rule 144 of the Securities Act.

Lock-Up Agreements

      ProAssurance and the selling stockholder have agreed, subject to limited exceptions, for a period of 180 days after the date of this prospectus, and each of our other officers and directors have agreed, for a period of 90 days after the date of this prospectus, that we and they will not, without prior written consent of Banc of America Securities LLC:

•	directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 15a-1(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of any shares of common stock or any securities exercisable or exchangeable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Securities Exchange Act); or

•	enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock.

Either of the foregoing transfer restrictions will apply regardless of whether a covered transaction is to be settled by the delivery of common stock or such other securities, in cash or otherwise. In addition, during this 180-day or 90-day, as applicable, period, we have also agreed not to file any registration statement for, and the selling stockholder and each of our officers and directors has agreed not to make any demand for, or exercise any right of, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Banc of America Securities LLC.

Rule 144

      In general, under Rule 144 as currently in effect, a person who is an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 283,512 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on The New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 concerning that sale.

      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about ProAssurance.

Stock Options

      We have filed a registration statement on Form S-8 covering the shares of common stock reserved for issuance under our equity incentive plan.

UNDERWRITING

      Subject to the terms and conditions of an underwriting agreement among ProAssurance, Dr. A. Derrill Crowe as selling stockholder, and each of the underwriters named below, dated the date of this prospectus, each of the underwriters named below, who are represented by Banc of America Securities LLC, Cochran Caronia & Co., and Sandler O’Neill & Partners, L.P. have severally agreed to purchase, and ProAssurance and the selling stockholder have agreed to sell, the respective number of shares of common stock shown opposite its name below.

Number of
Underwriters	Shares

Banc of America Securities LLC
Cochran, Caronia & Co.
Sandler O’Neill & Partners, L.P.

Total	2,750,000

      The underwriting agreement provides that the obligations of the several underwriters to purchase shares of common stock offered in this offering are subject to approval of certain legal matters and to specified conditions precedent. The conditions contained in the underwriting agreement include, among other things, the requirement that the representations and warranties made by us to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents. The underwriters are committed to purchase all of the shares, other than those shares covered by the over-allotment option described below, if any are purchased.

      The following table shows the underwriting fees to be paid to the underwriters by us and the selling stockholder in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock from us and the selling stockholder.

	No	Full
	Exercise	Exercise

Per share

Total

      We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $1.0 million.

      ProAssurance has granted to the underwriters an option, exercisable for 30 days after the date of the underwriting agreement, to purchase up to 375,000 additional shares of common stock at the initial public offering price less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, subject to various conditions, to purchase a number of additional shares proportionate to such underwriter’s initial public commitment.

      The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as receipt by the underwriters of officers’

certificates, selling stockholder certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

      ProAssurance and the selling stockholder have agreed to indemnify the underwriters against various civil liabilities, including liabilities under the Securities Act or to contribute the payments that the underwriters may be required to make in respect of these liabilities.

      ProAssurance and the selling stockholder have agreed, subject to limited exceptions, for a period of 180 days after the date of this prospectus, and each of our other officers and directors have agreed, for a period of 90 days after the date of this prospectus, not to, without the prior written consent of Banc of America Securities LLC:

•	directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of any shares of common stock or any securities exercisable or exchangeable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Securities Exchange Act); or

•	enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock.

      Either of the foregoing transfer restrictions will apply regardless of whether a covered transaction is to be settled by the delivery of common stock or such other securities, in cash or otherwise. In addition, during this 180-day or 90-day, as applicable, period, we have also agreed not to file any registration statement for, and the selling stockholder and each of our officers and directors has agreed not to make any demand for, or exercise any right of, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or the filing of a prospectus without the prior written consent of Banc of America Securities LLC.

      Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock included in this offering in any jurisdiction that requires action for that purpose. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any of these shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. We advise persons who receive this prospectus to inform themselves about and to observe any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of our common stock included in this offering in any jurisdiction where such an offer or a solicitation would not be permitted or legal.

      A prospectus in electronic form may be made available on the web sites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus.

      In connection with this offering, some underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot this offering, creating a syndicate short position. The underwriters may bid for and purchase shares of our common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. The underwriting syndicate may reclaim selling concessions if the syndicate repurchases previously distributed common stock in syndicate covering transactions, in stabilization transactions or in some other way or if Banc of America Securities LLC receives a report that indicates clients of such syndicate members have “flipped” the common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

      Banc of America Securities LLC and its affiliates, and Cochran, Caronia & Co. and its affiliates, and Sandler O’Neill & Partners, L.P. and its affiliates, have in the past engaged, and may in the future engage, in transactions with and perform services, including commercial banking, financial advisory and investment banking services, for us and our affiliates in the ordinary course of business for which they have received or may receive customary compensation.

LEGAL MATTERS

      The validity of the issuance of the shares of our common stock to be sold in this offering and other legal matters related to this offering will be passed upon for us by Burr & Forman LLP, Birmingham, Alabama. Legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling, New York, New York.

EXPERTS

      The consolidated financial statements of ProAssurance Corporation at December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, appearing in this prospectus and the registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The consolidated financial statements of Professionals Group, incorporated in this prospectus by reference to Professionals Group’s Annual Report on Form 10-K for the year ended December 31, 2000 as amended by Form 10K/A (Amendment No. 1) filed on April 24, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE CAN YOU FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act, and the rules and regulations promulgated thereunder, with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits thereto. Statements contained in this prospectus as to the contents of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete and each such statement is qualified in all respects by reference to the full text of such contract or document.

      You may read and copy all or any portion of the registration statement and the exhibits at the Securities and Exchange Commission’s public reference room at 450 Fifth Street N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplication fee, by writing to the Securities and Exchange Commission. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Securities and Exchange Commission’s public reference rooms. Also the Securities and Exchange Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

      The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our finances.

      The following documents filed with the SEC by us pursuant to the Securities Exchange Act of 1934 are incorporated by reference in this prospectus:

•	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002;

•	Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2001, as amended by the Form 10K/A filed on April 5, 2002;

•	Proxy Statement for the Annual Meeting of stockholders held on May 22, 2002; and

•	Description of our common stock contained in our Registration Statement on Form 8-A filed on June 8, 2001.

      All documents that we file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act from the date of this prospectus until all of the securities being offered under this prospectus are sold (other than current reports furnished under Item 9 of Form 8-K) shall also be deemed to be incorporated by reference and will automatically update information in this prospectus.

      To comply with the requirements of Regulation S-X relating to the consolidation with Professionals Group, ProAssurance is also incorporating by reference in this prospectus the consolidated financial statements of Professionals Group and its subsidiaries for the year ended December 31, 2000 and 1999 included in Professionals Group’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as amended by Form 10K/A (Amendment No. 1) filed on April 24, 2001.

      You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

Frank B. O’Neil
Senior Vice-President of Corporate Communications and
Investor Relations
ProAssurance Corporation
100 Brookwood Place
Birmingham, Alabama 35209
Tel: (205) 877-4400

      Exhibits to the filings will not be sent, however, unless these exhibits have specifically been incorporated by reference in this document.

GLOSSARY OF SELECTED INSURANCE TERMS

Casualty insurance	Insurance which is primarily concerned with the losses caused by injuries to third persons (in other words, persons other than the policyholder) and the legal liability imposed on the insured resulting therefrom.

Cede, cedant; ceding company	When a party reinsures its liability with another, it “cedes” business and is referred to as the “cedant” or “ceding company.”

Combined ratio	The sum of the underwriting expense ratio and net loss ratio, determined in accordance with either statutory accounting principles (SAP) or GAAP. The underwriting expense ratio measures the ratio of underwriting expenses to net premiums written, if determined in accordance with SAP, or the ratio of underwriting expenses (adjusted by deferred policy acquisition costs) to earned premiums if determined in accordance with GAAP. The net loss ratio measures the ratio of losses and loss adjustment expenses to earned premiums, determined in accordance with either SAP or GAAP. A combined ratio below 100% generally indicates profitable underwriting prior to the consideration of investment income.

Direct premiums written	Premiums charged by an insurer for the policies that it underwrites, excluding any premiums that it receives as a reinsurer.

Facultative reinsurance	A generic term describing reinsurance where the reinsurer assumes all or a portion of the risk under a single contract. Each risk is separately evaluated and each contract is separately negotiated by the reinsurer.

Gross premiums written	Total premiums for insurance written and assumed reinsurance during a given period.

Incurred but not reported (IBNR)	Reserves for estimated losses that have been incurred by insureds and reinsureds but not yet reported to the insurer or reinsurer including unknown future developments on losses which are known to the insurer or reinsurer.

Layer	The interval between the retention or attachment point and the maximum limit of indemnity for which a reinsurer is responsible.

Loss adjustment expenses (LAE)	The expenses of settling claims, including legal and other fees and the portion of general expenses allocated to claim settlement costs.

Loss reserves	Liabilities established by insurers and reinsurers to reflect the estimated cost of claims payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written.

Medical professional liability insurance	Insurance against the legal liability of an insured (and against loss, damage or expense incidental to a claim of such liability) arising out of death, injury or disablement of a person as the result of negligence or other misconduct in rendering professional service.

NAIC	The National Association of Insurance Commissioners is the organization of insurance regulators from the 50 states, the District of Columbia and the four U.S. territories. The NAIC provides a forum for the development of uniform policy when uniformity is appropriate.

Net loss and LAE ratio	The net loss ratio measures the ratio of net losses and loss adjustment expenses to earned premiums determined in accordance with SAP or GAAP.

Net premium earned	The portion of net premium written in a particular period that is recognized for accounting purposes as income during that period.

Net premiums written	Gross premiums written for a given period less premiums ceded to reinsurers and retrocessionaires during such period.

Operating ratio	The operating ratio measures the ratio of the sum of underwriting profit or loss and investment income (exclusive of realized gains and losses) to net earned premiums if determined in accordance with GAAP.

Personal lines insurance	Property and casualty insurance written for an individual and on the personal and real property of an individual such as homeowners insurance and personal automobile insurance.

Property insurance	Insurance on real or personal property against loss or damage other than non-contractual legal liability for any such loss or damage.

Quota share reinsurance	A general term describing all forms of reinsurance in which the reinsurer shares a proportional part of the original premiums and losses of the reinsured. Also known as pro rata reinsurance, proportional reinsurance or participating reinsurance. In quota share reinsurance the reinsurer generally pays the ceding company a ceding commission. The ceding commission generally is based on the ceding company’s cost of acquiring the business being reinsured (including commissions, premium taxes, assessments and miscellaneous administrative expense) and also may include a profit factor.

Reinsurance	An arrangement in which an insurance company, the reinsurer, agrees to indemnify another insurance or reinsurance company, the ceding company, against all or a portion of the insurance or reinsurance risks underwritten by the ceding company under one or more policies.

Retention	The amount or portion of risk that an insurer retains for its own account. Losses in excess of the retention level up to the outer limit of the program, if any, are paid by the reinsurer. In proportional treaties, the retention may be a percentage of the original policy’s limit. In excess of loss business, the retention is a dollar amount of loss, a loss ratio or a percentage.

Retrocessionaire	A reinsurer that contractually accepts from another reinsurer a portion of the ceding company’s underlying insurance risk. The transfer is known as a retrocession.

Severity	The average claim cost, statistically determined by dividing dollars of losses by the number of claims.

Statutory accounting principles (SAP)	Recording transactions and preparing financial statements in accordance with the rules and procedures prescribed or permitted by the state insurance regulatory authorities in the United States including the NAIC, which in general reflect a liquidating, rather than going concern, concept of accounting.

Statutory surplus	The excess of admitted assets over total liabilities (including loss reserves), determined in accordance with SAP.

Tail	The period of time that elapses between the occurrence of the loss event and the payment in respect thereof.

Treaty reinsurance	The reinsurance of a specified type or category of risks defined in a reinsurance agreement (a “treaty”) between a primary insurer or other reinsured and a reinsurer. Typically, in treaty reinsurance, the primary insurer or reinsured is obligated to offer and the reinsurer is obligated to accept a specified portion of all such type or category of risks originally written by the primary insurer or reinsured.

Umbrella coverage	Insurance protection for all classes of business, including automobile, fire, general liability, homeowners, multiple peril, burglary, and glass, combining the contracts for these classes of business into one insurance contract.

Underwriting	The insurer’s or reinsurer’s process of reviewing applications submitted for insurance coverage, deciding whether to accept all or part of the coverage requested and determining the applicable premiums.

Underwriting capacity	The maximum amount that an insurance company can underwrite. The limit is generally determined by the company’s retained earnings and investment capital. Reinsurance serves to increase a company’s underwriting capacity by reducing its exposure to particular risks.

Underwriting expense ratio	The ratio of underwriting, acquisition and other insurance expenses incurred to net premiums earned (for statutory purposes, the ratio of underwriting expenses incurred to net premiums written.)

Underwriting expenses	The aggregate of policy acquisition costs, including commissions, and the portion of administrative, general and other expenses attributable to underwriting operations.

Underwriting profit	The amount by which net earned premiums exceed the sum of losses, loss adjustment expenses and underwriting expenses.

Unearned premium	The portion of premium that represents the consideration for the assumption of risk in the future. Such premium is not yet earned since the risk has not yet been assumed.

PROASSURANCE CORPORATION AND SUBSIDIARIES

(FORMERLY MEDICAL ASSURANCE, INC.)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PROASSURANCE CORPORATION AND SUBSIDIARIES

(FORMERLY MEDICAL ASSURANCE, INC.)

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	June 30	December 31
	2002	2001

	(in thousands)
Assets
Investments:
Fixed maturities available for sale, at fair value	$1,356,173	$1,270,285
Equity securities available for sale, at fair value	99,796	97,044
Real estate, net	17,805	17,936
Short-term investments	125,148	136,014

Total investments	1,598,922	1,521,279
Cash and cash equivalents	83,601	53,163
Premiums receivable	87,190	77,766
Receivable from reinsurers on unpaid losses and loss adjustment expenses	399,083	374,056
Prepaid reinsurance premiums	25,360	20,265
Deferred taxes	83,809	90,565
Other assets	93,920	101,231

	$2,371,885	$2,238,325

Liabilities and Stockholders’ Equity
Liabilities:
Policy liabilities and accruals:
Reserve for losses and loss adjustment expenses	$1,507,401	$1,442,341
Unearned premiums	224,285	188,630
Reinsurance premiums payable	59,365	48,704

Total policy liabilities	1,791,051	1,679,675
Other liabilities	52,184	40,431
Long-term debt	77,500	82,500

Total liabilities	1,920,735	1,802,606
Minority interest	24,319	22,488
Commitments and contingencies
Stockholders’ Equity:
Common stock, par value $.01 per share 100,000,000 shares authorized; and 25,972,943 and 25,911,234 shares issued, respectively	260	259
Additional paid-in capital	261,628	260,788
Accumulated other comprehensive gain (loss), net of deferred tax expense of, $4,293 and $2,208 respectively	11,536	3,533
Retained earnings	153,463	148,707

	426,887	413,287
Less treasury stock, at cost, 121,765 shares	(56)	(56)

Total stockholders’ equity	426,831	413,231

	$2,371,885	$2,238,325

See accompanying notes.

PROASSURANCE CORPORATION AND SUBSIDIARIES

(FORMERLY MEDICAL ASSURANCE, INC.)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL (UNAUDITED)

		Accumulated
		Other		Other
		Comprehensive	Retained	Capital
	Total	Income (Loss)	Earnings	Accounts

	(in thousands)
Balance at December 31, 2001	$413,231	$3,533	$148,707	$260,991
Net income	4,756	—	4,756	—
Change in fair value of securities available for sale, net of deferred taxes and minority interest	8,003	8,003	—	—
Change in minority interest	(139)			(139)
Common stock issued for compensation	969	—	—	969
Stock options exercised	11	—	—	11

Balance at June 30, 2002	$426,831	$11,536	$153,463	$261,832

		Accumulated
		Other		Other
		Comprehensive	Retained	Capital
	Total	Income (Loss)	Earnings	Accounts

Balance at December 31, 2000	$345,167	$(854)	$136,257	$209,764
Net income	5,260	—	5,260	—
Change in fair value of securities available for sale, net of deferred taxes	1,248	1,248	—	—
Common stock issued for compensation	14	—	—	14
Equity issued in consolidation:
Common stock issued to
Professionals
Group shareholders	49,546	—	—	49,546
Fair value of options assumed	2,952	—	—	2,952
Purchase of treasury stock	(1,324)	—	—	(1,324)

Balance at June 30, 2001	$402,863	$394	$141,517	$260,952

See accompanying notes.

PROASSURANCE CORPORATION AND SUBSIDIARIES

(FORMERLY MEDICAL ASSURANCE, INC.)

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

	Six Months Ended
	June 30

	2002	2001

	(in thousands,
	except share data)
Revenues:
Direct and assumed premiums written	$304,188	$130,428

Premiums earned	$268,532	$123,145
Premiums ceded	44,449	26,923

Net premiums earned	224,083	96,222
Net investment income	35,176	21,132
Other income	3,624	1,047

Total revenues	262,883	118,401
Expenses:
Losses and loss adjustment expenses	258,240	115,428
Reinsurance recoveries	43,977	24,639

Net losses and loss adjustment expenses	214,263	90,789
Underwriting, acquisition and insurance expenses	44,482	23,246
Interest expense	1,514	84

Total expenses	260,259	114,119

Income before income taxes, minority interest and cumulative effect of accounting change	2,624	4,282
Provision for income taxes:
Current expense (benefit)	1,635	(1,385)
Deferred expense (benefit)	(3,501)	407

	(1,866)	(978)

Income before minority interest and cumulative effect of accounting change	4,490	5,260
Minority interest	1,428	—

Income before cumulative effect of accounting change	3,062	5,260
Cumulative effect of accounting change, net of tax	1,694	—

Net income	$4,756	$5,260

Earnings per share (basic and diluted):
Income before cumulative effect of accounting change	$0.12	$0.23
Cumulative effect of accounting change, net of tax	.06	—

Net income	$0.18	$0.23

Weighted average number of common shares outstanding:
Basic	25,842	22,705
Diluted	25,864	22,706

See accompanying notes.

PROASSURANCE CORPORATION AND SUBSIDIARIES

(FORMERLY MEDICAL ASSURANCE, INC.)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Six Months
	Ended June 30

	2002	2001

	(in thousands)
Comprehensive income:
Net income	$4,756	$5,260
Change in fair value of securities available for sale, net of deferred taxes and minority interest	5,547	2,024
Reclassification adjustment for realized (gains) losses included in income, net of deferred taxes	2,456	(776)

Comprehensive income	$12,759	$6,508

See accompanying notes.

PROASSURANCE CORPORATION AND SUBSIDIARIES

(FORMERLY MEDICAL ASSURANCE, INC.)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six Months Ended
	June 30

	2002	2001

	(in thousands)
Operating Activities
Net cash provided by operating activities	$97,577	$22,400

Investing Activities
Purchases of fixed maturities available for sale	(398,830)	(238,364)
Purchases of equity securities available for sale	(14,693)	(3,770)
Proceeds from sale or maturities of fixed maturities available for sale	338,408	268,354
Proceeds from sale of equity securities available for sale	5,780	2,614
Net decrease in short-term investments	10,866	38,470
Cash used in consolidation with Professionals Group	—	(196,304)
Cash acquired in consolidation with Professionals Group	—	72,245
Other	(3,670)	(6,334)

Net cash used by investing activities	(62,139)	(63,089)

Financing Activities
Proceeds from long term debt	—	110,000
Repayment of debt	(5,000)	—
Purchase of treasury stock	—	(1,319)

Net cash used by financing activities	(5,000)	108,681
Increase (decrease) in cash and cash equivalents	30,438	67,992
Cash and cash equivalents at beginning of period	53,163	8,550

Cash and cash equivalents at end of period	$83,601	$76,542

See accompanying notes.

PROASSURANCE CORPORATION AND SUBSIDIARIES

(FORMERLY MEDICAL ASSURANCE, INC.)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1.     Basis of Presentation

      The accompanying unaudited condensed consolidated financial statements include the accounts of ProAssurance Corporation and its subsidiaries (collectively “ProAssurance”). ProAssurance is a holding company formed for the purpose of consolidating Medical Assurance, Inc. (“Medical Assurance”) and Professionals Group, Inc. (“Professionals Group”) as its wholly owned subsidiaries. Additional information about the consolidation is provided in Note 2. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation have been included. Operating results for the six month period ended June 30, 2002 is not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

      Certain reclassifications have been made to conform the 2001 financial statements to the 2002 presentation. These changes had no effect on previously reported results of operations or stockholders’ equity.

2.     Consolidation of Medical Assurance and Professionals Group

      ProAssurance Corporation began operations on June 27, 2001 in a transaction referred to hereafter as the consolidation (“consolidation”).

      The consolidation of Medical Assurance into ProAssurance was in the form of a corporate reorganization and was treated in a manner similar to a pooling of interests. Upon consummation of the consolidation, each outstanding share of Medical Assurance common stock, par value $1.00 per share, was converted into one share of ProAssurance common stock, par value $0.01 per share. Approximately 22.6 million ProAssurance shares were issued to Medical Assurance stockholders. The consolidation of Professionals Group into ProAssurance was treated as a purchase transaction. Each outstanding share of Professionals Group common stock was converted into the right to receive, at the holder’s election, either (a) 0.897 of a share of ProAssurance common stock plus $13.47 in cash, or (b) $27.47 in cash. Aggregate consideration paid to the Professionals Group shareholders consisted of approximately $196 million in cash and 3.2 million shares of ProAssurance common stock, valued at approximately $50 million. The fair value of ProAssurance shares issued was $15.59 per share based on the average Medical Assurance common stock price for a few days prior to June 27, 2001.

      ProAssurance funded the cash requirements of the consolidation with the proceeds of a $110 million term loan facility and with internal funds generated from dividends paid to ProAssurance by Medical Assurance and Professionals Group at the time of closing.

      The total cost of the purchase transaction of approximately $252 million has been allocated to the assets acquired and the liabilities assumed based on estimates of their respective fair values. The estimated fair value of identifiable assets acquired totaled $1,165 million and the estimated fair value of the liabilities assumed totaled $931 million. The estimated excess of the total cost of the acquisition over the fair value of net assets acquired of approximately $18.4 million was recorded as goodwill.

      ProAssurance was required to incorporate Professionals Group’s activity commencing upon the effective date of the acquisition. The unaudited pro forma information below presents combined results of operations as if the acquisition had occurred on January 1, 2001 after giving effect to certain adjustments, including increased interest expense on debt related to the acquisition and lower investment income due to cash used to fund a portion of the consolidation, and related tax effects. Professionals Group’s nonrecurring and

PROASSURANCE CORPORATION AND SUBSIDIARIES
(FORMERLY MEDICAL ASSURANCE, INC.)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(UNAUDITED)

transaction related expenses were excluded from the pro forma financial information. No amortization of goodwill has been included in the pro forma calculation in order to present the pro forma information in a manner that is consistent with ProAssurance’s adoption of SFAS No. 142 on January 1, 2002. The unaudited pro forma information is not necessarily indicative of the results of operations of the combined company had the acquisition occurred at the beginning of the period presented, nor is it necessarily indicative of future results (in thousands, except per share data).

Pro Forma Results
Six Months Ended
June 30, 2001

Revenues	$266,709

Net loss	$(15,231)

Earnings per share
Basic and diluted	$(0.59)

3.     Segment Information

      ProAssurance operates in the United States of America and, prior to the consolidation, operated in only one reportable industry segment, the professional liability insurance segment, which principally provides professional liability insurance and reinsurance for providers of healthcare services, and to a limited extent providers of legal services. The professional liability segment includes the operating results of three significant insurance companies: The Medical Assurance Company, Inc., Medical Assurance of West Virginia Inc., and ProNational Insurance Company.

      As a result of the consolidation, ProAssurance is now engaged in an additional segment, which is providing personal property and casualty insurance to individuals (the personal lines segment). At June 30, 2002, ProAssurance owns 84% of the stock of MEEMIC Holdings, Inc. (“MEEMIC Holdings”), a publicly traded insurance holding company that provides personal auto, homeowners, boat and umbrella coverages primarily to educational employees and their families through its wholly-owned subsidiary, MEEMIC Insurance Company (“MEEMIC”).

      The accounting policies of each segment are consistent with those described in Note 1. Other than cash and marketable securities owned directly by the parent company, the identifiable assets of ProAssurance are allocated to the reportable operating segments. Except for investment income earned directly by the parent company and interest expense related to long-term debt held by the parent company, all revenues and expenses of ProAssurance are allocated to the operating segments for purposes of Statement of Financial Accounting Standard No. 131, Disclosures about Segments of an Enterprise and Related Information. Revenue is primarily from unaffiliated customers and the effect of transactions between segments has been eliminated.

PROASSURANCE CORPORATION AND SUBSIDIARIES
(FORMERLY MEDICAL ASSURANCE, INC.)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(UNAUDITED)

      The table below provides a reconciliation of segment information to total consolidated information (in millions).

	Six Months
	Ended June 30

	2002	2001

Revenues:
Professional liability lines	$185.4	$118.4
Personal lines	77.5	—
Corporate and other	—	—

Total revenues	$262.9	$118.4

Income (loss) before cumulative effect of accounting change:
Professional liability lines	$(3.5)	$5.3
Personal lines	7.5	—
Corporate and other	(0.9)	—

Total	$3.1	$5.3

Net Income:
Professional liability lines	$(1.8)	$5.3
Personal lines	7.5	—
Corporate and other	(0.9)	—

Total net income	$4.8	$5.3

	June 30	December 31
	2002	2001

Identifiable Assets:
Professional liability lines	$2,025.0	$1,913.5
Personal lines	346.8	324.7
Corporate and other	0.1	0.1

Total assets	$2,371.9	$2,238.3

PROASSURANCE CORPORATION AND SUBSIDIARIES
(FORMERLY MEDICAL ASSURANCE, INC.)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(UNAUDITED)

4.     Investments

      The amortized cost of fixed maturities and equity securities available for sale was $1.437 billion and $1.361 billion at June 30, 2002 and December 31, 2001, respectively. Operating results for the six months ended June 30, 2002 and 2001 (in millions) included the following:

	Six Months
	Ended
	June 30

	2002	2001

Proceeds from sales excluding maturities and paydowns	$237.8	$238.1
Gross realized gains	$6.0	$2.3
Gross realized (losses)	$(9.8)	$(1.1)

      Capital gains and losses are included as a component of investment income. Gross realized capital losses for 2002 includes a capital loss of $1.6 million that resulted from the recognition of an other than temporary decline in the market value of one security.

5.     Reserves for Losses and Loss Adjustment Expenses

      ProAssurance establishes reserves for losses and loss adjustment expenses based on its estimates of the future amounts necessary to pay claims and expenses associated with investigation and settlement of claims. ProAssurance considers expected outcomes for individual claims and actuarially determined estimates of future losses based on ProAssurance’s past loss experience, available industry data and projections as to future claims frequency, severity, inflationary trends and settlement patterns. ProAssurance believes that the methods it uses to establish reserves are reasonable and appropriate. However, estimating reserves, especially professional liability reserves, is a complex process which is heavily dependent on judgment and involves many uncertainties. As a result, reserve estimates may vary significantly from the eventual outcome. The assumptions used in establishing ProAssurance’s reserves are regularly reviewed and updated by management as new data becomes available. Any adjustments necessary are reflected in current operations.

      ProAssurance’s management believes the unearned premiums under contracts together with the related anticipated investment income to be earned, are adequate to discharge the related contract liabilities.

6.     Deferred Policy Acquisition Costs

      Costs that vary with and are directly related to the production of new and renewal premiums (primarily premium taxes, commissions and underwriting salaries) are deferred to the extent they are recoverable against unearned premiums and are amortized as related premiums are earned. Amortization of deferred acquisition costs, net of ceding commissions earned, amounted to approximately $20.0 million and $15.2 million for the six months ended June 30, 2002 and 2001, respectively.

7.     Income Taxes

      The provision for income taxes is different from that which would be obtained by applying the statutory Federal income tax rate to income before taxes because much of ProAssurance’s investment income is tax-exempt.

PROASSURANCE CORPORATION AND SUBSIDIARIES
(FORMERLY MEDICAL ASSURANCE, INC.)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(UNAUDITED)

8.     Long-term Debt

      On June 27, 2001, ProAssurance borrowed $110 million under a term loan facility in order to fund the consolidation. At June 30, 2002 the remaining outstanding balance under the loan was $77.5 million.

      The debt requires quarterly principal repayments of $2.5 million. Beginning in 2003, ProAssurance must also repay an additional annual installment equal to 50% of the adjusted parent-only annual cash flow, up to a maximum of $15 million. ProAssurance has made all required quarterly repayments on the loan and also made a $22.5 million optional prepayment on the loan in September 2001.

      Excluding any required annual cash flow repayments, the aggregate remaining amounts of maturities of long-term debt for the next five years are as follows: $5.0 million in 2002, $10 million each year in 2003 and 2004, and in 2005 the remaining balance becomes due on September 30.

      The debt bears interest at a variable rate based on the London Interbank Offered Rate (LIBOR) or the bank’s base rate as elected from time to time by ProAssurance. At June 30, 2002 the interest rate was 3.37%.

      The term loan is part of a credit facility provided to ProAssurance by a bank syndicate under the terms of a credit agreement that also provides for a revolving line of credit in the amount of $40 million. Borrowings under the line of credit are repayable in full in two years, subject to renewal. ProAssurance has not borrowed any funds under the revolving line of credit.

      The credit agreement, as is customary for credit agreements of this size and nature, requires that ProAssurance maintain certain financial standards, otherwise known as loan covenants, including:

•	a consolidated debt coverage ratio of 3.75 to 1 through June 30, 2002 and 3.0 to 1 thereafter;

•	minimum consolidated tangible net worth equal to the sum of (i) 90% of the consolidated net worth of ProAssurance as of June 30, 2001, and (ii) 75% of cumulative consolidated net income after June 30, 2001;

•	a consolidated fixed charge coverage ratio of 1.5 to 1;

•	a funded debt to adjusted statutory capital ratio of 0.35 to 1; and

•	maintenance of statutory Risk-Based Capital ratios (as defined by the National Association of Insurance Commissioners and measured annually on December 31) of 3.5 to 1 by two of its insurance companies, The Medical Assurance Company, Inc. and ProNational Insurance Company, Inc.

      As of June 30, 2002, ProAssurance was in compliance with the aforementioned loan covenants.

9.     Stockholders’ Equity and Earnings Per Share

      At June 30, 2002 ProAssurance had 100 million shares of authorized common stock and 50 million shares of authorized preferred stock. The Board of Directors has the authorization to determine the provisions for the issuance of shares of the preferred stock, including the number of shares to be issued and the designations, powers, preferences and rights and the qualifications, limitations or restrictions of such shares. At June 30, 2002, the Board of Directors had not authorized the issuance of any preferred stock nor determined any provisions for the preferred stock.

10.     Commitments and Contingencies

      On March 18, 2002, MEEMIC Holdings announced that it intends to acquire all of its outstanding shares of stock not currently owned by ProAssurance (a total of 1,193,518 fully diluted shares) and, on July 9, 2002,

PROASSURANCE CORPORATION AND SUBSIDIARIES
(FORMERLY MEDICAL ASSURANCE, INC.)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(UNAUDITED)

entered into a definitive agreement pursuant to which stockholders other than ProAssurance will have the opportunity to sell their shares to MEEMIC Holdings in a tender offer at a price per share of $29 net to the stockholders in cash. If certain conditions are satisfied, the agreement contemplates that MEEMIC Holdings will conduct the tender offer and that any remaining shares will be acquired through a merger at the same price. The proposed transaction and final terms of the definitive agreement have been unanimously approved by MEEMIC Holdings’ Board of Directors, including its independent directors not affiliated with ProAssurance. MEEMIC Holdings intends to use primarily its own existing cash and investment resources to fund the purchase of the shares.

      The transaction is subject to several conditions, including, without limitation, approval of the tender offer and merger by the independent shareholders of MEEMIC Holdings; the receipt of all required regulatory and bank approvals; the receipt of confirmation from insurance rating agencies that the repurchase would not impair the current A- rating of MEEMIC or any of the other insurance subsidiaries of ProAssurance; and a favorable vote by a majority of the MEEMIC Holdings shareholders other than ProAssurance and persons who are affiliated with ProAssurance. These statements are subject to a variety of risks and uncertainties, including, without limitation the fulfillment of the conditions to the transaction described above. There can be no assurance that the transaction will be completed.

      On March 18, 2002, a complaint was filed against MEEMIC Holdings, its directors and its parent company, ProAssurance Corporation, in the 6th Circuit Court in Oakland County, Michigan by a purported shareholder of MEEMIC Holdings seeking to enjoin the transaction described above. The suit, which purports to be a class action on behalf of the minority shareholders, alleges, among other things that the transaction has been timed to freeze out the minority shareholders, that the proposed transaction is unfair and that ProAssurance and the directors have violated their fiduciary duties. The complaint also seeks damages in an undetermined amount. The suit may delay or prevent progress towards the completion of the proposed transaction.

      ProAssurance believes that it has meritorious defenses to the claims made by the plaintiff, including without limitation, the fact that it has taken several steps to protect the rights of the minority shareholders in the proposed transaction and to ensure its fairness. These steps include permitting a committee of two independent directors who have no other affiliation with MEEMIC Holdings or ProAssurance Corporation to negotiate and approve the proposed transaction, and making the completion of the transaction subject to the approval of the holders of a majority of the shares not owned by ProAssurance or its affiliates and the receipt of fairness opinions from independent financial advisors. There can be no assurance, however, as to the outcome of this litigation and, if MEEMIC Holdings is not able to successfully defend against the claims made by the plaintiff, the outcome of this litigation could have a material adverse impact on the proposed transaction.

      ProAssurance is involved in various other legal actions arising primarily from claims related to insurance policies. At other times legal actions may arise from claims asserted by policyholders. The legal actions arising from these claims have been considered by ProAssurance in establishing its reserves. While the outcome of all legal actions is not presently determinable, ProAssurance’s management is of the opinion, based on consultation with legal counsel, that the settlement of these actions will not have a material adverse effect on ProAssurance’s financial position but could have an unfavorable impact on quarterly results of operations.

11.     Cumulative Effect of Change in Accounting Principle and New Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board issued SFAS No. 141 “Business Combinations.” SFAS No. 141 requires that the purchase method of accounting be used for all business

PROASSURANCE CORPORATION AND SUBSIDIARIES
(FORMERLY MEDICAL ASSURANCE, INC.)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(UNAUDITED)

combinations with a closing date after June 30, 2001. This statement eliminates the pooling-of-interest method of accounting for business combinations. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets in a business combination. The Financial Accounting Standards Board has also issued SFAS No. 142 “Goodwill and Other Intangible Assets” which supersedes Opinion 17 “Intangible Assets,” and is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 addresses how goodwill and other intangible assets should be accounted for in financial statements upon acquisition and how these items should be accounted for subsequent to acquisition. Contrary to Opinion 17, SFAS No. 142 does not presume that goodwill and all other intangible assets are wasting assets requiring amortization. Instead, goodwill and intangible assets that have indefinite useful lives will be tested at least annually for impairment. If goodwill and intangible assets are deemed to be impaired, the change will be charged through the Statement of Operations. ProAssurance adopted SFAS Nos. 141 and 142 effective January 1, 2002.

      In accordance with SFAS Nos. 141 and 142, ProAssurance discontinued amortizing its recorded goodwill and deferred credits and recognized the unamortized balance of deferred credits of $1.7 million that existed at December 31, 2001 related to business combinations completed prior to July 1, 2001. The write-off has been recognized as the cumulative effect of a change in accounting principle. There is no tax effect related to the write-off because the deferred credits were not amortizable for tax purposes.

      The table below presents comparative income and income per share for the six months ended June 30, 2002 and 2001, reflecting the pro forma effects of SFAS Nos. 141 and 142 on 2001 data:

	Six Months
	Ended
	June 30

	2002	2001

Reported income before cumulative effect of accounting change	$3,062	$5,260
Amortization of deferred credits, net of goodwill amortization	—	(39)

Adjusted income before cumulative effect of accounting change	$3,062	$5,221

      Adoption of SFAS Nos. 141 and 142 did not have a significant per share effect.

      At June 30, 2002 goodwill and intangible assets from business combinations, net of accumulated amortization, are approximately $22.9 million. ProAssurance does not believe that any of its recorded goodwill or intangible assets has suffered impairment.

      The Financial Accounting Standards Board also issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” which supercedes SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30 “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” and is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 establishes a single accounting model for the disposal of long-lived assets. The adoption of SFAS No. 144 did not affect the results of operations or financial position of ProAssurance.

      The Financial Accounting Standards Board also issued SFAS No. 145 “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” which is effective for financial statements issued after May 15, 2002. ProAssurance’s adoption of SFAS No. 145 did not affect the results of operations or financial position of ProAssurance.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors

ProAssurance Corporation (formerly Medical Assurance, Inc.)

      We have audited the accompanying consolidated balance sheets of ProAssurance Corporation and subsidiaries (formerly Medical Assurance, Inc.) as of December 31, 2001 and 2000, and the related consolidated statements of changes in capital, income and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of ProAssurance’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ProAssurance Corporation and subsidiaries (formerly Medical Assurance, Inc.) at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 22, 2002,
except for Note 16, as to which the date is
March 18, 2002
Birmingham, Alabama

PROASSURANCE CORPORATION AND SUBSIDIARIES

(FORMERLY MEDICAL ASSURANCE, INC.)

CONSOLIDATED BALANCE SHEETS

	December 31	December 31
	2001	2000

	(in thousands,
	except share data)
Assets
Investments:
Fixed maturities available for sale, at fair value	$1,270,285	$603,497
Equity securities available for sale, at fair value	97,044	80,872
Real estate, net	13,122	11,237
Short-term investments	136,014	100,920

Total investments	1,516,465	796,526
Cash and cash equivalents	53,163	8,550
Premiums receivable	77,766	54,405
Receivable from reinsurers on unpaid losses and loss adjustment expenses	374,056	166,202
Prepaid reinsurance premiums	20,265	2,704
Deferred taxes	90,565	30,757
Other assets	106,045	63,692

	$2,238,325	$1,122,836

Liabilities and Stockholders’ Equity
Liabilities:
Policy liabilities and accruals:
Reserve for losses and loss adjustment expenses	$1,442,341	$659,659
Unearned premiums	188,630	78,495
Reinsurance premiums payable	48,704	27,249

Total policy liabilities	1,679,675	765,403
Other liabilities	40,431	12,266
Long-term debt	82,500	—

Total liabilities	1,802,606	777,669
Minority interest	22,488
Commitments and contingencies	—	—
Stockholders’ equity:
Common stock, par value $0.01 and $1 per share in 2001 and 2000, respectively; 100,000,000 shares authorized; 25,911,234 and 25,106,821 shares issued, respectively	259	25,107
Additional paid-in capital	260,788	231,988
Accumulated other comprehensive gain (loss), net of deferred tax expense (benefit) of $2,208 and $(460), respectively	3,533	(854)
Retained earnings	148,707	136,257

	413,287	392,498
Less treasury stock at cost, 121,765 and 2,425,039 shares, respectively	(56)	(47,331)

Total stockholders’ equity	413,231	345,167

	$2,238,325	$1,122,836

See accompanying notes.

PROASSURANCE CORPORATION AND SUBSIDIARIES

(FORMERLY MEDICAL ASSURANCE, INC.)

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL

			Accumulated
		Additional	Other
	Common	Paid-In	Comprehensive	Retained	Treasury
	Stock	Capital	Income (Loss)	Earnings	Stock	Total

	(in thousands)
Balance at January 1, 1999	$23,900	$206,562	$12,277	$91,622	$(10,181)	$324,180
5% stock dividend*	1,194	25,142	—	(26,365)	—	(29)
Common stock issued for compensation	9	195	—	—	—	204
Purchase of treasury stock	—	—	—	—	(27,938)	(27,938)
Sale of treasury stock	—	42	—	—	266	308
Comprehensive income:
Change in fair value of securities available for sale, net of deferred taxes	—	—	(17,701)	—	—
Net income	—	—	—	46,700	—
Total comprehensive income						28,999

Balance at December 31, 1999	25,103	231,941	(5,424)	111,957	(37,853)	325,724
Common stock issued for compensation	4	58	—	—	—	62
Purchase of treasury stock	—	—	—	—	(9,557)	(9,557)
Sale of treasury stock	—	(11)	—	—	79	68
Comprehensive income:
Change in fair value of securities available for sale, net of deferred taxes	—	—	4,570	—	—
Net income	—	—	—	24,300	—
Total comprehensive income						28,870

Balance at December 31, 2000	25,107	231,988	(854)	136,257	(47,331)	345,167
Common stock issued for compensation	1	184	—	—	—	185
Purchase of treasury stock	—	—	—	—	(1,337)	(1,337)
Retirement of treasury stock	(2,405)	(46,207)	—	—	48,612	-
Conversion of par value to $0.01	(22,476)	22,476	—	—	—	-
Equity issued in consolidation:
Common stock issued to Professionals Group shareholders	32	49,378	—	—	—	49,410
Fair value of options assumed	—	2,952	—	—	—	2,952
Stock options exercised	—	17	—	—	—	17
Comprehensive income:
Change in fair value of securities available for sale, net of deferred taxes and minority interest	—	—	4,387	—	—	—
Net income	—	—	—	12,450	—	—
Total comprehensive income						16,837

Balance at December 31, 2001	$259	$260,788	$3,533	$148,707	$(56)	$413,231

*	Cash was paid in lieu of fractional shares.

See accompanying notes.

PROASSURANCE CORPORATION AND SUBSIDIARIES

(FORMERLY MEDICAL ASSURANCE, INC.)

CONSOLIDATED STATEMENTS OF INCOME

		Year Ended
	2001	2000	1999

	(in thousands, except
	per share data)
Revenues:
Gross premiums written	$388,983	$223,871	$201,593

Premiums earned	$381,510	$216,297	$207,492
Premiums ceded	(68,165)	(38,701)	(43,068)

Net premiums earned	313,345	177,596	164,424
Net investment income	59,782	41,450	39,273
Other income	9,428	3,543	4,332

Total revenues	382,555	222,589	208,029
Expenses:
Losses and loss adjustment expenses	344,202	190,458	157,056
Reinsurance recoveries	(45,644)	(34,748)	(52,399)

Net losses and loss adjustment expenses	298,558	155,710	104,657
Underwriting, acquisition and insurance expenses	70,437	38,579	40,212
Interest expense	2,591	—	—

Total expenses	371,586	194,289	144,869

Income before income taxes and minority interest	10,969	28,300	63,160
Provision for income taxes:
Current expense (benefit)	(4,567)	3,146	14,179
Deferred expense	1,720	854	2,281

	(2,847)	4,000	16,460

Income before minority interest	$13,816	$24,300	$46,700

Minority interest	(1,366)	—	—

Net income	$12,450	$24,300	$46,700

Basic and diluted earnings per share:
Net income	0.51	1.04	1.95

Weighted average number of common shares outstanding—basic and diluted	$24,263	$23,291	$23,992

See accompanying notes.

PROASSURANCE CORPORATION AND SUBSIDIARIES

(FORMERLY MEDICAL ASSURANCE, INC.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended
		December 31
	2001	2000	1999

	(in thousands)
Operating Activities
Net income	$12,450	$24,300	$46,700
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,243	1,833	1,649
Amortization	8,603	4,499	4,835
Net realized capital gains	(5,441)	(913)	(1,787)
Deferred income taxes	1,720	854	2,281
Policy acquisition costs deferred, net of related amortization	545	(2,542)	5,212
Other	(655)	(544)	61
Changes in assets and liabilities, net of the effects from the consolidation with Professionals Group:
Premiums receivable	18,726	(1,656)	7,200
Receivable from reinsurers	(8,633)	13,306	382
Prepaid reinsurance premiums	(9,496)	12,959	(2,196)
Other assets, excluding capital purchases	4,109	(1,486)	(1,811)
Reserve for losses and loss adjustment expenses	21,148	(6,133)	5,152
Unearned premiums	7,471	7,570	(5,304)
Reinsurance premiums payable	12,236	(7,672)	(7,675)
Other liabilities	(6,131)	(8,040)	(8,288)
Minority interest in net income	1,366	—	—

Net cash provided by operating activities	61,261	36,335	46,411
Investing Activities
Purchases of:
Fixed maturities available for sale	(656,101)	(94,775)	(171,202)
Equity securities available for sale	(5,797)	(50,799)	(22,605)
Proceeds from sale or maturities of:
Fixed maturities available for sale	681,219	143,715	156,205
Equity securities available for sale	25,286	11,048	23,216
Net decrease (increase) in short-term investments	(15,801)	(38,428)	15,940
Cash used in consolidation, net of cash acquired of $72,245	(124,059)	—	—
Other	(3,666)	(8,398)	(9,611)

Net cash used by investing activities	(98,919)	(37,637)	(8,057)
Financing Activities
Proceeds from long term debt	110,000	—	—
Repayment of debt	(27,500)	—	—
Dividends paid	—	—	(29)
Purchases of treasury stock	(1,337)	(9,557)	(27,938)
Other	1,108	—	—

Net cash provided by (used by) financing activities	82,271	(9,557)	(27,967)

Increase (decrease) in cash and cash equivalents	44,613	(10,859)	10,387
Cash and cash equivalents at beginning of period	8,550	19,409	9,022

Cash and cash equivalents at end of period	$53,163	$8,550	$19,409

Supplemental disclosure of cash flow information
Net cash paid during the year for income taxes	$706	$1,929	$18,556

Net cash paid during the year for interest	$2,442	$—	$—

See accompanying notes.

PROASSURANCE CORPORATION AND SUBSIDIARIES

(FORMERLY MEDICAL ASSURANCE, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Accounting Policies

 Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of ProAssurance Corporation (a Delaware corporation) and its subsidiaries (“ProAssurance”). All significant intercompany accounts and transactions between consolidated companies have been eliminated.

 Basis of Presentation

      The preparation of financial statements in accordance with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      The significant accounting policies followed by ProAssurance that materially affect financial reporting are summarized in these notes to the consolidated financial statements.

 Segment Information

      ProAssurance operates in the United States of America and in two reportable industry segments. As discussed in Note 3, the professional liability segment principally provides professional and general liability insurance for providers of healthcare services, and to a lesser extent, providers of legal services. The personal lines segment provides private passenger automobile, homeowner, boat, and umbrella insurance products primarily for educational employees and their immediate families exclusively in the state of Michigan.

 Investments

      ProAssurance initially invests only in investment grade securities. All securities in the investment portfolio are available to be sold in response to liquidity needs, changes in market interest rates and investment management strategies, and all are classified as available-for-sale. Available-for-sale securities are carried at fair value, and unrealized gains and losses on such available-for-sale securities are excluded from earnings and reported, net of tax effect, in stockholders’ equity as “Accumulated other comprehensive income (loss)” until realized. Real estate is reported at cost, less allowances for depreciation. Short-term investments, primarily composed of investments in United States (U.S.) Treasury obligations and commercial paper, are reported at cost, which approximates fair value.

      Investment income includes amortization of premium and accretion of discount related to debt securities acquired at other than par value. Debt securities with maturities beyond one year when purchased are classified as fixed maturities. Realized gains and losses on sales of investments, and declines in value judged to be other-than-temporary, are recognized on the specific identification basis.

      Fair values for fixed maturity and equity securities are based on quoted market prices, where available. For fixed maturity and equity securities not actively traded, fair values are estimated using values obtained from independent pricing services. The carrying amounts reported in the balance sheet for cash and cash equivalents and short-term investments approximate their fair values.

 Real Estate

      Property and certain leasehold improvements are classified as investment real estate. All balances are stated on the basis of cost. Depreciation is computed over their estimated useful lives using the straight-line

PROASSURANCE CORPORATION AND SUBSIDIARIES
(FORMERLY MEDICAL ASSURANCE, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

method. Accumulated depreciation was approximately $6.2 million and $5.8 million at December 31, 2001 and 2000, respectively. Rental income and expenses are included in net investment income.

 Cash and Cash Equivalents

      For purposes of the consolidated balance sheets and statements of cash flows, ProAssurance considers all demand deposits and overnight investments to be cash equivalents.

 Reinsurance

      Certain premiums are assumed from and ceded to other insurance companies under various reinsurance agreements. ProAssurance cedes reinsurance to provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks, and provide additional capacity for growth. A significant portion of the reinsurance is effected under reinsurance contracts known as treaties and, in some instances, by negotiation on individual risks.

      Reinsurance expense is estimated based on the terms of the respective reinsurance agreements. The estimated expense is continually reviewed and any adjustments which become necessary are included in current operations. Amounts recoverable from reinsurers are estimated in a manner consistent with the loss liability associated with the reinsured policies.

 Deferred Policy Acquisition Costs

      Costs that vary with and are directly related to the production of new and renewal premiums (primarily premium taxes, commissions and underwriting salaries) are deferred to the extent they are recoverable against unearned premiums and are amortized as related premiums are earned.

 Reserve for Losses and Loss Adjustment Expenses

      The reserve for losses and loss adjustment expenses represents management’s estimates, using methods it considers reasonable and appropriate, of the ultimate cost of all losses incurred but unpaid. The estimated liability is continually reviewed, and any adjustments which become necessary, are included in current operations.

 Capital Resources

      As of December 31, 2001 the Company did not have any material commitments for capital expenditures.

 Recognition of Revenues

      Insurance premiums are recognized as revenues pro rata over the terms of the policies.

 Stock Options

      As allowed by Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” ProAssurance elected to continue use of Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” to measure employee stock compensation expense with pro forma disclosure of net income and earnings per share determined as if the fair value method had been applied in measuring compensation cost.

 Income Taxes

      ProAssurance files a consolidated federal income tax return. Deferred income taxes are provided for temporary differences between financial and income tax reporting relating primarily to unrealized gains on

PROASSURANCE CORPORATION AND SUBSIDIARIES
(FORMERLY MEDICAL ASSURANCE, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

securities, discounting of losses and loss adjustment expenses for income tax reporting, and the limitation of the unearned premiums deduction for income tax reporting.

 Earnings Per Share

      Earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during each year after giving effect to stock dividends and treasury shares.

 Accounting Changes

      In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, which supersedes Opinion 17, Intangible Assets. Both statements are effective for fiscal years beginning after December 15, 2001. The new rules address how goodwill and other intangible assets should be accounted for in financial statements upon acquisition and how these items should be accounted for subsequent to acquisition. Contrary to Opinion 17, SFAS No. 142 does not presume that goodwill and all other intangible assets are wasting assets requiring amortization. Instead, goodwill and intangible assets that have indefinite useful lives will be tested at least annually for impairment. If goodwill and intangible assets are deemed to be impaired, the change will be charged through the Statement of Income. SFAS No. 142 requires additional disclosure of information about goodwill and other intangible assets in the years subsequent to their acquisition. ProAssurance has determined there are no impaired intangible assets as of December 31, 2001. ProAssurance operating results for the twelve months ended December 31, 2001 included net amortization expense of $154,000 that will not be recorded in future periods due to the adoption of SFAS 142. Additionally, ProAssurance expects deferred credits related to prior year acquisitions of $1.7 million will be reduced to zero in 2002 with the change being accounted for as the cumulative effect of a change in accounting principle.

2.     Consolidation of Medical Assurance and Professionals Group

      ProAssurance Corporation was formed for the purpose of consolidating Medical Assurance, Inc. (“Medical Assurance”) and Professionals Group, Inc. (“Professionals Group”) and began operations on June 27, 2001 in a transaction referred to hereafter as the consolidation (“consolidation”).

      The consolidation of Medical Assurance into ProAssurance was in the form of a corporate reorganization and was treated in a manner similar to a pooling of interests. Upon consummation of the consolidation, each outstanding share of Medical Assurance common stock, par value $1.00 per share, was converted into one share of ProAssurance common stock, par value $0.01 per share. Approximately 22.6 million ProAssurance shares were issued to Medical Assurance shareholders. Additionally, approximately 399,000 outstanding Medical Assurance options were converted into a like number of outstanding ProAssurance options.

      The consolidation of Professionals Group into ProAssurance was treated as a purchase transaction. Each outstanding share of Professionals Group common stock was converted into the right to receive, at the holder’s election, either (a) 0.897 of a share of ProAssurance common stock plus $13.47 in cash, or (b) $27.47 in cash. Aggregate consideration paid to the Professionals Group shareholders consisted of approximately $196 million in cash and 3.2 million shares of ProAssurance common stock, valued at approximately $50 million. The fair value of ProAssurance shares issued was $15.59 per share based on the average Medical Assurance common stock price for a few days prior to June 27, 2001. Additionally, outstanding options of approximately 262,000 Professionals Group common shares were converted to outstanding options of approximately 459,000 ProAssurance common shares. The estimated fair value of the options issued was approximately $3 million.

PROASSURANCE CORPORATION AND SUBSIDIARIES
(FORMERLY MEDICAL ASSURANCE, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      ProAssurance funded the cash requirements of the consolidation with the proceeds of a $110 million term loan facility (see Note 11) and with internal funds generated from dividends paid to ProAssurance by Medical Assurance and Professionals Group at the time of closing.

      The total cost of the purchase transaction of approximately $252 million has been allocated to the assets acquired and the liabilities assumed based on estimates of their respective fair values. The estimated fair value of identifiable assets acquired totaled $1,165 million and the estimated fair value of the liabilities assumed totaled $931 million.

      The estimated excess of the total cost of the acquisition over the fair value of net assets acquired of approximately $18.4 million was recorded as goodwill.

      The preliminary fair value of Professionals Group’s reserves for losses and loss adjustment expenses and related reinsurance recoverables was estimated based on the present value of the expected underlying cash flows of the loss reserves and reinsurance recoverables and includes a risk premium and a profit margin. In determining the preliminary fair value estimate, management discounted Professionals Group’s historical GAAP undiscounted net loss reserves to present value assuming a 5% discount rate, which approximated the current U.S. Treasury rate at the date of the consolidation. The discounting pattern was actuarially developed from Professionals Group’s historical loss data. An expected profit margin of 5% was applied to the discounted loss reserves, which is consistent with management’s understanding of the returns anticipated by the reinsurance market (the reinsurance market representing a willing party in the purchase of loss reserves). Additionally, for the professional liability loss reserves of Professionals Group, an estimated risk premium of 5% was applied to the discounted reserves, which is deemed to be reasonable and consistent with expectations in the marketplace given the long-tail nature and the related high degree of uncertainty of such reserves. For the personal lines loss reserves (homeowners and automobile) of Professionals Group, an estimated risk premium of 2% was applied to discounted loss reserves as such reserves develop over a much shorter period of time and, generally, are less volatile than professional liability reserves. ProAssurance has not recognized any adjustments to that preliminary fair value.

      ProAssurance is required to incorporate Professionals Group’s activity commencing upon the effective date of the acquisition. The unaudited pro forma information below presents combined results of operations as if the acquisition had occurred at the beginning of the respective periods presented after giving effect to certain adjustments, including amortization of goodwill, increased interest expense on debt related to the acquisition and lower investment income due to cash used to fund a portion of the consolidation, and related tax effects. Professionals Group’s nonrecurring and transaction related expenses were also excluded from the pro forma financial information. The unaudited pro forma information is not necessarily indicative of the results of operations of the combined company had the acquisition occurred at the beginning of the periods presented, nor is it necessarily indicative of future results (in thousands, except per share data).

	ProForma Results
	Twelve Months
	Ended
	December 31

	2001	2000

Revenues	$528,629	$487,080

Net income (loss)	$(6,950)	$25,861

Net income (loss) per share
Basic	$(0.27)	$0.98

Diluted	$(0.27)	$0.97

PROASSURANCE CORPORATION AND SUBSIDIARIES
(FORMERLY MEDICAL ASSURANCE, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.     Segment Information

      ProAssurance operates in the United States of America and, prior to the consolidation, operated in only one reportable industry segment, the professional liability insurance segment, that principally provides professional liability insurance and reinsurance for providers of healthcare services, and to a limited extent providers of legal services. The professional liability segment includes the operating results of three significant insurance companies: The Medical Assurance Company, Inc. (“MA-Alabama”), Medical Assurance of West Virginia (“MA-West Virginia”), Inc., and ProNational Insurance Company (“ProNational”).

      As a result of the consolidation, ProAssurance is now engaged in an additional segment, which is providing personal property and casualty insurance to individuals (the personal lines segment). At December 31, 2001, ProAssurance owns 84% of the stock of MEEMIC Holdings, Inc. (“MEEMIC Holdings”), a publicly traded insurance holding company that provides personal auto, homeowners, boat and umbrella coverages primarily to educational employees and their families through its wholly-owned subsidiary, MEEMIC Insurance Company (“MEEMIC”).

      The accounting policies of each segment are consistent with those described in the basis of presentation footnote of ProAssurance’s consolidated financial statements. Identifiable assets of ProAssurance are primarily cash and marketable securities. Other than cash and marketable securities owned directly by the parent company, the identifiable assets of ProAssurance are allocated to the reportable operating segments. Other than investment income earned directly by the parent company and interest expense related to long-term debt held by the parent company, all revenues and expenses of ProAssurance are allocated to the operating segments for purposes of Statement of Financial Accounting Standard No. 131, Disclosures about Segments of an Enterprise and Related Information. Revenue is primarily from unaffiliated customers and the effect of transactions between segments has been eliminated.

      The table below provides a reconciliation of segment information to total consolidated information (in millions).

	Twelve
	Months Ended
	December 31

	2001	2000

Revenues:
Professional liability lines	$306.8	$222.6
Personal lines	75.3	—
Corporate and other	0.5	—

Total revenues	$382.6	$222.6

Net Income:
Professional liability lines	$6.8	$24.3
Personal lines	7.1	—
Corporate and other	(1.4)	—

Total net income	$12.5	$24.3

PROASSURANCE CORPORATION AND SUBSIDIARIES
(FORMERLY MEDICAL ASSURANCE, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31

	2001	2000

Identifiable Assets:
Professional liability lines	$1,913.5	$1,122.8
Personal lines	324.7	—
Corporate and other	0.1	—

Total assets	$2,238.3	$1,122.8

4.     Investments

      The amortized cost and estimated fair value of fixed maturities and equity securities (in thousands) are as follows:

	December 31, 2001

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

U. S. Treasury securities	$58,768	$905	$(249)	$59,424
State and municipal bonds	407,738	5,410	(2,149)	410,999
Corporate bonds	412,907	8,550	(2,463)	418,994
Asset-backed securities	379,817	4,079	(3,598)	380,298
Certificates of deposit	570	—	—	570

	1,259,800	18,944	(8,459)	1,270,285
Equity securities	101,221	6,383	(10,560)	97,044

	$1,361,021	$25,327	$(19,019)	$1,367,329

	December 31, 2000

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

U. S. Treasury securities	$18,657	$213	$(64)	$18,806
State and municipal bonds	398,214	4,605	(2,293)	400,526
Corporate bonds	124,824	1,103	(2,275)	123,652
Asset-backed securities	61,144	302	(1,503)	59,943
Certificates of deposit	570	—	—	570

	603,409	6,223	(6,135)	603,497
Equity securities	82,274	6,784	(8,186)	80,872

	$685,683	$13,007	$(14,321)	$684,369

      The amortized cost and estimated fair value of fixed maturities (in thousands) at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

PROASSURANCE CORPORATION AND SUBSIDIARIES
(FORMERLY MEDICAL ASSURANCE, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ProAssurance uses the call date as the contractual maturity for prerefunded state and municipal bonds which are 100% backed by U.S. Treasury obligations.

		Estimated
	Amortized	Fair
	Cost	Value

Due in one year or less	$74,312	$75,553
Due after one year through five years	314,649	320,326
Due after five years through ten years	327,280	330,463
Due after ten years	163,742	163,645
Asset-backed securities	379,817	380,298

	$1,259,800	$1,270,285

      Excluding investments in bonds and notes of the U.S. Government, a U.S. Government agency, or pre-refunded state and municipal bonds which are 100% backed by U.S. Treasury obligations, no investment in any person or its affiliates exceeded 10% of stockholders’ equity at December 31, 2001.

      Amounts of investment income by investment category (in thousands) are as follows:

	Year Ended December 31

	2001	2000	1999

Fixed maturities	$52,238	$34,370	$34,711
Equities	3,243	3,408	1,589
Real estate	1,496	1,472	1,581
Short-term investments	4,786	3,961	3,325
Other	1,237	852	839

	63,000	44,063	42,045
Investment expenses	(3,218)	(2,613)	(2,772)

Net investment income	$59,782	$41,450	$39,273

      Net realized gains and losses (in thousands) are included in other income as follows:

	Year Ended December 31

	2001	2000	1999

Gross gains	$8,619	$3,542	$3,915
Gross losses	(3,178)	(2,629)	(2,128)

Net gains	$5,441	$913	$1,787

      These gains and losses are primarily derived from sales of investment securities. In 2001, gross losses included $409,000 recognized due to a permanent decline in the fair value of one security.

      These realized gains and losses, net of related tax expense of $1.9 million, $0.3 million, and $0.6 million, respectively, were reclassified from “Accumulated other comprehensive income (loss)” included in stockholders’ equity to “Other income” in the Consolidated Statements of Income.

PROASSURANCE CORPORATION AND SUBSIDIARIES
(FORMERLY MEDICAL ASSURANCE, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Proceeds from sales (excluding maturities and paydowns) of available-for-sale securities were $565.3 million, $108.5 million and $125.7 million during 2001, 2000, and 1999, respectively.

5.     Reinsurance

      ProAssurance has various quota share, excess of loss assumption, and cession reinsurance agreements. ProAssurance generally retains the risk for losses between $250,000 and $1 million. ProAssurance reinsures the risks above the maximum limits of its reinsurance treaties on a facultative basis whereby the reinsurer agrees to insure a particular risk up to a designated limit.

      The effect of reinsurance on premiums written and earned (in thousands) in 2001 is as follows:

	2001		2000		1999
	Premiums		Premiums		Premiums

	Written	Earned	Written	Earned	Written	Earned

Direct	$343,370	$330,385	$195,915	$190,664	$184,669	$187,945
Assumed	45,613	51,125	27,956	25,633	16,924	19,547
Ceded	(78,692)	(68,165)	(29,592)	(38,701)	(44,670)	(43,068)

Net Premiums	$310,291	$313,345	$194,279	$177,596	$156,923	$164,424

      Reinsurance contracts do not relieve ProAssurance from its obligations to policyholders. A contingent liability exists with respect to reinsurance ceded to the extent that any reinsurer does not meet the obligations assumed under the reinsurance agreements. ProAssurance continually monitors its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

      At December 31, 2001, all reinsurance recoverables are considered collectible; the amounts as shown in the accompanying consolidated balance sheets approximate the fair value of the amounts recoverable from reinsurers. As required by the various state insurance laws, reinsurance recoverables totaling approximately $13.0 million are collateralized by letters of credit or funds withheld.

PROASSURANCE CORPORATION AND SUBSIDIARIES
(FORMERLY MEDICAL ASSURANCE, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.     Income Taxes

      Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of ProAssurance’s deferred tax liabilities and assets (in thousands) are as follows:

	December 31

	2001	2000

Deferred tax liabilities:
Deferred acquisition costs	$5,420	$3,715
Unrealized gains on investments, net	2,208	—
Other	2,090	5,096

Total deferred tax liabilities	9,718	8,811
Deferred tax assets:
Unrealized losses on investments, net	—	460
Unpaid loss discount	56,502	32,283
Unearned premium adjustment	12,836	6,825
Net operating losses	20,093	—
Tax basis in intangibles	10,369	—
Other	483	—

Total deferred tax assets	100,283	39,568

Net deferred tax assets	$90,565	$30,757

      In the opinion of management, it is more likely than not that ProAssurance will realize the benefit of the deferred tax assets, and therefore, no valuation allowance has been established.

      A reconciliation of “expected” income tax expense (35% of income before income taxes) to actual income tax expense in the accompanying financial statements (in thousands) follows:

	Year Ended December 31

	2001	2000	1999

Computed “expected” tax expense	$3,839	$9,905	$22,106
Tax-exempt municipal and state bond income	(6,544)	(6,082)	(5,815)
Other	(142)	177	169

Total	$(2,847)	$4,000	$16,460

      ProAssurance has available approximately $55 million in Federal tax net operating loss carryforwards. These carryforwards begin to expire in the year 2018. Approximately $44 million of the carryforwards relate to the consolidation with Professionals Group. As such, the amount which can be utilized by ProAssurance in any one year is limited to approximately $12.5 million.

7.     Deferred Policy Acquisition Costs

      Underwriting and insurance costs directly related to the production of new and renewal premiums are considered as acquisition costs and are capitalized and amortized to expense over the period in which the

PROASSURANCE CORPORATION AND SUBSIDIARIES
(FORMERLY MEDICAL ASSURANCE, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

related premiums are earned. As is common practice within the industry, reinsurance ceding commissions due ProAssurance are considered as a reduction of acquisition costs, and therefore reduce the total amount capitalized.

      Amortization of deferred acquisition costs amounted to approximately $37.8 million, $21.1 million, and $21.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. Unamortized deferred acquisition costs are included in other assets on the consolidated balance sheets and amounted to approximately $15.5 million and $10.4 million at December 31, 2001 and 2000, respectively.

8.     Reserves for Losses and Loss Adjustment Expenses

      ProAssurance establishes reserves based on its estimates of the future amounts necessary to pay claims and expenses associated with investigation and settlement of claims. These estimates consist of case reserves and bulk reserves. Case reserves are estimates of future losses and loss adjustment expenses (“losses and LAE”) for reported claims and are established by ProAssurance’s claims department. Bulk reserves, which include a provision for losses that have occurred but have not been reported to ProAssurance as well as development on reported claims, are the difference between (i) the sum of case reserves and paid losses and (ii) an actuarially determined estimate of the total losses and LAE necessary for the ultimate settlement of all reported claims and incurred but not reported claims, including amounts already paid.

      Losses and LAE reserves are determined on the basis of individual claims and actuarially determined estimates of future losses based on ProAssurance’s past loss experience, available industry data and projections as to future claims frequency, severity, inflationary trends and settlement patterns. Estimating reserves, especially professional liability reserves, is a complex process which is heavily dependent on judgment and involves many uncertainties. As a result, reserve estimates may vary significantly from the eventual outcome. The assumptions used in establishing ProAssurance’s reserves are regularly reviewed and updated by management as new data becomes available. Any adjustments necessary are reflected in current operations.

      ProAssurance believes that the methods it uses to establish reserves are reasonable and appropriate. Each year, ProAssurance obtains an independent actuarial review of the reserves for losses and LAE of each insurance subsidiary. The independent actuaries prepare reports that include recommendations as to the level of reserves. ProAssurance considers these recommendations as well as other factors, such as known, anticipated or estimated changes in frequency and severity of claims and loss retention levels and premium rates, in establishing the amount of its reserves for losses and LAE. The statutory filings of each insurance company with the insurance regulators must be accompanied by an actuary’s certification as to their respective reserves in accordance with the requirements of the National Association of Insurance Commissioners.

PROASSURANCE CORPORATION AND SUBSIDIARIES
(FORMERLY MEDICAL ASSURANCE, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Activity in the reserve for losses and loss adjustment expenses (reserves) is summarized as follows (in thousands):

	2001	2000	1999

Balance at January 1	$659,659	$665,792	$660,640
Less reinsurance recoverables	166,202	179,508	179,890

Net balance at January 1	493,457	486,284	480,750
Net reserves acquired from Professionals Group	557,284	—	—
Incurred related to:
Current year	303,387	178,210	158,303
Prior years	13,818	(12,500)	(53,646)
Change in death, disability and retirement reserve	(18,647)	(10,000)	—

Total incurred	298,558	155,710	104,657
Paid related to:
Current year	(137,121)	(14,909)	(10,297)
Prior years	(143,893)	(133,628)	(88,826)

Total paid	(281,014)	(148,537)	(99,123)

Net balance at December 31	1,068,285	493,457	486,284
Plus reinsurance recoverables	374,056	166,202	179,508

Balance at December 31	$1,442,341	$659,659	$665,792

      Professional liability reserves comprise a substantial portion of ProAssurance’s reserves. Professional liability reserves established in the early 1990’s were strongly influenced by the dramatically increased frequency and severity experienced by ProAssurance, and the industry as a whole, during the mid-1980’s. As a result, ProAssurance established prudent accident year reserves, resulting in accident year loss ratios in excess of 100% of earned premium. Some of these trends moderated, and in some cases, reversed, which have resulted in the recognition of redundancies related to prior accident year reserves.

      The professional liability legal environment has deteriorated once again during the past several years. Beginning in 2000, ProAssurance recognized adverse trends in claim severity, causing increased estimates of certain loss liabilities. As a result, favorable development of prior year loss reserves slowed during 2000 and some amount of adverse development occurred during 2001. ProAssurance’s management believes the unearned premiums under contracts, together with the related anticipated investment income to be earned, is adequate to discharge the related contract liabilities.

9.     Commitments and Contingencies

      ProAssurance is involved in various legal actions arising primarily from claims related to insurance policies. At other times legal actions may arise from claims asserted by policyholders. The legal actions arising from these claims have been considered by ProAssurance in establishing its reserves. While the outcome of all legal actions is not presently determinable, ProAssurance’s management is of the opinion, based on consultation with legal counsel, that the settlement of these actions will not have a material adverse effect on ProAssurance’s financial position or results of operations.

PROASSURANCE CORPORATION AND SUBSIDIARIES
(FORMERLY MEDICAL ASSURANCE, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.     Employee Benefit Plans

      ProAssurance and its subsidiaries currently maintain several defined contribution employee benefit plans, stock purchase plans and incentive plans, all of which cover substantially all employees of the respective subsidiaries meeting certain eligibility requirements. ProAssurance’s contributions to these plans are primarily based on various percentages of compensation, and in some instances are based upon the amount of the employees’ contributions to the plans. ProAssurance’s expense under all benefit plans was $2.5 million, $1.2 million, and $1.0 million in 2001, 2000 and 1999, respectively.

11.     Long-term Debt

      On June 27, 2001, ProAssurance borrowed $110 million under a term loan facility in order to fund the consolidation. The debt bears interest at a variable rate based on the London Interbank Offered Rate (LIBOR) or the bank’s base rate as elected from time to time by ProAssurance. At December 31, 2001 the interest rate was 3.40%. The debt requires quarterly principal repayments of $2.5 million. Beginning in 2003, ProAssurance must also repay an additional annual installment equal to 50% of the adjusted parent-only annual cash flow, up to a maximum of $15 million. During 2001 ProAssurance made the two required quarterly payments of $2.5 million and, in September 2001, made a $22.5 million prepayment on the debt.

      Excluding annual cash flow repayments, the aggregate remaining amounts of maturities of long-term debt for the next five years are as follows: 2002 through 2004, $10 million each year; and in 2005 the remaining balance becomes due on September 30.

      The term loan is part of a credit facility provided to ProAssurance by a bank syndicate under the terms of a revolving credit agreement that also provides for a line of credit in the amount of $40 million. Borrowings under the line of credit are repayable in full in two years, subject to renewal. ProAssurance has not borrowed any funds under the revolving line of credit.

      The credit agreement, as is customary for credit agreements of this size and nature, requires that ProAssurance maintain certain financial standards, otherwise known as loan covenants, including:

•	a consolidated debt coverage ratio of 3.75 to 1 through June 30, 2002 and 3.0 to 1 thereafter;

•	minimum consolidated tangible net worth equal to the sum of (i) 90% of the consolidated net worth of ProAssurance as of June 30, 2001, and (ii) 75% of cumulative consolidated net income after June 30, 2001;

•	a consolidated fixed charge coverage ratio of 1.5 to 1;

•	a funded debt to adjusted statutory capital ratio of 0.35 to 1; and

•	maintenance of statutory Risk-Based Capital ratios (as defined by the National Association of Insurance Commissioners) of 3.5 to 1 by two of its insurance companies, The Medical Assurance Company, Inc. and ProNational Insurance Company, Inc.

      As of December 31, 2001, ProAssurance was in compliance with the aforementioned loan covenants.

12.     Stockholders’ Equity

      At December 31, 2001 ProAssurance had 100 million shares of authorized common stock and 50 million shares of authorized preferred stock. The Board of Directors has the authorization to determine the provisions for the issuance of shares of the preferred stock, including the number of shares to be issued and the designations, powers, preferences and rights and the qualifications, limitations or restrictions of such shares.

PROASSURANCE CORPORATION AND SUBSIDIARIES
(FORMERLY MEDICAL ASSURANCE, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2001, the Board of Directors had not authorized the issuance of any preferred stock nor determined any provisions for the preferred stock.

      The Board of Directors did not declare any stock dividends in 2001 or 2000. The Board of Directors declared stock dividends of 5% in December 1999. Cash was paid to shareholders for fractional shares. Earnings per share data for 1999 has been stated as if the above stock dividends had been declared on January 1, 1999.

      The Board of Directors of ProAssurance has reserved 1.5 million shares of common stock for issuance in accordance with ProAssurance’s Incentive Compensation Stock Plan, as discussed in Note 13. Under the terms of the plan, shares of ProAssurance Corporation stock are available to be awarded to key employees of ProAssurance Corporation and its subsidiaries. As of December 31, 2001, 2000, and 1999, there were approximately 42,000, 38,000, and 34,000 shares, respectively, (after giving effect to subsequent stock dividends and stock split) issued under the plan.

      “Accumulated other comprehensive income (loss)” shown in the Consolidated Statements of Changes in Capital is solely comprised of net unrealized gains (losses) on securities available for sale, net of taxes.

13.     Stock Options

      ProAssurance has an Incentive Compensation Stock Plan (the “ProAssurance Plan”) available to provide performance-based compensation to employees of ProAssurance and its subsidiaries. All terms and conditions of any grants under the ProAssurance Plan are at the discretion of the compensation committee. No stock options were granted under the ProAssurance Plan in 2001 and 2000; approximately 74,000 stock options were granted in 1999 at an exercise price of $21.01 per share (adjusted for the 1999 stock dividend). All options have been granted at a price equal to the market price of the stock on the date of grant. These options expire in ten years and were fully vested at the grant date, but are not exercisable until six months after the grant date.

      Additionally, as a part of the consolidation with Professionals Group, ProAssurance assumed all options previously granted under Professionals Group, Inc.’s 1996 Long-term Stock Incentive Plan. Each outstanding and unexercised option was converted into an option to purchase 1.76 shares of ProAssurance Common Stock at an option price to be determined by dividing the option price for the subject share of Professionals Group common stock by the exchange ratio of 1.76, resulting in 458,680 options outstanding after conversion. The options assumed were fully vested. No additional options are expected to be issued related to the Professionals Group, Inc.’s 1996 Long-term Stock Incentive Plan.

PROASSURANCE CORPORATION AND SUBSIDIARIES
(FORMERLY MEDICAL ASSURANCE, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Information regarding ProAssurance outstanding options under both plans for the year ending December 31, 2001 follows:

	2001

		Weighted
		Average
		Exercise
	Shares	Price

Outstanding at beginning of year	398,625	$24.28
Granted	—	—
Options assumed due to consolidation	458,680	$16.74
Exercised	(137,992)	$17.23
Canceled	—	—
Outstanding at end of year	719,313	$20.82

Options exercisable at end of year	719,313

      Outstanding ProAssurance options as of December 31, 2001 consisted of the following:

Options Outstanding				Options Exercisable

Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Range of Exercise Prices	Number	Life	Price	Number	Price

$9.23 – $26.03	719,313	6.5 years	$20.82	719,313	$20.82

      The fair value of options granted during 1999 was $10.14 per share, and was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: risk-free interest rate of 6.4%; volatility of 0.275; expected life of 8 years; and dividend yield of 0%. No options were granted in 2001 or 2000.

      ProAssurance applies APB Opinion 25 and related interpretations in accounting for these plans. Accordingly, no compensation cost has been recognized for these stock option plans. Had compensation cost for these plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, ProAssurance’s net income would have been reduced by $0.5 million, or $0.02 earnings per share (basic and diluted) in 1999. There would be no effect on net income or earnings per share in 2000 or 2001. The effect on net income for 1999 is not representative of the pro forma effect on net income for future years because additional stock option awards could be made in future years.

      MEEMIC Holdings has established a stock compensation plan (the “MEEMIC Plan”) under which shares of MEEMIC Holdings’ common stock are available to provide performance-based compensation to the officers, directors and employees of MEEMIC Holdings and its subsidiaries. All terms and conditions of any grants under the MEEMIC Plan are at the discretion of the Compensation Committee of MEEMIC Holdings’ board of directors. Currently, all options have been granted at an exercise price of $10 which was the market price of MEEMIC Holdings’ common stock on the date of grant; there were no grants in 2001. These options

PROASSURANCE CORPORATION AND SUBSIDIARIES
(FORMERLY MEDICAL ASSURANCE, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

are fully vested and expire ten years from the date of grant. Option information regarding the share activity of the MEEMIC Plan from June 27, 2001 (the date of consolidation) through December 31, 2001 follows:

Outstanding at beginning of period	224,000
Granted	—
Exercised	(68,000)
Canceled	(16,000)

Outstanding at end of year	140,000

      All of the outstanding options were exercisable at December 31, 2001.

14.     Statutory Accounting and Dividend Restrictions

      ProAssurance’s insurance subsidiaries are required to file statutory financial statements with state insurance regulatory authorities. GAAP differs from statutory accounting practices prescribed or permitted by regulatory authorities. Differences between financial statement net income and statutory net income are principally due to: (a) policy acquisition costs which are deferred under GAAP but expensed for statutory purposes; (b) statutory accounting prescribes the method for valuing investments in affiliates and does not permit consolidation; and (c) deferred income taxes which are recorded under GAAP but not for statutory purposes.

      At December 31, 2001 and 2000, statutory capital for each insurance subsidiary was sufficient to satisfy regulatory requirements. Statutory surplus and net income (loss) for each of ProAssurance’s insurance subsidiaries for the years ended December 31, 2001 and 2000 are as follows (in thousands):

	Statutory Surplus	Statutory
	as of	Net Income (Loss)
	December 31,	for the year ended
	2001	December 31, 2001**

The Medical Assurance Company, Inc.	$172,841	$(5,874)
ProNational Insurance Company	175,874	18,966
ProNational Casualty Company	12,007	203
Medical Assurance of West Virginia, Inc.	10,301	1,918
MEEMIC Insurance Company	80,093	7,017

	Statutory Surplus	Statutory
	as of	Net Income (Loss)
	December 31,	for the year ended
	2000	December 31, 2000

The Medical Assurance Company, Inc.	$208,805	$354
Medical Assurance of West Virginia, Inc.	8,007	959

**	ProNational Insurance Company, ProNational Casualty Company and MEEMIC Insurance Company were acquired as a result of the consolidation with Professionals Group and are included in the consolidated results of operations only since the date of consolidation. The statutory income shown in the table is the income for the period since June 27, 2001.

      Consolidated retained earnings are comprised primarily of subsidiaries’ retained earnings. Because MA-Alabama and ProNational paid extraordinary dividends to fund the consolidation, any dividend in the

PROASSURANCE CORPORATION AND SUBSIDIARIES
(FORMERLY MEDICAL ASSURANCE, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

twelve month period following those payments will be considered an extraordinary dividend requiring prior approval under applicable insurance laws. After the expiration of this period, ProAssurance’s insurance subsidiaries will be permitted to pay dividends of approximately $35.9 million during the next twelve months without prior approval. However, the payment of any dividend requires prior notice to the insurance regulator in the state of domicile and the regulator may prevent the dividend if, in its judgment, payment of the dividend would have an adverse effect on the surplus of the insurance subsidiary.

15.     Quarterly Results of Operations (unaudited)

      The following is a summary of unaudited quarterly results of operations (in thousands, except per share amounts) for 2001 and 2000:

	2001

	1st	2nd	3rd	4th

Net premiums earned	$49,545	$46,677	$105,492	$111,631
Net investment income	10,178	9,760	20,226	19,617
Other income	691	1,550	2,487	4,700
Net income	2,273	2,987	2,936	4,254
Basic and diluted earnings per share	0.10	0.13	0.11	0.16

	2000

	1st	2nd	3rd	4th

Net premiums earned	$37,276	$43,838	$44,563	$51,919
Net investment income	9,765	9,842	10,072	11,771
Other income	883	986	810	864
Net income	7,695	6,405	5,200	5,000
Basic and diluted earnings per share	0.33	0.27	0.22	0.22

      The sum of the above amounts may vary from the annual amounts because of rounding.

16.     Subsequent Events

      On March 18, 2002 MEEMIC Holdings announced that it intends to acquire all of its outstanding shares of stock not currently owned by ProAssurance for $29 per share in cash (a total of 1,204,290 fully diluted shares). The proposed transaction, has been unanimously approved by MEEMIC Holdings’ Board of Directors, including its independent Directors not affiliated with ProAssurance. Following completion of the offer, MEEMIC Holdings intends to delist its stock from the NASDAQ Stock Market and terminate the registration of its common stock under the Securities Exchange Act of 1934, as amended. MEEMIC Holdings intends to use primarily its own existing cash resources to fund the purchase of the shares.

      No timetable has been established for the transaction, although ProAssurance expects MEEMIC Holdings to proceed expeditiously. The transaction is subject to several conditions, including, without limitation, the negotiation of final terms of the transaction between the Board and the independent Directors; the receipt of fairness opinions; the receipt of all required regulatory and bank approvals; the receipt of confirmation from insurance rating agencies that the repurchase would not impair the current A- rating of MEEMIC Insurance Company or any of the other insurance subsidiaries of ProAssurance Corporation; and a favorable vote by a majority of the MEEMIC Holdings shareholders other than ProAssurance and persons who are affiliated with ProAssurance. There can be no assurance that the transaction will be completed.

2,750,000 Shares

ProAssurance Corporation

Common Stock

Prospectus

                , 2002

Banc of America Securities LLC

Cochran, Caronia & Co.
Sandler O’Neill & Partners, L.P.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 14.     Other Expenses of Issuance and Distribution.

      The following estimated costs and expenses in connection with the issuance and distribution of the securities being registered hereby are being paid by ProAssurance, except that the selling stockholder shall pay his share of the underwriting discounts and commissions and the registration fee and NASD filing fee based on the number of shares sold.

Securities and Exchange Commission registration fee		$4,743.75
NASD filing fee		5,656.25
NYSE filing fee		11,112.50
Printing and engraving costs		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky filing fees and expenses		—
Transfer Agent and Registrar fees and expenses		*
Miscellaneous expenses		*

TOTAL	$	*

* To be filed by amendment.

      All of the fees are estimated except for the registration fee and the filing fees with the NASD.

Item 15.     Indemnification of Directors and Officers

      As permitted by Delaware law, the Registrant’s certificate of incorporation provides that the directors of the Registrant will not be held personally liable for a breach of fiduciary duty as a director, except that a director may be liable for (1) a breach of the director’s duty of loyalty to the corporation or its shareholders, (2) acts made in bad faith or which involve intentional misconduct or a knowing violation of the law, (3) illegal payment of dividends under Section 174 of the Delaware General Corporation Law; or (4) for any transaction from which the director derives an improper personal benefit.

      The by-laws of the Registrant provide that the Registrant will indemnify any person involved in litigation brought by a third party or by or in the right of the Registrant by reason of the fact that he or she is or was a director, officer, employee or agent of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee or agent of another entity. The Registrant will only indemnify such a person if that person acted in good faith and in a manner he or she reasonably believed to be lawful and in the best interests of the Registrant, except that the person will not be entitled to indemnification in an action in which he or she is found to be liable to the corporation unless the Delaware Court of Chancery deems indemnification under these circumstances proper.

      The Registrant’s certificate of incorporation further provides that if Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Registrant shall be eliminated or limited to the fullest extent permitted by Delaware law, as so amended.

      The Registrant maintains in effect directors’ and officers’ liability insurance which provides coverage against certain liabilities.

Item 16.     Exhibits

      The exhibits to this registration statement are listed in the exhibit index, which appears elsewhere herein and is incorporated herein by reference.

Item 17.     Undertakings

      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf, by the undersigned thereunto duly authorized in the City of Homewood, State of Alabama, on this the 11th day of October 2002.

PROASSURANCE CORPORATION

By:	/s/ A. DERRILL CROWE

A. Derrill Crowe, M.D.,
Chairman of the Board
and Chief Executive Officer

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints A. Derrill Crowe, M.D., Victor T. Adamo, Esq., CPCU and James J. Morello, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ A. DERRILL CROWE A. Derrill Crowe, M.D.	Chairman of the Board and Chief Executive Officer (Principal Executive Officer) and Director	October 11, 2002

/s/ VICTOR T. ADAMO Victor T. Adamo, Esq., CPCU	Vice Chairman of the Board President and Director	October 11, 2002

/s/ HOWARD H. FRIEDMAN Howard H. Friedman	Senior Vice President, Chief Financial Officer and Secretary	October 11, 2002

/s/ JAMES J. MORELLO James J. Morello	Senior Vice President, Treasurer and Chief Accounting Officer	October 11, 2002

/s/ PAUL R. BUTRUS Paul R. Butrus	Vice Chairman, Director	October 11, 2002

/s/ LUCIAN F. BLOODWORTH Lucian F. Bloodworth	Director	October 11, 2002

Signature	Title	Date

/s/ ROBERT E. FLOWERS Robert E. Flowers, M.D.	Director	October 8, 2002

/s/ LEON C. HAMRICK Leon C. Hamrick, M.D.	Director	October 11, 2002

/s/ JOHN J. MCMAHON, JR. John J. McMahon, Jr.	Director	October 11, 2002

/s/ DRAYTON NABERS, JR. Drayton Nabers, Jr.	Director	October 11, 2002

/s/ JOHN P. NORTH, JR. John P. North, Jr.	Director	October 11, 2002

/s/ ANN F. PUTALLAZ Ann F. Putallaz	Director	October 11, 2002

/s/ WILLIAM H. WOODHAMS William H. Woodhams, M.D.	Director	October 11, 2002

EXHIBIT INDEX

Exhibit No.		Description

*	1.1	Form of Underwriting Agreement.
	3.1	Certificate of Incorporation of ProAssurance Corporation.(1)
	3.2	By-Laws of ProAssurance Corporation.(1)
	4.1	Specimen of Common Stock Certificate of ProAssurance Corporation.(2)
*	5.1	Opinion of Burr & Forman LLP as to legality of Common Stock.
	10.1	Amendment to Release and Severance Compensation Agreement of Victor T. Adamo.
	10.2	Employment Agreement of A. Derrill Crowe, M.D.
	10.3	Amendment and Assumption Agreement between Medical Assurance Inc. and ProAssurance Corporation regarding Incentive Stock Compensation Plan.(3)
*	10.4	Release and Severance Compensation Agreement of Howard H. Friedman.
*	10.5	Release and Severance Compensation Agreement of James J. Morello.
	10.6	Credit Agreement dated as of December 15, 1995, between Medical Assurance, Inc. and South Trust Bank of Alabama, National Association.(2)
	23.1	Consent of Ernst & Young LLP.
	23.2	Consent of PricewaterhouseCoopers LLP.
	23.3	Consent of Burr & Forman LLP (included in Exhibit 5.1).
	24.1	Powers of Attorney. (See signature pages for this registration statement).

*	To be filed by amendment

(1)	Filed as an exhibit to ProAssurance Corporation’s Form 10-K for the year ended December 31, 2002, and incorporated herein by reference.

(2)	Filed as an exhibit to ProAssurance Corporation’s Form S-4, dated November 6, 2000, and incorporated herein by reference.

(3)	Filed as an exhibit to ProAssurance Corporation’s Proxy Statement dated April 19, 2002 and incorporated herein by reference.